3/10

93165 8


04035584

89- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daiwa House Industry Co. Ltd

*CURRENT ADDRESS

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

DEPOSITARY BANK: Deutsche Bank

FILE NO. 89- 60 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

F-6WAV	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
DEF 14A	*(PROXY)*	☐	*SUPPL*	*(OTHER)*	☐

OICF/BY: dlw

DATE : 7/19/04

931658

04 MAR 10 AM 7:21

Deutsche Bank

Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services
60 Wall Street
MS NYC60-2727
New York, NY 10005-2858

March 03, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number **089-00060** with Respect to the ADR facility of Shares of **Daiwa House Industry Co. Ltd.** pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

Chris Konopelko
Assistant Vice President

Daiwa House™
group

FINANCIAL FACTBOOK

Fiscal Year Ending March 31,2003

Consolidated & Non-Consolidated

ダイワハウス 大和ハウス工業株式會社

FINANCIAL FACT BOOK

INDEX 目次

連結(CONSOLIDATED)

FINANCIAL FACT BOOK

単独(NON-CONSOLIDATED)

Housing Starts
住宅着工戸数
Prefabricated Housing Starts
プレハブ着工戸数



(Thousands of unit/千戸)
1,400
1,200
1,000
800
600
400
200
0
'99
'00
'01
'02
'03
Housing Starts
住宅着工戸数
Prefabricated Housing Starts
プレハブ着工戸数
(Thousands of unit/千戸)
(%)
500
400
300
200
100
0
5.0
4.0
3.0
2.0
1.0
0.0
'99
'00
'01
'02
'03
Private-Owned Housing Starts
持家着工戸数
Daiwa's Share in Private-Owned Houses
持家着工の内、当社のシェア

Fiscal years ended March 31	1999	2000	2001	2002	2003
Housing Starts(Thousands of unit) 住宅着工戸数(千戸)	1,180	1,226	1,213	1,173	1,146
Prefabricated Housing Starts(Thousands of unit) プレハブ着工戸数(千戸)	182	185	171	163	162
Prefabrication Share(%) プレハブシェア(%)	15.4	15.1	14.1	13.9	14.1
Private-Owned Housing Starts(Thousands of unit) 持家着工戸数(千戸)	438	476	438	377	366
Daiwa's Share in Private-Owned Houses(%) 持家着工の内、当社のシェア(%)	3.0	2.8	2.7	2.8	2.9

(注)住宅着工戸数及びプレハブ着工戸数は、「住宅着工統計」(国土交通省)より

Source: "Statistical Survey of Construction Starts"- Ministry of Land, Infrastructure and Transport.

Sales of Houses (In Number of Unit)
住宅販売戸数



(Units/戸)
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
'99
'00
'01
'02
'03
Single-family houses
戸建
Multi-family houses
集合

Fiscal years ended March 31	1999	2000	2001	2002	2003
Sales of Houses(In Number of Unit) 住宅販売戸数(戸)	37,638	36,694	35,204	40,284	40,970
Single-Family Houses(In Number of Unit) 戸建(戸)	14,884	14,663	14,714	17,868	16,578
Multi-Family Houses(In Number of Unit) 集合(戸)	22,754	22,031	20,490	22,416	24,392

(注)戸建住宅の販売戸数には、分譲住宅及びマンションの販売戸数を含んでいます。
Also included in 'Single-family houses' is Condominium's Sales.

ANALYSIS OF OPERATIONS　業績

Net Sales (left scale)
売上高(左メモリ)
Operating Income ・ Ordinary Income ・ Net Income(Loss) (right scale)
営業利益・経常利益・税引利益(損失)(右メモリ)


(¥Million/百万円)
(¥Million/百万円)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
100,000
80,000
60,000
40,000
20,000
0
-20,000
-40,000
-60,000
-80,000
-100,000
'99
'00
'01
'02
'03
Net Sales
売上高
Operating Income
営業利益
Ordinary Income
経常利益
Net Income(Loss)
税引利益(損失)

Fiscal years ended March 31	1999	2000	2001	2002	2003
Net Sales (¥Million) 売上高(百万円)	896,005	951,072	1,016,236	1,197,924	1,184,543
Operating Income (¥Million) 営業利益(百万円)	40,215	47,497	44,289	46,031	45,271
Ordinary Income(Loss) (¥Million) 経常利益(百万円)	41,333	49,032	46,780	44,635	41,851
Net Income(Loss) (¥Million) 税引利益(損失)(百万円)	16,699	17,450	6,256	5,216	-91,388

Sales by Segment
セグメント別売上高



(¥Million/百万円)
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
'02
'03
Housing
住宅事業
Commercial
construction
商業建築事業
Resort Hotels
観光事業
Home Center
ホームセンター事業
Others
その他事業

セグメント別売上高

Fiscal years ended March 31	2002	2003
Housing 住宅事業	806,002	791,980
Commercial Construction 商業建築事業	260,784	248,013
Resort Hotels 観光事業	48,499	51,903
Home Center ホームセンタ事業	45,462	52,159
Others その他事業	89,228	97,116
Total 合計	1,197,924	1,184,543

Operating Income (Loss) by Segment
セグメント別営業利益(損失)

セグメント別営業利益(損失)

	2002	2003
住宅事業	42,932	39,134
商業建築事業	18,350	17,631
観光事業	-4,355	-3,968
ホームセンター事業	301	305
その他事業	2,520	2,573
合計	46,031	45,271

ANALYSIS OF FINANCIAL POSITION　財政状態

Stockholders' Equity / Total Assets
株主資本比率

(%)
70
60
50
40
30
20
10
0
'99 '00 '01 '02 '03

Stockholders' Equity/Total Assets
株主資本比率

Liquid Ratio
流動比率
Fixed Assets / Stockholders' Equity
固定比率

(%)
300
250
200
150
100
50
0
'99 '00 '01 '02 '03

Liquid Ratio
流動比率
Fixed Assets/Stockholders' Equity
固定比率

Fiscal years ended March 31	1999	2000	2001	2002	2003
Stockholders' Equity/Total Assets(%) 株主資本比率(%)	63.4	62.9	57.6	49.1	44.2
Liquid Ratio(%) 流動比率(%)	206.2	230.8	195.0	157.5	174.2
Fixed Assets/Stockholders' Equity(%) 固定比率(%)	87.2	86.1	88.8	110.6	129.5

Return on Equity
株主資本税引利益率

Stockholders' Equity per Share (left scale)
一株当たり株主資本(左メモリ)
Net Income (Loss) per Share (right scale)
一株当たり利益(損失)(右メモリ)



(%)
5.0
0.0
-5.0
-10.0
-15.0
-20.0
'99
'00
'01
'02
'03
Return on Equity
株主資本税引利益率
(¥/円)
1,200
1,150
1,100
1,050
1,000
950
900
850
800
100
50
0
-50
-100
-150
-200
Stockholders' Equity per Share
株当たり株主資本
Net Income(Loss) per Share
一株当たり利益(損失)

Fiscal years ended March 31	1999	2000	2001	2002	2003
Return on Equity(%) 株主資本税引利益率(%)	2.8	2.9	1.0	0.9	-17.1
Stockholders' Equity per Share(¥) 一株当たり株主資本(円)	1,151.1	1,188.6	1,182.0	1,066.6	884.6
Net Income (Loss) per Share(¥) 一株当たり利益(損失)(円)	31.88	33.52	12.05	9.55	-167.06

Capital Expenditures
設備投資額

Depreciation
減価償却費


(¥Million/百万円)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
'01
'02
'03
(¥Million/百万円)
22,000
21,000
20,000
19,000
18,000
'01
'02
'03

Fiscal years ended March 31	2001	2002	2003
Capital Expenditures(¥Million)			
設備投資額(百万円)	30,558	64,432	24,711
住宅事業	16,705	20,753	6,983
商業建築事業	3,315	11,934	8,114
観光事業	2,215	2,514	2,164
ホームセンター事業	1,494	1,841	2,317
その他事業	5,130	3,996	3,777
全社	1,696	23,392	1,354
Depreciation(¥Million)			
減価償却費(百万円)	19,731	20,882	21,386
住宅事業	4,527	5,378	5,287
商業建築事業	2,124	2,122	2,604
観光事業	6,127	6,609	6,333
ホームセンター事業	568	538	591
その他事業	4,739	4,442	4,774
全社	1,643	1,791	1,793

Consolidated Balance Sheets (¥Million)
貸借対照表（百万円）

March 31		1999	2000	2001	2002	2003
<Assets 資産の部>						
Current Assets	流動資産					
Cash & Time Deposits	現預金	132,671	142,790	176,494	150,118	104,083
Trade Notes & Accounts Receivable	受取手形・売掛金	48,067	56,247	62,873	65,875	62,922
Marketable Securities	有価証券	3,331		37	179	201
Inventories	棚卸資産	231,342	229,792	258,001	298,423	267,198
Other	その他の流動資産	10,289	22,584	25,513	29,983	35,860
Allowance for Doubtful Accounts	貸倒引当金	−2,124	−2,150	−1,757	−1,765	−1,971
Total Current Assets	流動資産合計	423,578	449,266	521,163	542,814	468,295
Fixed Assets	固定資産					
Tangible Fixed Assets	有形固定資産	365,502	376,488	383,853	426,630	349,646
Intangible Fixed Assets	無形固定資産	1,403	3,619	4,814	7,488	7,509
Investments & Other Assets	投資等	159,081	151,543	156,626	210,194	268,990
Total Fixed Assets	固定資産合計	525,987	531,651	545,293	644,312	626,145
Translation Adjustment	為替換算調整勘定	1,136	975			
Total Assets	資産合計	950,701	981,893	1,066,457	1,187,127	1,094,441
<Liabilities 負債の部>						
Current Liabilities	流動負債					
Trade Notes & Accounts Payable	支払手形・買掛金	89,152	91,157	149,802	174,773	116,902
Short-Term Bank Loans	短期借入金	30,000		2,000	55,000	2,800
Bonds Due within One Year	一年内償還社債			2,005		
Accrued Income Taxes	未払法人税・事業税	3,847	13,350	13,200	2,378	8,419
Other	その他の流動負債	82,434	90,164	100,272	112,573	140,689
Total Current Liabilities	流動負債合計	205,434	194,672	267,280	344,725	268,811
Long-Term Liabilities	固定負債					
Bonds	社債	2,450	2,090		2,000	2,000
Long-Term Bank Loans	長期借入金			1,000		1,237
Other	その他の固定負債	139,510	144,198	160,855	234,048	315,951
Total Long-Term Liabilities	固定負債合計	141,960	146,288	161,855	236,048	319,188
Total Liabilities	負債合計	347,395	340,961	429,135	580,773	588,000
Minority Interests	少数株主持分	245	23,510	23,454	23,915	22,756
<Stockholders' Equity 資本の部>						
Common Stock	資本金	108,781	108,781	108,781	110,120	110,120
Additional Paid-in Capital	資本準備金	122,041	122,041	122,041	147,755	
Capital Reserve	資本剰余金					147,755
Retained Earnings	連結剰余金	372,240	390,206	387,594	387,590	
Retained Earnings	利益剰余金					289,840
Land Revaluation Surplus	土地再評価差額金				−59,909	−60,408
Net unrealized Gain on Available-for-Sale Securities	その他有価証券評価差額金				1,357	776
Cumulative Translation Adjustment	為替換算調整勘定			−927	−808	−881
Treasury Stock-at Cost	自己株式	−2	−3,607	−3,621	−3,667	−3,517
Total Stockholders' Equity	資本合計	603,060	617,421	613,867	582,438	483,684
Total Liabilities & Stockholders' Equity	負債・資本合計	950,702	981,893	1,066,457	1,187,127	1,094,441

Consolidated Statements of Income (¥Million)
損益計算書 (百万円)

Years Ended March 31		1999	2000	2001	2002	2003
<Operating Income & Expenses 営業損益の部>						
Net Sales	売上高	896,005	951,072	1,016,236	1,197,924	1,184,543
Cost of Sales	売上原価	691,317	736,309	794,170	945,473	936,860
Selling,General & Administrative Expenses	販管費	164,472	167,266	177,776	206,419	202,411
Operating Income	**営業利益**	**40,215**	**47,497**	**44,289**	**46,031**	**45,271**
<Non-Operationg Income & Expenses 営業外損益の部>						
Interest & Dividend Income	受取利息・配当金	2,001	910	796	568	546
Equity in Earning of Associated Companies	持分法による投資利益	530	752	933	1,051	277
Interest Expenses	支払利息・社債利息	827	434	298	1,348	722
Ordinary Income	**経常利益**	**41,333**	**49,032**	**46,780**	**44,635**	**41,851**
Income(Loss) before Taxes	**税金等調整前当期純利益(純損失)**	**21,414**	**32,123**	**12,796**	**9,538**	**-155,157**
Income Taxes	法人税等	4,652	14,014	5,731	3,720	-63,577
Minority Income (Loss)	少数株主利益(損失)	62	659	808	600	-191
Equity in Earning of Associated Companies	持分法投資損益					
Net Income (Loss)	**当期純利益(純損失)**	**16,699**	**17,450**	**6,256**	**5,216**	**-91,388**

		1999	2000	2001	2002	2003
Net Income (Loss) per Share (¥)	一株当たり利益(損失)(円)	31.88	33.52	12.05	9.55	-167.06
Cash Dividends per Share (¥)	一株当たり配当金(円)	17.00	17.00	17.00	10.00	10.00
Pay-out Ratio (%)	配当性向(%)	53.3	50.7	141.1	104.7	-6.0

		1999	2000	2001	2002	2003
Non-Operating Inc.& Exp.-Net	金融収支	1,174	476	497	-779	-176
Number of Outstanding Shares (Thousands of Share)	発行済株式数(千株)	523,893	519,441	519,340	546,054	546,816

Consolidated Statements of Sharehoiders' Equity (¥Million)
剰余金計算書(百万円)

		Outstanding Number of Shares of Common Stock (Thousands) 発行済株式総数(千株)	Common Stock 資本金	Additional Paid-in Capital 資本準備金	Capital Reserve 資本剰余金	Retained Earnings 連結剰余金	Retained Earnings 利益剰余金
Balance,March31,1998		**523,893**	**108,781**	**122,041**		**364,609**	
Net Income	当期純利益					16,699	
Cash Dividends, ¥17.0per Share	株主配当金					(8,906)	
Bonuses to Directors and Corporate Auditors	役員賞与金					(161)	
Other	その他						
Balance,March31,1999		**523,893**	**108,781**	**122,041**		**372,240**	
Net Income	当期純利益					17,450	
Cash Dividends, ¥17.0per Share	株主配当金					(8,867)	
Bonuses to Directors and Corporate Auditors	役員賞与金					(54)	
Other	その他	(4,452)				9,437	
Balance,March31,2000		**519,441**	**108,781**	**122,041**		**390,206**	
Net Income	当期純利益					6,256	
Cash Dividends, ¥17.0per Share	株主配当金					(8,830)	
Bonuses to Directors and Corporate Auditors	役員賞与金					(37)	
Other	その他	(101)					
Balance,March31,2001		**519,340**	**108,781**	**122,041**		**387,594**	
Net Income	当期純利益					5,216	
Cash Dividends, ¥17.0per Share	株主配当金					(8,828)	
Bonuses to Directors and Corporate Auditors	役員賞与金					(54)	
Other	その他	26,714	(1,339)	(25,714)		3,663	
Balance,March31,2002		**546,054**	**110,120**	**147,755**		**387,590**	
Net Loss	当期純損失					—	(91,388)
Cash Dividends, ¥10.0per Share	株主配当金					—	(5,460)
Bonuses to Directors and Corporate Auditors	役員賞与金					—	(18)
Other	その他	762				—	(883)
Balance,March31,2003		**546,816**	**110,120**	**—**	**147,755**	**—**	**289,840**

【住宅事業 Housing】

Units under Management

住宅管理戸数の推移


(Units/戸)
70,000
65,000
60,000
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
'00
'01
'02
'03
□Management of Rental Apartment Units
賃貸住宅管理戸数(大和リビング㈱)
■Management of Condominium Units
分譲型マンション管理戸数(㈱ダイワサービス)

Fiscal years ended March 31	2000	2001	2002	2003
Managemennt of Rental Apartment Units 賃貸住宅管理戸数(大和リビング㈱)	35,276	46,057	57,311	66,934
Management of Condominium Units 分譲型マンション管理戸数(㈱ダイワサービス)	24,874	27,981	34,162	36,207

□ 賃貸住宅管理戸数(大和リビング㈱)

	戸数	入居率
一括借上(入居保証)※	44,819	95.6%
一 般 管 理	22,115	—
合 計	66,934	—

※自社所有物件を含む *including own assets*

□ 分譲型マンション管理戸数(㈱ダイワサービス)

	棟数	戸数
管理組合からの受託	675	36,207

Condominiums−マンション事業

受注高の状況(百万円) − Order Received(¥Million)

Division 地区	2002				
	戸数 Units	専有面積 Floor Area	金額 Total Amount	平均専有面積 Area per Unit	平均受注金額 Order per Unit
Hokkaido 北海道	342	42,265	9,937	123.58	29.1
Tohoku 東北	618	47,587	15,086	77.00	24.4
Kanto 関東	1,241	96,816	53,088	78.01	42.8
Chubu 中部	534	46,940	16,481	87.90	30.9
Kinki 近畿	1,239	96,119	34,656	77.58	28.0
Chugoku 中国	75	5,871	2,054	78.28	27.4
Kyusyu 九州	253	22,791	8,411	90.08	33.2
Total 合計	4,302	358,390	139,713	83.31	32.5

Division 地区	2003				
	戸数 Units	専有面積 Floor Area	金額 Total Amount	平均専有面積 Area per Unit	平均受注金額 Order per Unit
Hokkaido 北海道	246	24,756	7,101	100.63	28.9
Tohoku 東北	533	41,622	13,202	78.09	24.8
Kanto 関東	1,177	83,849	46,251	71.24	39.3
Chubu 中部	407	34,861	11,279	85.65	27.7
Kinki 近畿	1,521	111,805	41,244	73.51	27.1
Chugoku 中国	92	7,257	2,473	78.88	26.9
Kyusyu 九州	232	20,588	7,711	88.74	33.2
Total 合計	4,208	324,738	129,262	77.17	30.7

売上高の状況(百万円) − Sales(¥Million)

Division 地区	2002				
	戸数 Units	専有面積 Floor Area	金額 Total Amount	平均専有面積 Area per Unit	平均売上金額 Sales per Unit
Hokkaido 北海道	617	59,795	16,807	96.91	27.2
Tohoku 東北	669	52,064	16,720	77.82	25.0
Kanto 関東	1,319	105,193	53,582	79.75	40.6
Chubu 中部	538	47,812	16,297	88.87	30.3
Kinki 近畿	1,096	83,230	29,374	75.94	26.8
Chugoku 中国	52	4,061	1,397	78.10	26.9
Kyusyu 九州	281	25,455	8,837	90.59	31.4
Total 合計	4,572	377,610	143,014	82.59	31.3

Division 地区	2003				
	戸数 Units	専有面積 Floor Area	金額 Total Amount	平均専有面積 Area per Unit	平均売上金額 Sales per Unit
Hokkaido 北海道	353	35,708	9,801	101.16	27.8
Tohoku 東北	608	48,091	15,239	79.10	25.1
Kanto 関東	1,064	76,669	45,302	72.06	42.6
Chubu 中部	425	36,232	12,000	85.25	28.2
Kinki 近畿	1,432	114,604	41,323	80.03	28.9
Chugoku 中国	104	8,317	2,772	79.97	26.7
Kyusyu 九州	267	24,033	9,118	90.01	34.1
Total 合計	4,253	343,654	135,554	80.80	31.9

Condominiums-マンション事業

新規販売の状況（百万円） - Selling Newly-Started(¥Million)

Division 地区	2002 戸数 Units	2002 専有面積 Floor Area	2002 総販売価額 Total Sales	2002 平均専有面積 Area per Unit	2002 平均販売価額 Price per Unit
Hokkaido 北海道	398	40,953	11,789	102.90	29.6
Tohoku 東北	551	43,179	14,288	78.36	25.9
Kanto 関東	1,202	88,961	50,128	74.01	41.7
Chubu 中部	563	49,017	17,443	87.06	31.0
Kinki 近畿	1,416	118,546	47,217	83.72	33.3
Chugoku 中国	79	6,133	2,221	77.63	28.1
Kyusyu 九州	297	26,449	10,312	89.05	34.7
Total 合計	4,506	373,239	153,399	82.83	34.0

Division 地区	2003 戸数 Units	2003 専有面積 Floor Area	2003 総販売価額 Total Sales	2003 平均専有面積 Area per Unit	2003 平均販売価額 Price per Unit
Hokkaido 北海道	156	14,173	4,048	90.85	25.9
Tohoku 東北	568	43,508	14,797	76.60	26.1
Kanto 関東	1,395	99,905	59,753	71.62	42.8
Chubu 中部	373	32,447	10,753	86.99	28.8
Kinki 近畿	835	64,329	26,074	77.04	31.2
Chugoku 中国	66	5,244	2,158	79.45	32.7
Kyusyu 九州	210	18,223	6,749	86.78	32.1
Total 合計	3,603	277,830	124,332	77.11	34.5

完成在庫の状況（百万円） － Stock Completed Construction(¥Million)

Division 地区	2002 As of March 31, 2002 戸数 Units	専有面積 Floor Area	金額 Cost Price	平均専有面積 Area per Unit
Hokkaido 北海道	33	3,404	855	103.2
Tohoku 東北	71	5,456	1,366	76.8
Kanto 関東	122	10,187	4,332	83.5
Chubu 中部	64	5,593	1,383	87.4
Kinki 近畿	327	25,634	8,615	78.4
Chugoku 中国	7	699	197	99.9
Kyusyu 九州	30	2,670	885	89.0
Total 合計	654	53,643	17,632	82.0

Division 地区	2003 As of March 31, 2003 戸数 Units	専有面積 Floor Area	金額 Cost Price	平均専有面積 Area per Unit	販売予定額 Selling Price
Hokkaido 北海道	44	4,312	1,110	98.00	1,295
Tohoku 東北	87	6,694	1,702	76.94	2,187
Kanto 関東	132	9,879	4,901	74.84	5,867
Chubu 中部	85	6,987	1,724	82.20	2,198
Kinki 近畿	291	23,544	6,878	80.91	7,827
Chugoku 中国	12	1,128	433	94.00	515
Kyusyu 九州	101	8,405	2,504	83.22	3,086
Total 合計	752	60,949	19,255	81.05	22,975

【商業建築事業 Commercial Construction】

Sublease Areas of Commercial Construction
商業建築建物（転貸）面積の推移


(㎡)
900,000
850,000
800,000
750,000
700,000
650,000
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
'00
'01
'02
'03
DAIWA INFORMATION SERVICES CO.,LTD
大和情報サービス(株)
DAIWAROYAL CO.,LTD
ダイワロイヤル(株)
TOTAL
2社計

Fiscal years ended March 31	2000	2001	2002	2003
DAIWA INFORMATION SERVICES CO.,LTD ‥① 大和情報サービス(株)	317,434	367,693	434,290	467,217
DAIWAROYAL CO.,LTD ‥② ダイワロイヤル(株)	128,416	217,411	282,114	392,931
TOTAL 2社計	**445,850**	**585,104**	**716,404**	**860,148**

Other Circumstances of Commercial Construction (sublease)
商業建築建物賃貸（転貸）の状況

	Areas 建物賃貸面積（㎡）	*Tenants* テナント数	*Occupancy* 入居率
①大和情報サービス(株)	467,217	719	99.6%
②ダイワロイヤル(株)	392,931	786	99.7%
2 社 計	**860,148**	**1,505**	**99.6%**

Premiums and Obligations under Operating Lease (¥ million)
オペレーティングリースの状況（未経過リース料残高） 単位：百万円)

	as a lessor 貸 手	*as a lessee* 借 手
①大和情報サービス(株)	127,012	108,430
②ダイワロイヤル(株)	153,406	129,715
2 社 計	**280,418**	**238,145**

【観光事業 Resort Hotels】

Number of Hotels Guests (left scale)
宿泊お客様数
Room Occupancy Rates (right scale)
客室稼働率の推移



(Thousands/千人)
(%)
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
50
45
40
35
30
25
20
15
10
'01
'02
'03
Number of Guests (the first half) 上期宿泊お客様数
Number of Guests (the second half) 下期宿泊お客様数
Room Occupancy Rates (the first half) 上期客室稼働率
Room Occupancy Rates (the second half) 下期客室稼働率

Guests Attending Weddings (left scale)
婚礼利用お客様数の推移
Number of Chapels (right scale)
チャペル(洋式結婚式場)数の推移



(Thousands/千人)
(Facilities/施設)
120,000
100,000
80,000
60,000
40,000
20,000
30
25
20
15
10
5
0
'01
'02
'03
Guests Attending Weddings (the first half) 上期婚礼利用お客様数
Guests Attending Weddings (the second half) 下期婚礼利用お客様数
Number of Chapels チャペル数

Fiscal years ended March 31	2001	2002	2003
Number of Guests (the first half) 上期宿泊お客様数(人)	1,029,388	1,245,892	1,393,300
Number of Guests (the second half) 下期宿泊お客様数(人)	935,762	1,125,519	1,308,867
Room Occupancy Rates (the first half) 上期客室稼働率(%)	33.8	40.9	45.7
Room Occupancy Rates (the second half) 下期客室稼動率(%)	32.4	38.6	44.9

Fiscal years ended March 31	2001	2002	2003
Guests Attending Weddings (the first half) 上期婚礼利用お客様数	58,658	72,962	94,742
Guests Attending Weddings (the second half) 下期婚礼利用お客様数	86,342	105,567	112,480
Number of Chapels チャペル数(館内型8施設を含む)	9	21	24

【観光事業 Resort Hotels–Golf Courses】

Number of Guests (left scale)
ゴルフ場ご利用お客様数
Number of Members (right scale)
期末会員数



250,000
200,000
150,000
100,000
50,000
0
(人)
7,000 (人)
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
'02 the first
'02 the second
'03 the first
'03 the second
Number of Guests
ゴルフ場ご利用お客様数
Number of Members
期末会員数

Fiscal years ended March 31	2002 *the first half* 上期	2002 *the second half* 下期	2003 *the first half* 上期	2003 *the second half* 下期
Number of Guests ゴルフ場ご利用お客様数	190,801	166,164	208,006	159,231
Numbers of Members 期末会員数	6,476	6,272	6,494	6,209

Net Scale (left scale)
ゴルフ場売上高
Sales Account per Customer (right scale)
ゴルフ場お客様1人当たりご利用単価



(¥Millon/百万円)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(¥/円)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
'02 the first
'02 the second
'03 the first
'03 the second
Net Sales
ゴルフ場売上高
Sales Account per Customer
ゴルフ場1人当たりご利用単価

Fiscal years ended March 31	2002 *the first half* 上期	2002 *the second half* 下期	2003 *the first half* 上期	2003 *the second half* 下期
Net Sales ゴルフ場売上高	2,688	2,307	2,663	2,064
Sales Account per Customer ゴルフ場お客様1人当たりご利用単価	13,611	13,420	12,730	12,043

※ゴルフ場数は10ケ所 *total values of 10 golf cources*

【ホームセンター事業　Home Center】

Store Visits
購入お客様数
Sales Account per Customer
お客様1人当たり購入単価

Sales Floor Space (left scale)
期末店舗面積
Number of Stores (right scale)
期末店舗数



(Thousands/千人)
12,000
10,000
8,000
6,000
4,000
2,000
0
(¥/円)
3,000
2,500
2,000
1,500
1,000
500
0
'01
'02
'03
Number of Guests (the first half) 上期購入お客様数
Number of Guests (the second half) 下期購入お客様数
Sales Account per Customer (the first half) 上期お客様1人当たり単価
Sales Account per Customer (the second half) 下期お客様1人当たり単価
(㎡)
200,000
190,000
180,000
170,000
160,000
150,000
140,000
130,000
120,000
110,000
100,000
(Stores/店)
38
37
36
35
34
33
32
31
30
29
28
Sales Floor Space 期末店舗面積
Number of Stores 期末店舗数

Fiscal years ended March 31	2001	2002	2003
Number of Guests (the first half)(thousands) 上期購入お客様数（千人）	7,891	8,522	10,057
Numbers of Guests (the second half)(thousand) 下期購入お客様数（千人）	7,058	8,348	10,375
Sales Account per Customer (the first half)(¥) 上期お客様1人当たり購入単価（円）※	2,566	2,509	2,373
Sales Account per Customer (the second half)(¥) 下期お客様1人当たり購入単価（円）※	2,622	2,476	2,314

※リフォームを除く *Except from Home Renovation*

Fiscal years ended March 31	2001	2002	2003
Sales Floor Space 期末店舗面積（外売場を除く）	144,277	146,233	166,239
Numbers of Stores 期末店舗数	36	36	38

吹田店（大阪府）　02年　4月オープン
千葉北店（千葉県）　02年　9月オープン
塚口店（兵庫県）　02年11月オープン
藤沢店（神奈川県）　03年　3月オープン

高槻店（大阪府）　02年　8月クローズ
妻沼店（埼玉県）　02年12月クローズ

【その他事業-都市型ホテル部門 Others- City-Center Hotels】

Room Occupancy Rates
客室稼働率の推移


(%)
90
85
80
75
70
65
60
55
50
'01
'02
'03
Room Occupancy Rates (the first half) 上期客室稼働率
Room Occupancy Rates (the second half) 下期客室稼働率

Fiscal years ended March 31	2001	2002	2003
Room Occupancy Rates (the first half)(%) 上期客室稼働率(%)	65.2	77.9	74.3
Room Occupancy Rates (the second half)(%) 下期客室稼動率(%)	71.3	69.6	75.0

Number of Rooms
客室数の推移

(Rooms/室)

2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0

'01 '02 '03

□"Royton Sapporo" ロイトン札幌　■"Roynet Hotels" ロイネットホテル

Fiscal years ended March 31	2001	2002	2003
"Roynet Hotels"	(3)	(6)	(8)
ロイネットホテル(ダイワロイヤル㈱)	551	1,159	1,594
"Royton Sapporo"	(1)	(1)	(1)
ロイトン札幌(大和ハウス工業㈱)	292	292	292
Total	(4)	(7)	(9)
合計	843	1,451	1,886

※(　)内はホテル数　*The inside of ( ) shows the numbers of each hotels.*

【その他事業-その他の部門（スーパー銭湯）Others- Others (Hot Springs Leisure Facilities)】

Number of Guests
ご利用お客様数の推移


(Thousands/千人)
3,000
2,500
2,000
1,500
1,000
500
0
'01
'02
'03

□ Number of Guests (the first half)
上期利用お客様数

■ Number of Guests (the second half)
下期利用お客様数

Fiscal years ended March 31	2001	2002	2003
Number of Guests (the first half) 上期ご利用お客様数	791	1,242	2,342
Number of Guests (the second half) 下期ご利用お客様数	1,154	1,879	2,738

Number of Facilities "Yamatono yu"
施設数の推移「やまとの湯」

(Facilities/施設)
15
10
5
0
'01
'02
'03

Fiscal years ended March 31	2001	2002	2003
Number of facilities "Yamato no yu" 期末施設数 「やまとの湯」	5	9	13

ANALYSIS OF OPERATIONS　業績

Net Sales (left scale)
売上高（左メモリ）
Operating Income・Ordinary Income・Net Income(Loss) (right scale)
営業利益・経常利益・税引利益(損失)(右メモリ)


(¥Million/百万円)
(¥Million/百万円)
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
60,000
40,000
20,000
0
-20,000
-40,000
-60,000
-80,000
-100,000
-120,000
'99
'00
'01
'02
'03
Net Sales
売上高
Operating Income
営業利益
Ordinary Income
経常利益
Net Income(Loss)
税引利益(損失)

Fiscal years ended March 31	1999	2000	2001	2002	2003
Net Sales (¥Million) 売上高（百万円）	871,637	871,892	917,355	1,081,079	1,042,920
Operating Income (¥Million) 営業利益（百万円）	39,563	41,365	38,096	38,711	33,143
Ordinary Income (¥Million) 経常利益（百万円）	41,590	42,921	40,103	36,604	30,636
Net Income(Loss) (¥Million) 税引利益(損失)(百万円)	3,421	14,696	4,038	1,027	-99,642

Sales by Segment-Changes in Sales Mix
部門別売上高


'03
'02
'01
'00
'99
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Single-Family Houses
戸建
Multi-Family Houses
集合
Stores
流通店舗
Office Buildings,Factories
鋼管構造・建築
Real Estate
不動産
Others-
その他

Fiscal years ended March 31		1999	2000	2001	2002	2003
Single-Family Houses	戸建	304,430	327,049	300,757	281,491	277,826
Multi-Family Houses	集合	186,128	185,848	175,666	193,471	208,001
Stores	流通店舗	113,663	110,491	129,688	128,499	126,540
Office Buildings,Factories	鋼管構造・建築	97,534	85,806	91,494	98,748	83,501
Real Estate	不動産	94,182	86,224	134,335	283,819	239,583
Others-	その他	75,699	76,473	85,415	95,052	107,470
(including Resort Hotels)	(うち観光)	(39,627)	(37,308)	(43,485)	(49,589)	(55,311)
Total	**合計**	**871,637**	**871,892**	**917,355**	**1,081,080**	**1,042,921**

Gross Profit Ratio by Segment
部門別売上総利益率

35(%)
30
25
20
15
10
5
0
'99 '00 '01 '02 '03

Single-Family Houses 戸建
Multi-Family Houses 集合
Stores 流通店舗
Office Buildings,Factories 鋼管構造・建築
Real Estate 不動産
Others- その他

Years ended March 31		1999	2000	2001	2002	2003
Single-Family Houses	戸建	26.0	25.9	25.1	24.3	23.9
Multi-Family Houses	集合	25.8	24.6	24.5	24.0	24.6
Stores	流通店舗	22.2	20.7	20.5	21.9	21.7
Office Buildings,Factories	鋼管構造・建築	17.1	14.0	13.8	12.8	14.5
Real Estate	不動産	10.7	11.2	16.2	14.6	12.4
Others-	その他	30.2	28.2	28.0	29.5	28.4
Total	**合計**	**23.2**	**22.5**	**22.2**	**20.8**	**20.8**

ANALYSIS OF FINANCIAL POSITION 財政状態



Stockholders' Equity/Total Assets
株主資本比率
(%)
80
70
60
50
40
30
20
10
0
'99
'00
'01
'02
'03
Stockholders' Equity/Total Assets
株主資本比率
Liquid Ratio
流動比率
Fixed Assets/Stockholders' Equity
固定比率
(%)
300
250
200
150
100
50
0
'99
'00
'01
'02
'03
Liquid Ratio
流動比率
Fixed Assets/Stockholders' Equity
固定比率

Fiscal years ended March 31	1999	2000	2001	2002	2003
Stockholders' Equity/Total Assets(%) 株主資本比率(%)	64.6	67.3	62.2	54.2	50.1
Liquid Ratio(%) 流動比率(%)	203.4	231.2	192.5	152.5	165.6
Fixed Assets/Stockholders' Equity(%) 固定比率(%)	84.1	80.8	82.2	99.8	114.2

Return on Equity
株主資本税引利益率

(%)
5.0
0.0
-5.0
-10.0
-15.0
-20.0
'99
'00
'01
'02
'03
Return on Equity
株主資本税引利益率

Stockholders' Equity per Share (left scale)
一株当たり株主資本(左メモリ)
Net Income(Loss) per Share (right scale)
一株当たり利益(損失)(右メモリ)

(¥/円)
(¥/円)
1,150
1,100
1,050
1,000
950
900
850
800
50
0
-50
-100
-150
-200
'99
'00
'01
'02
'03
Stockholders' Equity per Share
一株当たり株主資本
Net Income(Loss) per Share
一株当たり利益(損失)

Fiscal years ended March 31	1999	2000	2001	2002	2003
Return on Equity(%) 株主資本税引利益率(%)	0.6	2.5	0.7	0.2	-19.3
Stockholders' Equity per Share(¥) 一株当たり株主資本(円)	1,115.7	1,137.4	1,128.1	1,036.7	842.4
Net Income(Loss) per Share(¥) 一株当たり利益(損失)(円)	6.53	28.05	7.71	1.87	-181.01

Non-Consolidated Balance Sheets (¥Million)
貸借対照表（百万円）

March 31		1999	2000	2001	2002	2003
<Assets 資産の部>						
Current Assets	流動資産					
Cash & Time Deposits	現預金	120,921	114,132	148,383	121,275	66,365
Trade Notes & Accounts Receivable	受取手形・売掛金	49,648	46,361	49,947	57,707	54,955
Marketable Securities	有価証券	3,332				
Inventories	棚卸資産	230,683	224,005	247,325	281,968	247,460
Other	その他の流動資産	11,189	20,710	21,123	24,599	29,571
Allowance for Doubtful Accounts	貸倒引当金	-2,430	-2,059	-1,647	-1,699	-1,910
Total Current Assets	**流動資産合計**	**413,343**	**403,151**	**465,130**	**483,851**	**396,442**
Fixed Assets	固定資産					
Tangible Fixed Assets	有形固定資産	364,591	355,809	361,109	391,127	310,930
Intangible Fixed Assets	無形固定資産	1,233	3,154	4,125	6,337	6,105
Investments & Other Assets	投資等	125,717	122,641	120,291	171,998	212,614
Total Fixed Assets	**固定資産合計**	**491,543**	**481,605**	**485,526**	**569,462**	**529,649**
Deferred Assets	繰延資産					
Total Assets	**資産合計**	**904,887**	**884,757**	**950,657**	**1,053,314**	**926,092**
<Liabilities 負債の部>						
Current Liabilities	流動負債					
Trade Notes & Accounts Payable	支払手形・買掛金	88,435	80,001	139,288	164,203	102,552
Short-Term Debt	短期借入金	30,000			52,000	
Bonds Due within One Year	一年内償還社債			2,005		
Accrued Expenses	未払費用	4,427	6,018	7,566	5,763	12,965
Accrued Income Taxes	未払法人税・事業税	3,442	12,092	10,113		4,520
Other	その他の流動負債	76,918	76,283	82,613	95,328	119,368
Total Current Liabilities	**流動負債合計**	**203,223**	**174,395**	**241,587**	**317,294**	**239,408**
Long-Term Liabilities	固定負債					
Bonds	社債	2,450	2,090			
Other	その他の固定負債	114,705	112,410	118,076	165,164	223,087
Total Long-Term Liabilities	**固定負債合計**	**117,155**	**114,500**	**118,076**	**165,164**	**223,087**
Total Liabilities	**負債合計**	**320,378**	**288,895**	**359,664**	**482,459**	**462,495**
<Stockholders' Equity 資本の部>						
Common Stock	資本金	108,781	108,781	108,781	110,120	110,120
Capital Reserve	資本剰余金	122,041	122,041	122,041	147,755	147,755
Retained Earnings	利益剰余金	353,685	365,038	360,170	372,429	266,397
Land Revaluation Surplus	土地再評価差額金				-60,929	-61,495
Net Unrealized Gain on Available-for-Sale Securities	株式等評価差額金				1,521	1,055
Treasury Stock	自己株式				-42	-237
Total Stockholders' Equity	**資本合計**	**584,508**	**595,861**	**590,993**	**570,855**	**463,596**
Total Liabilities & Stockholders' Equity	**負債・資本合計**	**904,887**	**884,757**	**950,657**	**1,053,314**	**926,092**

Non-Consolidated Statement of Income (¥Million)
損益計算書（百万円）

Years Ended March 31		1999	2000	2001	2002	2003
<Operating Income & Expenses	**営業損益の部>**					
Net Sales	売上高	871,637	871,892	917,355	1,081,079	1,042,920
Cost of Sales	売上原価	669,660	675,526	713,878	855,807	825,573
Selling,General & Administrative Expenses	販管費	162,412	155,000	165,380	186,560	184,203
Operating Income	**営業利益**	**39,563**	**41,365**	**38,096**	**38,711**	**33,143**
<Non-Operating Income & Expense	**営業外損益の部>**					
Interest & Dividend Income	受取利息・配当金	2,814	1,583	1,498	1,288	1,328
Interest Expenses	支払利息・社債利息	802	376	253	1,269	621
Ordinary Income	**経常利益**	**41,590**	**42,921**	**40,103**	**36,604**	**30,636**
Income(Loss) before Taxes	**税引前当期利益(損失)**	**7,221**	**26,231**	**8,022**	**3,286**	**-164,081**
Income Taxes	法人税等	3,800	11,534	3,984	2,258	-64,438
Net Income(Loss)	**税引利益(損失)**	**3,421**	**14,696**	**4,038**	**1,027**	**-99,642**

Net Income(Loss) per Share (¥)	一株当たり利益(損失)(円)	6.53	28.05	7.71	1.87	-181.01
Cash Dividends per Share (¥)	一株当たり配当金(円)	17.00	17.00	17.00	10.00	10.00
Pay-out Ratio (%)	配当性向(%)	260.3	60.6	220.5	535.8	-5.5

Non-Operating Inc.& Exp.-Net	金融収支	1,863	1,206	1,245	18	707
Number of Outstanding Shares (Thousands of share)	発行済株式数(千株)	523,893	523,893	523,893	550,610	550,321
Number of Employees	従業員数(人)	12,387	12,003	11,137	12,299	11,471

Housing 住宅事業

受注経路(住宅＋集合)-Channels of Orders

Fiscal years ended March 31	2001	2002	2003
Model Houses (%) 展示場(%)	30	26	28
Referral Orders (%) 紹介(%)	44	43	45
Campaign (%) キャンペーン(%)	14	17	13
Others (%) その他(%)	12	14	14

建替比率(建替＋住替)-Percentage of Re-builders

Fiscal years ended March 31	2001	2002	2003
Percentage of Re-builders (%) 建替比率(%)	38	34	33

住宅展示場-Model Houses

Fiscal years ended March 31	2001	2002	2003
Number of Model Houses 住宅展示場数	339	349	335
Model House Visits 住宅展示場来場者数(人)	132,922	160,825	144,833
Visits per Model House 1展示場当たり住宅展示場来場者数(人)	392	461	432

住宅金融公庫比率-Percentage of Buyers Who Applied for Loan from H.L.C

Fiscal years ended March 31	2001	2002	2003
Single-Family Houses (%) 戸建住宅(%)	66	49	24
Multi-Family Houses(%) 集合住宅(%)	21	14	10

平均売上金額-Sales per Unit

	Fiscal years ended March 31	2001	2002	2003
戸建	Steel-Frame (¥Million) 戸建住宅(百万円)	25.6	26.8	26.8
	Wood-Frame (¥Million) 木造住宅(百万円)	22.6	24.0	23.1
	Single-Family Houses (¥Million) (百万円)	25.4	26.7	26.6
集合	Steel-Frame (¥Million) 集合住宅(百万円)	8.6	8.7	8.6
	Wood-Frame (¥Million) 木造集合(百万円)	7.1	7.2	6.8
	Multi-Family Houses (¥Million) (百万円)	8.5	8.6	8.5
分譲	Steel-Frame (¥Million) 分譲住宅(百万円)	21.6	21.6	21.3
	Wood-Frame (¥Million) 木造建売(百万円)	19.1	19.9	20.6
	Single-Family Houses for Sale (¥Million) (百万円)	21.0	21.2	21.1

平均売上面積-Area per Unit

	Fiscal years ended March 31	2001	2002	2003
戸建	Steel-Frame (㎡) 戸建住宅(㎡)	143.2	144.5	143.4
	Wood-Frame (㎡) 木造住宅(㎡)	-	134.5	132.6
	Single-Family Houses (㎡) (㎡)	143.2	144.0	142.7
集合	Steel-Frame (㎡) 集合住宅(㎡)	53.6	54.9	53.1
	Wood-Frame (㎡) 木造集合(㎡)	-	48.6	49.2
	Multi-Family Houses (㎡) (㎡)	53.6	54.7	53.0
分譲	Steel-Frame (㎡) 分譲住宅(㎡)	129.8	129.8	129.4
	Wood-Frame (㎡) 木造建売(㎡)	-	123.4	124.7
	Single-Family Houses for Sale (㎡) (㎡)	129.8	128.2	128.1

Condominiums マンション事業

受注高の状況(百万円) − Order Received(¥Million)

Division 地区	2002 戸数 Units	2002 専有面積 Floor Area	2002 金額 Total Amount	2002 平均専有面積 Area per Unit	2002 平均受注金額 Order per Unit
Hokkaido 北海道	342	42,265	9,937	123.6	29.1
Tohoku 東北	618	47,587	15,086	77.0	24.4
Kanto 関東	1,165	91,166	50,312	78.3	43.2
Chubu 中部	534	46,940	16,481	87.9	30.9
Kinki 近畿	905	75,773	26,845	83.7	29.7
Chugoku 中国	51	3,950	1,466	77.5	28.8
Kyusyu 九州	249	22,496	8,333	90.4	33.5
Total 合計	3,864	330,178	128,460	85.5	33.2

Division 地区	2003 戸数 Units	2003 専有面積 Floor Area	2003 金額 Total Amount	2003 平均専有面積 Area per Unit	2003 平均受注金額 Order per Unit
Hokkaido 北海道	246	24,756	7,101	100.6	28.9
Tohoku 東北	533	41,622	13,202	78.1	24.8
Kanto 関東	1,104	78,282	43,485	70.9	39.4
Chubu 中部	353	30,409	10,719	86.1	30.4
Kinki 近畿	810	67,660	23,633	83.5	29.2
Chugoku 中国	67	5,334	1,899	79.6	28.3
Kyusyu 九州	220	19,646	7,475	89.3	34.0
Total 合計	3,333	267,709	107,515	80.3	32.3

売上高の状況(百万円) − Sales(¥Million)

Division 地区	2002 戸数 Units	2002 専有面積 Floor Area	2002 金額 Total Amount	2002 平均専有面積 Area per Unit	2002 平均売上金額 Sales per Unit
Hokkaido 北海道	617	59,795	16,807	96.9	27.2
Tohoku 東北	669	52,064	16,720	77.8	25.0
Kanto 関東	1,254	100,353	51,197	80.0	40.8
Chubu 中部	538	47,812	16,297	88.9	30.3
Kinki 近畿	748	60,866	21,153	81.4	28.3
Chugoku 中国	36	2,761	1,056	76.7	29.3
Kyusyu 九州	281	25,455	8,837	90.6	31.5
Total 合計	4,143	349,106	132,067	84.3	31.9

Division 地区	2003 戸数 Units	2003 専有面積 Floor Area	2003 金額 Total Amount	2003 平均専有面積 Area per Unit	2003 平均売上金額 Sales per Unit
Hokkaido 北海道	353	35,708	9,801	101.2	27.8
Tohoku 東北	608	48,091	15,239	79.1	25.1
Kanto 関東	1,010	72,528	43,304	71.8	42.9
Chubu 中部	383	32,745	11,572	85.5	30.2
Kinki 近畿	986	84,178	29,252	85.4	29.7
Chugoku 中国	74	5,938	2,033	80.3	27.5
Kyusyu 九州	255	23,100	8,875	90.6	34.8
Total 合計	3,669	302,288	120,075	82.4	32.7

Condominiums マンション事業

新規販売の状況(百万円) - Selling Newly-Started(¥Million)

Division 地区	2002				
	戸数 Units	専有面積 Floor Area	総販売価額 Total Sales	平均専有面積 Area per Unit	平均販売価額 Price per Unit
Hokkaido 北海道	398	40,953	11,789	102.9	29.6
Tohoku 東北	551	43,179	14,288	78.4	25.9
Kanto 関東	1,079	79,650	46,208	73.8	42.8
Chubu 中部	563	49,017	17,443	87.1	31.0
Kinki 近畿	1,008	87,915	34,322	87.2	34.1
Chugoku 中国	79	6,133	2,221	77.6	28.1
Kyusyu 九州	297	26,449	10,312	89.1	34.7
Total 合計	3,975	333,297	136,584	83.9	34.4

Division 地区	2003				
	戸数 Units	専有面積 Floor Area	総販売価額 Total Sales	平均専有面積 Area per Unit	平均販売価額 Price per Unit
Hokkaido 北海道	156	14,173	4,048	90.9	26.0
Tohoku 東北	568	43,508	14,797	76.6	26.1
Kanto 関東	1,323	94,561	56,932	71.5	43.0
Chubu 中部	319	27,995	10,165	87.8	31.9
Kinki 近畿	486	37,410	15,779	77.0	32.5
Chugoku 中国	66	5,244	2,158	79.5	32.7
Kyusyu 九州	210	18,223	6,749	86.8	32.1
Total 合計	3,128	241,115	110,628	77.1	35.4

完成在庫の状況(百万円) — Stock Completed Construction(¥Million)

Division 地区	2002 As of March 31, 2002			
	戸数 Units	専有面積 Floor Area	金額 Cost Price	平均専有面積 Area per Unit
Hokkaido 北海道	33	3,404	855	103.2
Tohoku 東北	71	5,456	1,366	76.8
Kanto 関東	104	8,661	3,738	83.3
Chubu 中部	64	5,593	1,383	87.4
Kinki 近畿	308	24,184	8,000	78.5
Chugoku 中国	7	699	197	99.9
Kyusyu 九州	30	2,670	885	89.0
Total 合計	617	50,667	16,423	82.1

Division 地区	2003 As of March 31, 2003				
	戸数 Units	専有面積 Floor Area	金額 Cost Price	平均専有面積 Area per Unit	販売予定額 Selling Price
Hokkaido 北海道	44	4,312	1,110	98.0	1,295
Tohoku 東北	87	6,694	1,702	76.9	2,187
Kanto 関東	129	9,620	4,792	74.6	5,733
Chubu 中部	65	5,330	1,439	82.0	1,808
Kinki 近畿	213	17,469	4,920	82.0	5,305
Chugoku 中国	8	780	214	97.5	234
Kyusyu 九州	90	7,520	2,280	83.6	2,754
Total 合計	636	51,725	16,459	81.3	19,315

株式関係諸比率 — Shareholding Ratio


(%)
70
60
50
40
30
20
10
0
'99
'00
'01
'02
'03
Fixed Shareholders 安定株主比率
Financiers 金融機関株主比率
(%)
100
90
80
70
60
50
40
30
20
10
0
'99
'00
'01
'02
'03
Foreigners 外人株主比率
Individuals 個人株主比率

Fiscal years ended March 31	1999	2000	2001	2002	2003
Fixed Shareholders(%) 安定株主比率(株式数)(%)	49.8	48.8	50.5	50.0	45.3
Financiers(%) 金融機関株主比率(株式数)(%)	62.5	54.6	51.4	53.6	55.3
Foreigners(%) 外人株主比率(株式数)(%)	21.3	24.6	27.4	24.7	23.5
Individuals(%) 個人株主数比率(株主数)(%)	94.4	95.4	95.4	95.6	95.4

部門別受注高・売上高の状況 — Order Received by Segment ,Sales by Segment

受注高 — Order Recieved

(単位:戸-Unit, 億円-¥100Millions, %)

部門		前期('01.4.1～02.3.31) Fiscal 2001		当期('02.4.1～03.3.31) Fiscal 2002		前年同期比 Growth rate(%)		次期予想('03.4.1～04.3.31) Fiscal 2003 Estimation						前年同期比 Growth rate(%)	
								上期		下期		通期			
		戸数-Unit	金額	戸数-Unit	金額	戸数	金額	戸数-Unit	金額	戸数-Unit	金額	戸数-Unit	金額	戸数	金額
建築請負 — Construction	戸建住宅 — Single-Family Houses	10,183	2,720	10,457	2,797	2.7	2.8	5,300	1,420	5,500	1,470	10,800	2,890	3.3	3.3
	集合住宅 — Multi-Family Houses	23,222	2,014	25,140	2,132	8.3	5.9	12,700	1,090	13,400	1,150	26,100	2,240	3.8	5.0
	流通店舗 — Stores		1,253		1,289		2.9		679		693		1,372		6.4
	鋼管建築 — Office Buildings,factories		900		961		6.9		501		527		1,028		6.9
	小計 — Sub-total	33,405	6,888	35,597	7,181	6.6	4.3	18,000	3,690	18,900	3,840	36,900	7,530	3.7	4.9
不動産 — Real estate	分譲住宅 — Single-Family Houses for Sale	3,149	666	2,438	515	-22.6	-22.7	1,120	235	1,180	250	2,300	485	-5.7	-5.8
	マンション — Condominiums for Sale	3,864	794	3,333	687	-13.7	-13.5	1,880	385	1,920	398	3,800	783	14.0	13.9
	都市開発 — Land		1,235		974		-21.1		490		510		1,000		2.6
	その他 — Others		84		81		-4.3		40		42		82		0.9
	小計 — Sub-total	7,013	2,782	5,771	2,258	-17.7	-18.8	3,000	1,150	3,100	1,200	6,100	2,350	5.7	4.0
観光 — Resort Hotels			495		553		11.5		290		290		580		4.9
ホームセンター — Home Center			454		521		14.7		270		270		540		3.5
合計 — Total		40,418	10,620	41,368	10,515	2.4	-1.0	21,000	5,400	22,000	5,600	43,000	11,000	3.9	4.6

売上高 — Sales

(単位:戸-Unit, 億円-¥100Millions, %)

部門		前期('01.4.1～02.3.31) Fiscal 2001		当期('02.4.1～03.3.31) Fiscal 2002		前年同期比 Growth rate(%)		次期予想('03.4.1～04.3.31) Fiscal 2003 Estimation						前年同期比 Growth rate(%)	
								上期		下期		通期			
		戸数-Unit	金額	戸数-Unit	金額	戸数	金額	戸数-Unit	金額	戸数-Unit	金額	戸数-Unit	金額	戸数	金額
建築請負 — Construction	戸建住宅 — Single-Family Houses	10,563	2,814	10,455	2,778	-1.0	-1.3	5,400	1,440	5,400	1,440	10,800	2,880	3.3	3.7
	集合住宅 — Multi-Family Houses	22,416	1,934	24,392	2,080	8.8	7.5	12,300	1,050	13,000	1,120	25,300	2,170	3.7	4.3
	流通店舗 — Stores		1,284		1,265		-1.5		648		699		1,347		6.4
	鋼管建築 — Office Buildings,Factories		987		835		-15.4		452		481		933		11.7
	小計 — Sub-total	32,979	7,022	34,847	6,958	5.7	-0.9	17,700	3,590	18,400	3,740	36,100	7,330	3.6	5.3
不動産 — Real estate	分譲住宅 — Single-Family Houses for Sale	3,162	669	2,454	518	-22.4	-22.6	1,120	235	1,180	250	2,300	485	-6.3	-6.4
	マンション — Condominiums for Sale	4,143	838	3,669	765	-11.4	-8.7	1,880	385	1,920	398	3,800	783	3.6	2.3
	都市開発 — Land		1,245		1,031		-17.2		490		510		1,000		-3.0
	その他 — Others		85		80		-5.2		40		42		82		1.4
	小計 — Sub-total	7,305	2,838	6,123	2,395	-16.2	-15.6	3,000	1,150	3,100	1,200	6,100	2,350	-0.4	-1.9
観光 — Resort Hotels			495		553		11.5		290		290		580		4.9
ホームセンター — Home Center			454		521		14.7		270		270		540		3.5
合計 — Total		40,284	10,810	40,970	10,429	1.7	-3.5	20,700	5,300	21,500	5,500	42,200	10,800	3.0	3.6

(注)億円未満は切り捨てて表示しております

(NOTE) AMOUNTS LESS THAN TEN MILLION HAVE BEEN ELIMINATED FROM PRESENTATION

New Housing for a New Japan

Daiwa House®

group

2003 Annual Report

DAIWA HOUSE INDUSTRY CO., LTD.

Contents

About this report :
Years shown in graphs are fiscal years ending March 31 unless otherwise indicated.

Forward-looking statements :
Statements contained in this report regarding the Company's plans, strategies, and expectations for future performance fall into the category of "forward-looking statements," which are based on information available to the Company's management at the time of writing. They are therefore subject to a number of uncertainties and unknowable factors, and actual results may thus differ substantially from those projected.

Sales statements on a segmental basis :
Segment sales figures shown in this annual report are totals of sales to external customers and inter-segment sales and transfers. Segment sales ratios, however, are calculated solely on the basis of sales to external customers.



Building Your Dreams



Introduction — economic and housing developments in Japan in fiscal 2002

Japan's nominal GDP fell by 0.7% in fiscal 2002 for the second year-on-year decline in a row. The deflationary process continued to take its toll, with stock prices dropping to 20% of their peak level at the end of the 1980s bubble, and land prices slipping to 57% of their all-time high. Corporate bankruptcies during the term were the fourth-highest since World War II, while unemployment reached 5.4% in calendar 2002, the highest level since 1948, when compilation of statistics began.

Performances differed from one industry to another. Export-oriented sectors such as manufacturing, particularly the automotive industry, were supported by strong overseas demand. In contrast, industries with little or no export presence were severely affected by the economy's sluggishness. Among these was the construction industry, including housing, in which the Daiwa House group operates, where the market shrank yet again during the reporting period. Overall construction investment was down 7.1% from the previous term, while new housing construction starts stood at 1,145,553 units, the lowest level since fiscal 1983. Construction of owner-occupied housing posted a third consecutive year of decline (down 3.1% at 365,507 houses), and construction of condominiums — was previously held up the housing market as a whole — slumped 11.0% to 198,432. In contrast to this evident further decline in housing acquisition by individual consumers, construction of housing units for rent continues to grow — by 2.8% year-on-year to 454,505 in the term under review — against the backdrop of low interest rates, declining land prices, and a weak stock market.

The near-future outlook for our group's business environment is generally gloomy, but thanks to the improvements we have achieved over the past two years, we have good hopes of pursuing rewarding business operations even amid a stagnant economic situation. We now have the sort of efficient corporate structure in place that will allow us to make major strides in business performance once Japan's economy gets properly back on the road to recovery.

Please see our annual report for further details of performance in this and other operational segments.

Housing investment and percentage of GDP

Housing investment (left scale)
Percentage of GDP (right scale)



(Trillions of yen)
(%)
30
25
20
15
10
5
0
9
8
7
6
5
4
3
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03

Consolidated financial highlights

Daiwa House Industry Co., Ltd. and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Net sales	¥1,184,544	¥1,197,925	¥1,016,237	$9,871,200
Operating income	45,272	46,031	44,290	377,267
Other income (expenses)	(200,429)	(36,493)	(31,494)	(1,670,242)
Net income (loss)	(91,388)	5,217	6,256	(761,567)
Per share of common stock (in yen and dollars):				
Basic net income (loss)	(167.06)	9.55	12.05	(1.39)
Shareholders' equity	884.55	1,066.63	1,182.01	7.37
Cash dividends applicable to the year	10	10	17	0.08
Total assets	1,094,441	1,187,127	1,066,457	9,120,342
Shareholders' equity	483,684	582,438	613,867	4,030,700
Return on equity (%)	(18.89)	0.85	1.02	
Equity ratio (%)	44.19	49.06	57.56	

Note: The U.S. dollar amounts represent translations of Japanese yen for convenience only at the approximate exchange rate on March 31, 2003 of ¥120 = U.S.$1.


Net sales
(Billions of yen)
1,200
900
600
300
0
99 00 01 02 03
Operating income
(Billions of yen)
50
40
30
20
10
0
99 00 01 02 03
Net income (loss)
(Billions of yen)
20
15
10
5
0
-100
99 00 01 02 03
Shareholders' equity
(Billions of yen)
800
600
400
200
0
99 00 01 02 03

Group performance highlights (on a consolidated basis)

As of March 31, 2003

Cash flow from operating activities	Interest coverage ratio*	Equity ratio
40 billion yen or more	50.1	44.2%

* Cash flow from operating activities divided by interest payable

- About ¥90 billion in unrecognized retirement benefit obligations were amortized in lump-sum
- Extraordinary depreciation of land and other property was implemented in the amount of about ¥75 billion
- The equity ratio declined by only 4.9% to 44.2%
- Net cash provided by marketing activities exceeded ¥40 billion in spite of more than ¥150 billion in losses before income taxes

Positive factors affecting fiscal 2002 performance

Overall housing industry

○The tax-exemption limit on gifts was raised to ¥35 million, and the maximum rate of inheritance tax was lowered.

○A new grading system for existing housing was inaugurated with the aim of promoting the sale of existing housing units

The Daiwa House group

○Reorganization of affiliates, including amalgamation and liquidation, was carried out to raise management efficiency and strengthen the group's financial and marketing base

○The ratio of debt (including bonds) to total assets on a consolidated basis declined to a mere 0.6% from 4.8% for the previous term

Negative factors affecting fiscal 2002 performance

Overall housing industry

○Official land prices fell for the 12th year in a row, and the year-on-year margin of decline widened

○New housing construction starts dropped below 1.15 million for the first time in 19 years

The Daiwa House group

○Profitability on sales of landholdings deteriorated still further as the gap between fair value prices and book values widened even more

○Sales of housing to first-time home buyers was favorable, in line with projections, but the ratio of rebuilding of existing houses declined owing to generally bearish attitude of home owners toward major investments

Investor information

As of March 31, 2003

Common stock

¥110,120 million (US$917,667 thousand)

Shares

Authorized	1,900,000,000
Issued and outstanding	550,664,416
Number of shareholders	32,828


BPS and PBR
BPS (book value per share; left scale)
PBR (price to book value ratio; right scale)
(¥)
(Times)
1,200
1,000
800
600
1.5
1.2
0.9
0.6
99
00
01
02
03



Ratio of shareholding by scale

	(Thousands of shares)	(%)
1 million or more	423,974	76.99
100 thousand or more	70,946	12.88
10 thousand or more	19,383	3.52
5 thousand or more	7,919	1.44
2 thousand or more	14,590	2.65
1 thousand or more	11,226	2.04
Less than 1 thousand	2,622	0.48

Principal shareholders	(Thousands of shares)
Japan Trustee Services Bank, Limited (trust account)	26,070
The Master Trust Bank of Japan, Ltd. (trust account)	26,047
Sumitomo Mitsui Banking Corporation	23,532
UFJ Bank, Limited	23,032
Mizuho Corporate Bank, Ltd.	22,209
Nippon Life Insurance Company	15,839
The Chuo Mitsui Trust and Banking Company, Limited	15,817
The Dai-ichi Mutual Life Insurance Company	15,807
UFJ Trust Bank Limited (trust account A)	10,237
The Daiwa House Employee Shareholder's Association	9,849

Foreign shareholding ratio





Overseas individuals and corporations	23.51%
Domestic corporations	64.28%
Domestic individuals and others	12.21%


Europe
53.4%


USA &
Canada
40.0%


Asia
(excluding
Japan)
5.9%


Oceania
& others
0.7%

Average for foreign shareholding ratio among all domestic listed companies : 17.7%

Source: National Conference of Stock Exchanges

Daiwa House's share prices and trading volumes on the Tokyo Stock Exchange



(Points)
2,000
1,500
1,000
500
0
(¥)
1,500
1,200
900
600
300
0
(Thousands of shares)
60,000
40,000
20,000
0
01
02
03
Daiwa House trading volumes (left scale)
Daiwa House share prices (right scale)
Tokyo stock price indexes and average (TOPIX) (left scale)

Daiwa House Industry Co., Ltd.

Head office
3-3-5 Umeda, Kita-ku, Osaka 530-8241 Phone: +81-6-6346-2111 Fax: +81-6-6342-1399

Contact

Should you have any inquiries or need further information, please contact us at the numbers below.
Daiwa House Financial Affairs Department
Phone: +81-6-6342-1400 Fax: +81-6-6342-1419 e-mail: konno105@ms.po.daiwahouse.co.jp

Daiwa House Homepage

Daiwa House offers information on its latest corporate performance, annual report etc. on our homepage.
Japanese site: http://www.daiwahouse.co.jp
English site: http://www.daiwahouse.co.jp/tops/top0_english.html

Term-end

March 31 every year

Ordinary general meeting of shareholders

Held in Osaka at the end of June, which is within 3 months of the date of settlement of accounts for each year

Transfer agent

The Chuo Mitsui Trust and Banking Co., Ltd.
3-33-1 Shiba, Minato-ku, Tokyo

Securities traded

Osaka and Tokyo stock exchanges

Dear shareholders



Ready for growth

In spite of a continued difficult business environment as a result of the ongoing legacy of the bursting of Japan's economic bubble in the early 1990s, the Daiwa House group managed to secure sales and operating income levels not far removed from the initial targets. Sales came to ¥1,184,544 million (US$9,871.2 million) on a consolidated basis, up 3% over the initial target, and operating income came to ¥45,272 million (US$377.2 million), down 6.7% from the target.

The management of the Daiwa House group, however, gives priority to laying the foundations of future growth. We see it as particularly important to use this period of business recession to strengthen our financial position. In line with this, we are forced to report that net income fell short of the initial target as a result of the posting of one-off expenses including losses on the extraordinary amortization of property in the amount of ¥212,734 million, leading to a net loss for the term of ¥91,388 million. These one-off expenses break down into ¥90,400 million in expenses provisions for retirement benefits, ¥75,183 million in extraordinary depreciation on property such as hotels and golf courses, valuation losses of ¥22,900 million on real estate held for sale, with the aim of housing developments, ¥9,773 million in valuation loss on investment securities, ¥7,421 million in provisions for possible loan losses on large-scale development projects, and ¥2,145 million in losses stemming from the liquidation of subsidiaries.

During the term under review, we took various measures for future expansion. We carried out a reorganization of the parent company and the group with the goal of realizing higher efficiency in group management. At the parent company, with the primary goal of strengthening grass-roots marketing operations for the housing business, we introduced a new area-based management organization focused on the individual branches. Company-wide environmental preservation initiatives were pursued, thanks to which our 13 factories in Japan all reached the zero-emission target for specified pollutants. On the finance side, in a continuation from the previous term of our policy of reducing interest-bearing debt, we succeeded in repaying all remaining debts (amounting to ¥52,000 million) at the non-consolidated level, thus realizing our goal of a debt-free parent company. Against this background, we once again declared payment of an annual dividend of ¥10 per share for the reporting term.

With the starting line marked out by the management's definitive decision in the term under review, we have now embarked on a program of expansion of the group's operations via the pursuit of a number of group management themes, i.e., improved profitability, legal and ethical compliance, struggling for the leadership in our industry, and establishing a sound relationship with our stakeholders characterized by strong ties of trust. We hope that our shareholders will continue to show us the same level of support and encouragement.

Takeo Higuchi

Takeo Higuchi
President

In memory of our founder



Senior Advisor Nobuo Ishibashi, the founder of Daiwa House Industry, passed away on February 21, 2003 at the age of 81. Mr. Ishibashi was born in 1921, the son of a forester in the village of Kawakami in Nara Prefecture. He set up the Company in 1955, and in addition to pioneering the use of steel pipes in place of wood for the structural framework of houses, he developed a prefabricated housing system with shorter completion times and an improved cost performance compared with existing systems. In this way, by helping to supply Japanese society with a sufficient supply of affordable housing, the Company played an important supporting role in Japan's achievement of high economic growth during the sixties and seventies.

Mr. Ishibashi was also the pivotal figure in the expansion of the sphere of operations of our group — under the concept of the "industrialization of construction" — from specialization in residential construction to construction of commercial facilities and the operation of resort hotels and a chain of home centers, as well as other businesses on the periphery of the central housing business.

He was also instrumental in contributing to the development of the housing industry, helping to grow prefabricated housing into a major industry and serving successively as chairman of the Japan Prefabricated Construction Suppliers & Manufacturers Association and the Japan Federation of Housing Organizations.

In his capacity as a representative director, Mr. Ishibashi remained the leader of our group right up to the end. Even on his sickbed, he expressed his fervent hope for the further development of the Japanese economy and the Company's business. He revealed his inextinguishable pioneer spirit by urging us to continue working for the further growth of our group.

In recognition of his sterling work on behalf of the Japanese housing industry, Mr. Ishibashi was posthumously awarded the Second Grade of the Third Rank of Honor and the Grand Cordon of the Order of the Sacred Treasure on March 28, 2003.

Never Stop Growing


Neopolis
Midget house
Central Research Laboratory
The Daiwa House badge
Daiwa Royal Hotels

Message from the president

Confidently working to realize our future vision



The management of the Daiwa House group has worked boldly to create a strong financial base, thus enabling the group to play a major part in laying the foundations for the creation of a prosperous future for the Japanese housing industry.
Social and economic conditions are changing rapidly in Japan. The values that underpinned consumption patterns in the age of mass production and mass consumption are being transformed, with greater emphasis on quality of life rather than simply the acquisition of more and better material goods. Our business is the creation of homes and lifestyle services, which are truly the keystone of the quality of life being sought by the consumer. We must closely examine the values of today's society, and on this basis confidently draw up a clear vision of the living environment of the future. Our corporate mission, or role within society, will never change, no matter what future prospects we face.
We always try to put ourselves in the place of the customer. We will continue our sincere quest to help people realize their dreams and aspirations, and will further improve the quality of our products and services with the aims of contributing universally to the good of society and enhancing customer satisfaction. We aim to become the No. 1 comprehensive supplier of housing products and housing-related services to the Japanese market. With this goal in mind, we have formulated three key words to encapsulate the principles that should guide our group activities. They are: "trust," "challenge," and "creation." In keeping with the spirit behind these principles, we have set ourselves the twin challenges of achieving net sales on a consolidated basis of ¥1.5 trillion by fiscal 2005 and ¥2 trillion by fiscal 2010.



Trust

Fulfilling our corporate mission to forge stronger bonds of trust



To play its proper role as a responsible corporate citizen in this newly unfolding age, the Daiwa House group takes its corporate mission very seriously. We believe that our mission is threefold: to earn the trust of the public through sincerity and truthfulness; to provide a long-term and reliable supply of products and services with high added value; and to secure the growth of our corporate group through close cooperation with our customers. By pursuing these goals, we are confident of achieving continued long-term growth.

To this end, we have openly declared our intention to pursue the strengthening of our financial position and the improvement of corporate transparency through improved management disclosure, with the goal of building stronger bonds of trust with our stakeholders. Thus, the repayment of interest-bearing debt and reduction of expenses, as well as the lump-sum amortization of liabilities on retirement benefits and elimination of unrealized losses during the term, were all means to strengthen our financial position. As a result, despite the repayment of interest-bearing debt and elimination of unrealized losses, we still managed to keep our equity ratio at the high level of 44.2%, and have built a firm management base from which we can face the future with confidence.


Ratio of cash flow from operating activities to net sales
Daiwa House group
Construction industry average
All-industry average
(%)
8
7
6
5
4
3
2
1
0
00
01
02
03
Ratio of interest-bearing debt to total assets
Daiwa House (non-consolidated)
Construction industry average
All-industry average
(%)
60
40
20
0
99
00
01
02
03
Equity ratio
(%)
80
Daiwa House group
Construction industry average
All-industry average
60
40
20
0
99
00
01
02
03

In addition to a strong financial position, we continue to place emphasis on cash flow and on realizing a constantly high shareholders' value through investment from the long-term perspective. To this end, amid the current continuing downward trend in land prices, we are making efforts to improve our turnover of land assets still further from the viewpoint both of lightening landholding risk and reducing inventories. Our policy is to maintain the annual inventory turnover rate for land for the construction of single-family houses to 2, and the rate for condominiums to 1. We are also registering valuation losses on land held for sale, which frees us to engage in more aggressive land selling operations.

Compared with the majority of companies in the construction industry, which is heavily dependent on bank loans, the Daiwa House group has succeeded in building a relatively strong financial base. With this as the cornerstone of our future growth strategy, we are working to improve our earning power and realize a stable level of corporate value on a long-term basis.

Challenge

Injecting new value into the housing industry


Net new housing starts
in Japan : past & future


(Ten thousand of units)
200
175
150
125
100
75
50
25
0
New housing starts in Japan on a calendar basis
Estimates of future trends in new housing starts (Research Institute of Construction and Economy)
Aggregate housing sales by Daiwa House: 1,073,985
New housing starts by Daiwa House
Rental apartment buildings
Condominiums
Single-family houses
1970
1980
1990
2000
2010

The Daiwa House group occupies a significant position within the Japanese housing industry, with a 3.6% share of the total market for new housing construction starts — the number two position in both single-family houses and apartment buildings. Each year, the group supplies approximately 40,000 housing units to the market, including single-family houses, rental apartments, and condominiums. Since the Company's establishment, it has built an aggregate of 1,070,000 housing units. Housing operations account for approximately 66.6% of the group's total net sales.

As is well-known, Japan now has enough houses and condominiums to meet demand. In comparison with other advanced industrialized countries, however, the situation is still unsatisfactory in terms of housing floorspace per person and the average useful life of single-family houses.

Looking at prospects for the near future, although the number of children as a percentage of the total population is decreasing, while the ratio of elderly people is rising, the children of the baby boomers are now starting to buy their own homes. There is thus an urgent need for home construction that precisely meets the requirements of both the new housing market and the demand for renovation and rebuilding of existing homes, and we are responding proactively to this situation.

In response to demand for new housing, we are offering high-quality, long-lasting housing that can be passed on to the next generation, featuring the fruits of our proprietary technologies such as earthquake dampening systems and efficient insulation for outer walls. To further strengthen the Company's marketing system, which is designed to cater to the differing needs of local regions, we are planning to increase the number of offices from 86 at present to 100 by the end of fiscal 2005. In addition, we will make efforts to more effectively support the growth of our seven sales subsidiaries. With regard to the rental apartment business, where demand

Breakdown of existing housing by period of construction

Up to 1944 | 1945-1970 | From 1971


0 20 40 60 80 100 (%)
Japan (93)
USA (93)
UK (93)
France (92)
Germany (93)
Figures in the parentheses show survey years

Average housing space and investment

Floorspace per housing unit (left scale)
Private-sector housing investment per 1,000 population (right scale)


(m²)
(Thousands of U.S. dollars)
200
2,000
150
1,500
100
1,000
50
500
0
0
Japan
USA
UK
France
Germany


Number of housing units constructed per 1,000 population
Japan USA UK France Germany


Units per 1,000 population
15
12
9
6
3
0
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98



is on the rise, the Company is introducing new types of apartment building that offer even higher asset value to landowners. At the same time, we are collaborating with our affiliate Daiwaliving, which manages apartment buildings. We are aggressively marketing innovative land utilization plans for landowners under such systems as fixed-term land-lease contracts and land-lease contracts with building purchase riders, as these methods reduce investment risk. In these ways, we are broadening our field of business operation.

With respect to the stock of existing housing, we are in the process of setting up home renovation centers at all the Company's branches nationwide to tap the large potential market represented by the one million customers on our books, and thereby cultivate a fruitful new market. Over the long haul, we have good hopes of growing this business into a major earnings source.

In the field of commercial building construction, we are more actively marketing services focused on individually tailored customer solutions. In particular, our LOC (Land Owner Company) system, an asset management system that ties together the needs of landowners and companies wishing to open wholesale or retail outlets, has already proven its strong competitiveness with a track record to date of over 21,000 contracts. The system addresses equally the need by landowners for earnings from land assets and the need for profit expansion by retailing industry companies through the opening of new stores. Thanks to the high-level expertise of our staff and our extensive network of contacts, this service has gained an excellent reputation, and business is projected to continue improving for the foreseeable future.

Through the measures described above, the Daiwa House group is injecting new, added value into the Japanese housing industry and other related industrial sectors. Our short-term goals are to gain a 10% share of the new housing market and become the leading corporate group in the supply of comprehensive housing-related services.

Creation

Making new dreams come true

The most outstanding intangible quality of the Daiwa House group is its pioneering spirit. We were the pioneers in the introduction of prefabricated housing to the Japanese market, and since then we have constantly pursued new products and new ways of doing business, including marketing incorporating mortgage loans, resort hotels, and the home center business, among others. As our history clearly shows, while seeking innovation, we have always centered our business on housing and closely related operations, and we will never deviate from this policy in the slightest. This is because we recognize that the home is where the heart is — all dreams start here.

To help home buyers realize their dreams, we have positioned four focal themes for the 21st century: welfare, the environment, health, and telecommunications.

Regarding welfare, back in 1986 we foresaw today's rapidly aging society and opened a nursing care home for senior citizens, and in 1989 we set up the Silver Age Research Center for the investigation of issues related to housing and care for the elderly. Based on the center's findings, we have set up more than 700 nursing care facilities and *Day service* centers for the elderly. Nursing care facilities, including communal dwellings (protected accommodation), constitute a promising market in which we can effectively utilize the know-how possessed by the Center in both equipment and services, and good growth is expected in the future.

With regard to environmental concerns, we are cooperating closely with universities and companies in other industrial sectors to pursue research into electricity generation through renewable energy such as solar power and wind power, facilities for the disposal of industrial waste or the recycling of waste materials, and so on, with a view to turning them into commercially viable projects.

Health and telecommunications are the most important themes intertwined with lifestyles. The rapidly growing popularity of broadband Internet access means that the interconnection between housing and IT, particularly telecommunications, will become stronger than ever. Moreover, increasing demand is projected for at-home health monitoring and easy communication with hospitals or clinics, as well as the provision of medical care at home.

From here onward, home buyers will become increasingly demanding, and there will be a growing focus on quality and various value-added aspects. We must therefore respond by creating a stimulating and liberal working environment that facilitates the optimization of our employees' creativity. This will include a new pay and promotion system, which we are now designing. By these means, we will be able to pool the expertise and research of all our staff.

The intelligence and creativity of our group staff are a valuable intangible intellectual asset that does not appear in our balance sheet but which lies behind the group's brand image, technological capabilities, and superiority



in design. We will protect and foster this intangible asset with the same care that we devote to more conventional, tangible assets.

Setting new goals, dreaming new dreams. We are creating a new corporate culture focused on intelligence and creativity. Our corporate mission is to make our customers' dreams come true.

In the foregoing pages, I have described my vision of the Daiwa House group's future, and I hope you share my aspirations and enthusiasm. Now, in fiscal 2003, we once again take on new challenges on the road to carving out a bright future for Japan's housing industry.

We are now committed to making progress in our initiatives in the areas of corporate governance and risk management. We also plan to issue quarterly reports. Through these means, and by realizing an ever-growing corporate value, we are determined to properly fulfill our duties as a responsible corporate citizen to all our stakeholders. We look forward to your continued support, and hope that you will help us to make new dreams come true.

Takeo Higuchi
President

Main Improvements Effected in FY2001–2002

Traditional scale of corporate values →

	FY2001	FY2002
Management	•Directors' term of office cut from 2 years to 1 year •Middle management staff cut by 50% •Risk management bolstered	•Change from division-based to branch-based organization •Introduction of performance-linked pay system for branch managers •Reduced number of group companies for more customer-focused management •Introduction of points system into calculation for lump-sum payment at employees' retirement
Operations	•Aggregate housing sales pass one-million unit mark •First prefabricated house featuring earthquake-dampening system launched •Insulation method for outer walls adopted •Launch of wooden house series •ISO 14001 certification acquired by factories and purchasing divisions •Seven local sales companies established	•Marketing, design, product development functions reorganized on regional lines •Renovation & rebuilding services expanded •Voluntary Environmental Action Plan drawn up •All 13 factories reached zero-emission targets
Financial position	•Interest-bearing debt reduced by ¥80.1 billion •¥59.9 billion unrealized loss recorded on land revaluation •SG&A expenses reduced	•Changes in accounting policies for retirement benefits •Total elimination of unrealized loss on land •Debt-free management achieved on non-consolidated basis •Termination of agency service for state-run employee pension fund •Loss recognized on liquidation of affiliates •Extraordinary depreciation of property in the amount of about ¥75 billion etc.

→ The new Daiwa House group

Report by Executive Managing Director (financial affairs)



For the past three years I have been heading a drive to reform the financial structure of the Daiwa House group, principally through a focus on improving cash flows, with the ultimate goal of maximizing shareholder value. The Japanese economy has stagnated to the point where many companies exhibit chronic indebtedness, and the total interest-bearing debt burden of the private sector has been reduced by a mere 13% over the last six years. In this situation, it is all the more vital for us to strengthen our operating cash flow to build the sort of firm financial base that allows for further development of our group. Only by so doing can we achieve our top-priority goal of raising our earning power.

Over the last few years, we have pushed through a wide range of measures to realize improved financial health, including the recognition of more than ¥80 billion in extraordinary losses, mainly from the write-down of inventories and securities holdings, the revaluation of landholdings at fair market prices, the repayment of short- and long-term bank borrowings, and drastic cost-cutting. In the reporting period, we set further milestones on the road to financial health with two bold management decisions.

Firstly, in the face of the present severe business conditions against the backdrop of a decline in profitability on landholdings, we took vigorous steps to dispose of land and buildings held for sale, thanks to which we succeeded in achieving our target of debt-free management at the non-consolidated accounts level.

Secondly, we applied stricter standards to the valuation of real estate, equities, and accounts receivable. In doing this, we have completely eliminated a major negative factor that would have affected our business performance in the future. As a result, we posted ¥210 billion under extraordinary loss account including loss on retirement benefits. We carried out lump-sum amortization of unrecognized actuarial shortfall and changed other accounting policies on discount rates of plan assets.

The Japanese economy is likely to remain sluggish for the foreseeable future. However, we intend to put this difficult period to good use by harnessing the excellent management and staff morale that result from target achievement, and by leveraging our sound balance sheet — with its low risk of price fluctuation on assets — to expand our sphere of corporate activity with more sincerity and further enhance our business performance.

Tetsuji Ogawa
Executive Managing Director (financial affairs)

Our consolidated financial statements at a glance



Consolidated balance sheets 2003

	(Millions of yen)
Current assets:	
Inventories	¥ 267,199
Total current assets	468,296
Property, plant and equipment:	
Land	212,312
Buildings and structures	380,978
Accumulated depreciation	(259,286)
Machinery and equipment	51,264
Accumulated depreciation	(42,205)
Furniture and fixtures	36,695
Accumulated depreciation	(31,116)
Construction in progress	1,004
Net property, plant and equipment	349,646
Investments and other assets:	
Investment securities	25,988
Investments in and advances to associated companies	25,900
Total investments and other assets	276,499
Total	1,094,441
Current liabilities:	
Total current liabilities	268,811
Long-term liabilities:	
Liability for employees' retirement benefits	136,480
Total long-term liabilities	319,189
Minority interests	22,757
Shareholders' equity:	
Retained earnings	289,840
Total shareholders' equity	483,684
Total	¥1,094,441

Consolidated statements of operations 2003

	(Millions of yen)
Net sales	¥1,184,544
Cost of sales	936,861
Gross profit	247,683
Selling, general and administrative expenses	202,411
Operating income	45,272
Other income (expenses):	
Write-down of marketable and investment securities	(9,773)
Write-down of inventories	(22,900)
Amortization of transitional obligation for employees' retirement benefits	(8,780)
Actuarial loss on retirement benefits	(49,888)
Actuarial loss due to a change of discount rate	(31,733)
Extraordinary depreciation for property, plant and equipment	(75,183)
Other – net	(318)
Other income (expenses) – net	(200,429)
Income (loss) before income taxes and minority interests	(155,157)
Net income (loss)	¥ (91,388)

Consolidated statements of cash flows 2003

	(Millions of yen)
Operating activities:	
Income (loss) before income taxes and minority interests	¥(155,157)
Write-down of marketable and investment securities	9,773
Extraordinary depreciation for property, plant and equipment	75,183
Provision for employees' retirement benefits, net of payments	85,002
Decrease (increase) in inventories	32,872
Other – net	(7,214)
Net cash provided by operating activities	40,459
Net cash used in investing activities	(27,316)
Net cash used in financing activities	(57,713)
Cash and cash equivalents, end of year	¥ 103,950

Corporate management

As of June 27, 2003

Board of directors and corporate auditors



Takeo Higuchi*
President



Sadao Yoshii*
Executive Vice President



Tamio Ishibashi*
Executive Vice President



Mitsuo Funatsu*
Executive Vice President



Masanori Nishio
Executive Managing Director



Yuzo Kawahara
Managing Director



Kimitaka Komatsu
Managing Director



Naotake Ohno
Managing Director

*Representative Director

Presidents of principal subsidiaries and affiliates



Mutsuo Kajimoto
DAIWA KOSHO LEASE CO., LTD.



Kenji Ito
DAIWA RAKUDA INDUSTRY CO., LTD.



Katsuyoshi Tateno
DAIWA LOGISTICS CO., LTD.



Isao Kusunoki
DAIWALIVING CO., LTD.



Norihisa Oda
DAIWA SERVICE CO., LTD.



Masayasu Enomoto
DAIWA INFORMATION SERVICES CO., LTD.



Tetsuji Ogawa
Executive Managing Director



Kenji Murakami
Executive Managing Director



Takuya Ishibashi
Executive Managing Director



Takashi Uzui
Managing Director



Takeshi Kajimoto
Managing Director



Hiroshi Azuma
Managing Director

Directors

Munemitsu Kimura

Tsuyoshi Natsume

Tadashi Murakaku

Shigeo Ohtsuka

Osami Nishikawa

Tatsushi Nishimura

Corporate Auditors (standing)

Kohei Nakabo

Hiromasa Kobayashi

Toshihiko Emi

Eiichi Takeda

Corporate Auditor

Hiromi Doi



Mikio Sasai
NIHON JYUTAKU RYUTU CO., LTD.



Isamu Shakudo
DAIWAROYAL CO., LTD.



Shigekazu Matsuo
LOC DEVELOPMENT CO., LTD.



Jun-aki Matsuoka
ROYAL HOME CENTER CO., LTD.



Keiichi Honda
DAIWARESORT CO., LTD.

Corporate Governance

Our stance on corporate governance

The management of Daiwa House positions corporate governance as an issue of the utmost importance. From the viewpoint of earning the confidence of all our stakeholders — notably our shareholders, customers, and employees — it is vital that we put in place a system ensuring swift and accurate decision-making so as to produce a management system characterized by a high degree of efficiency and transparency.

Measures to realize effective corporate governance

(1) In June 1999, the Company adopted an executive officer system as part of an overall program aimed at strengthening the whole corporation through increased management efficiency. This was followed in June 2002 by the shortening of the term of office of members of the Board of Directors to one year. These two measures both facilitate faster management decision-making and clarify individual responsibilities.

(2) To ensure transparent and fair conduct of management, with effect from June 2003 we have increased the number of outside auditors from 2 to 3, giving us a board of corporate auditors of 5 members in all. This measure both strengthens the management's auditing functions and facilitates the provision of objective advice to our top management.

(3) To secure greater public trust through enhanced transparency via the prompt and appropriate disclosure of management information, we will continue to reexamine and refine our disclosure methods.

(4) As an important part of our compliance efforts, we recognize it as our duty to take preemptive steps to minimize the risks inherent in our business operations, and in the event of the materialization of risks, to take prompt and effective remedial action. To facilitate these objectives, in April 2002 we set up the Risk Management Committee. By ensuring that all management and staff are thoroughly acquainted with the risks attendant on the Company's business operations and the means of avoiding and minimizing the said risks, we aim to ensure the smooth operation of our business as a prerequisite to the vigorous and financially sound development of our group.

Organizational Chart of Daiwa House Corporate Governance System


Members attend meetings of the Board of Directors and provide advice and proposals relating to corporate governance.
Board of Corporate Auditors
Outside Auditors
Board of Directors
Risk Management Committee
President
Executive Vice President
Executive Managing Director
Managing Director
Director
Executive Officer Committee
Executive Officer
Four divisions
•Office in charge of marketing, corporate business and sales promotion
•Office in charge of production technology and product development
•Office in charge of production and purchasing
•Office in charge of administration
•Urban and residential area development business
•Overseas joint ventures in rental housing management
•Home center business
•Resort hotel business
Branches
Single-family houses Home renovation Rental apartment buildings
Retail and wholesale facilities Steel-pipe and general construction Condominiums




Our Business Domain

Contents

Business outline

The Daiwa House group comprises 41 companies in Japan and overseas engaging in a comprehensive range of businesses relating to the living environment: from homes to lifestyles. Its business domain is divided into five segments, and the parent company accounts for 88.0% of total Group sales.


Housing
Commercial construction
Group domain
Resort hotels
Home center business
Other businesses



Sales by segment

- Housing 66.6%
- Commercial construction 20.8%
- Resort hotels 4.4%
- Home center business 4.3%
- Other businesses 3.9%

Business Overview


Housing
Commercial construction
Resort hotels
Home center business
Other businesses


Net sales
(Billions of yen)
1,000
800
600
400
200
0
01 02 03
Sales breakdown
(non-consolidated, buildings only)
Single-family houses 54%
Rental apartment buildings 34%
Condominiums 12%
Net sales
(Billions of yen)
300
200
100
0
01 02 03
Sales breakdown
(non-consolidated)
Retail and wholesale facilities 60%
Steel-pipe and general construction 40%
Net sales
(Billions of yen)
60
50
40
30
20
10
0
01 02 03
29 hotels and 10 golf courses
Net sales
(Billions of yen)
60
50
40
30
20
10
0
01 02 03
38 stores
Net sales
(Billions of yen)
100
80
60
40
20
0
01 02 03
Breakdown by business category
(number of companies)
Mainly provision of services 80%
Mainly sale of goods 20%

Housing operations constitute the Group's core business, accounting for 66.6% of sales. They encompass a wide array of businesses relating to the homes people live in, ranging from the contract construction of housing and the sale of houses and residential lots, to the building of apartments for rental use, the development and sale of condominiums and so on.

Commercial construction to meet business demand is another pillar of the Group's construction activities, contributing 20.8% of total sales. This segment is divided into two categories: the construction of commercial facilities located in suburban areas for retailers, and steel-pipe and general construction, principally office buildings, factories, and nursing and welfare facilities.

This segment involves the operation of 29 Daiwa Royal Hotels and 10 golf courses around Japan. It accounts for 4.4% of sales a consolidated basis, and within this total the ratio of sales generated by hotels and golf courses is 9:1. In the Japanese hotel industry, these hotels are classified as resort hotels.

In this segment we operate 38 home centers nationwide. These offer an average of 50,000 items, primarily DIY products for interior and exterior use, and including outdoor and leisure goods and pet supplies. We also devote considerable effort to the field of renovation. On a consolidated basis, the segment accounts for 4.3% of sales.

These businesses are primarily the responsibility of Group subsidiaries and affiliates. There are 15 categories, ranging from corporate-oriented business such as the manufacture and sale of construction materials and goods distribution, to services for end-users, including removals and the operation of *Super sento* bathhouses. Together, these contribute 3.9% of sales.



Housing

Aiming to win

the largest share of the newly built housing market



Maintained unit sales at over 40,000 units on a non-consolidated basis (up by 1.7% year-on-year)

Fiscal 2002 was another sluggish year for the housing market, demonstrated by the 2.4% year-on-year decline in overall housing starts. Notwithstanding this situation, in our non-consolidated housing operations we achieved a 1.7% rise in unit sales, topping 40,000 units for the second successive year and maintaining our No. 2 share in the market for newly constructed houses and apartment buildings. Nevertheless, factors such as falls in land prices and deflation had an adverse impact, causing net sales to slip by 1.7%, to ¥791,981 million and operating income to decline by 8.8%, to ¥39,135 million, both on a consolidated basis.

Net sales / Operating income
(Billions of yen)

Net sales (left scale)
Operating income (right scale)


1,000
750
500
250
0
60
50
40
30
99
00
01
02
03

Number of employees /
Operating income per employee

Number of employees (left scale)
Operating income per employee (right scale)

(Millions of yen)


15,000
10,000
5,000
0
10
8
6
4
2
0
00
01
02
03



The field of single-family houses is a pivotal one for our group. Ever since our establishment we have pioneered prefabricated housing, constantly pursuing improvement of single-family houses in terms of both space and functionality. Unit sales fell by 5.9%, to 12,909 units by the parent company, generating sales revenue of ¥329.6 billion, down by 5.4%.



The market for newly built apartments in fiscal 2002 expanded by 2.8% from the previous year, but we outpaced that, boosting unit sales on a non-consolidated basis by 8.8% to 24,392 units, and posting sales revenues of ¥208.0 billion, up by 7.5%. We have built a cumulative total of more than 570,000 units.



In fiscal 2002, construction starts declined for the first time in four years. Sales fell 7.0% to 4,253 units on a consolidated basis and 11.4% to 3,669 units on a non-consolidated basis. We predict that changes in lifestyles and sizes of families, and greater diversity in the ways people work, will lead to the expansion of new segments of demand, and so we are taking steps to supply residences of a kind that go beyond the conventional standard.











Housing

>> Single-family houses





Every year around half a million single-family houses are newly built in Japan, a large proportion being traditional wooden houses. Major wellsprings of our business strength are our 460,000 residences, similar in number to the annual number of nationwide starts, and the know-how in the preparation and development of residential sites we have accumulated from large-scale residential developments (new towns).

With respect to Japan, with its frequent earthquakes and high temperatures and humidity, earthquake resistance and durability are of particular importance. In the previous fiscal year Daiwa House launched the first prefabricated earthquake-proof house, and we intend to reduce its cost further and to ensure market diffusion. In addition, we launched a product using an exterior insulation method designed to enhance durability, and others limited to use in specific regions, taking local climatic conditions and lifestyles into consideration.

The sphere of health and safety is another key consideration. Since burglary is becoming a social problem, the need for crime-prevention measures for housing is increasing, so we have enhanced the defenses that dwellings have against crime, through the use of such materials as multilayer glass to prevent entry by burglars. Also, to make houses healthier places, we as a matter of policy do our best to exclude harmful substances from our building materials. Steps taken to achieve that include the introduction of a system of long-term 40-year* warranties, the conduct of regular inspections by our customer advice centers, and the making of suggestions for renovation by our designated centers for house enlargement and reconstruction. We will continue vigorously to foster good customer relations and to enhance the value of this business.

* As of May 2003, the warranties are applied to wooden structure houses built using traditional methods as well as to steel-frame houses.

Housing sales & construction starts

- Aggregate housing sales by Daiwa House (left scale)
- Annual housing sales by Daiwa House (right scale)
- Annual housing starts (nationwide) (right scale)


(Thousands of units)
(1999=100)
600
450
300
150
0
100
75
50
25
0
99
00
01
02
03

Share of single-family house market (FY2001)

483,677 units

- Daiwa House 2.7%
- Top 5 companies 15.1%
- Other companies 84.9%

Notes: 1. The share of houses for Daiwa House and the top 5 companies were taken from the "White Paper on the Housing Industry," by the Yano Research Institute Ltd.
2. The total number was quoted from "Statistics on Building Construction Started," by the Ministry of Land, Infrastructure and Transport.

Orders & sales

	2003	2002	2001	2000	1999
House orders received (Units)	12,895	13,332	12,577	14,345	14,213
Houses sold (Units)	12,909	13,725	13,705	14,234	14,362
Sales (Billions of yen)	¥329	¥348	¥343	¥350	¥330

» Rental apartment buildings

Backed by its solid base in the field of sales of rental apartment buildings, Daiwa House has continued to improve its performance in this segment. In the term under review it achieved an 8.8% year-on-year increase in unit sales, which rose to 24,392 units, and 7.5% growth in sales revenue, which reached ¥208.0 billion on a non-consolidated basis. With respect to products, we have catered to the increasingly diverse tastes of residents by launching new models designed with the distinctive characteristics of individual localities in mind. On the marketing side we not only ensure very close contacts with local communities, but also engage vigorously in proactive marketing of our apartment management service, which utilizes leasehold rights incorporating a special agreement for the transfer of buildings. The cumulative number of these properties has reached 1,100. Great importance is also attached to the sphere of after-sales service, such as the solicitation of tenants and management, maintenance, and repairs. In conjunction with our subsidiary Daiwaliving we provide long-term, comprehensive owner support covering up to a maximum of 40 years of long-term building diagnoses and guarantees, 24-hour tenant handling, and asset-management consulting. As a result, the number of buildings under its management rose by 16.8% during the term under review, to 66,934.





Rental apartment sales & construction starts

Aggregate rental apartment sales by Daiwa House (left scale)
Annual rental apartment sales by Daiwa House (right scale)
Annual rental apartment starts (nationwide) (right scale)

(Thousands of units) (1999=100)

600 / 450 / 300 / 150 / 0 — 100 / 75 / 50 / 25 / 0

99 00 01 02 03

Share of rental apartment market (FY2001)

464,044 units

Daiwa House 3.3%
Top 5 companies 19.6%
Other companies 80.4%



Notes: 1. The share of houses for Daiwa House and the top 5 companies were taken from the "White Paper on the Housing Industry," by the Yano Research Institute Ltd.
2. The total number was quoted from "Statistics on Building Construction Started,," by the Ministry of Land, Infrastructure and Transport.

Orders & sales

	2003	2002	2001	2000	1999
Apartment orders received (Units)	25,140	23,222	19,835	21,366	23,584
Apartments sold (Units)	24,392	22,416	20,490	22,031	22,754
Sales (Billions of yen)	¥208	¥193	¥176	¥186	¥186



Housing

>> Condominiums





As urban land prices fall in Japan, the development and sale of new condominiums is being concentrated increasingly in the central parts of urban areas. The market for newly built condominiums declined for the first time in four years, as in spite of the greater popularity of large ultra-high-rise properties in urban areas, there was slack demand for condominiums in regional and suburban areas. Non-consolidated sales of condominiums fell by 11.4% to 3,669 units.

The majority of condominiums in Japan are concentrated on Tokyo and the surrounding area, whereas Daiwa House's condominium sales are nationwide. In the Tokyo area, during the term under review Daiwa House focused its efforts on urban-type compact condominiums with a floor space of 30–50 square meters, for which new demand is arising, particularly among people living alone, senior citizens, SOHO workers, and people wanting them for investment purposes. In regional cities we developed and sold high-quality condominiums designed to meet local requirements. With respect to products, we strengthened our uniform D' Series brand, and standardized and enhanced aspects such as performance criteria by classifying products in four groups according to location and size. Of particular note was our active nationwide adoption of the skeleton infill (SI) design, in which structure and interiors are designed separately.

Daiwa Service continued its steps to enhance its 24-hour unit-specific management system and its long-term 40-year repair plan. As a result, it increased the number of units under management by 6.0% to 36,207.

Condominium sales & construction starts

- Aggregate condominium sales by Daiwa House (left scale)
- Annual condominium sales by Daiwa House (right scale)
- Annual condominium starts (nationwide) (right scale)


(Thousands of units)
(1999=100)
50
40
30
20
10
0
800
700
600
500
400
300
200
100
0
99
00
01
02
03

Features of Daiwa House's condominium business

- Tokyo area
- Kobe-Osaka-Kyoto area
- Nagoya area
- Other regions


Daiwa House Industry (non-consolidated) breakdown of number of condominiums by region
Regional breakdown for whole of Japanese condominium industry


0
20
40
60
80
100 (%)
(Number sold in fiscal 2002)
(National statistics for 1998)

Orders

	2003	2002	2001	2000	1999
Condominium orders received (Units)	3,333	3,864	1,409	620	560
Condominiums sold (Units)	3,669	4,143	1,009	429	522

Also moving into newly expanding growth fields

The market for newly built houses is maturing, while the closely allied renovation and intermediary service markets are expanding.

Renovation business

A 1.07 million-unit base for ongoing expansion

The renovation market totaled ¥7,868.4 billion in 2002, and is projected to expand to ¥8,080 billion by 2005 and to ¥9,350 billion by 2010. In Japan the stock of 50.25 million housing units exceeds the number of households, and the effective use of these has become increasingly important. We have built more than one million housing units, which we regard as customer assets, and so in October 2000 we established an operating division dedicated to the renovation business. The number of bases and staff are being increased, and business is expanding. The number of personnel has been almost doubled since April 2001, and we have built a network of 69 bases, giving almost complete nationwide coverage, and positioning us to make the optimum proposals to each individual customer. Revenue of the division dedicated to the renovation business in the term under review on a non-consolidated basis grew 70% year-on-year, to ¥16.9 billion.

Real estate intermediary services

Taking advantage of the Group network

The nature of the market for used housing is becoming more diverse, as the lifespan of newly built houses lengthens, and a certification system for high-quality used condominiums has been established. Intermediary services constitute an attractive field for the Daiwa House Group, which with its comprehensive range of housing and lifestyle businesses can take advantage of its sound reputation, the strength of our nationwide network, and its ability to act quickly. In the term under review there was a reorganization of Group companies with the aim of enhancing operating efficiency and establishing a stronger base for the expansion of this business. It involved the integration of Daiwa Jutaku Ryutsu and Daiwa Nichiju Hanbai into a single subsidiary, Nihon Jyutaku Ryutsu.



Commercial construction

Landowner customers *exceed* 20,000



The number of buildings constructed under the LOC (Land Owner Company) system topped 21,000 and orders increased 4.5% to ¥225.0 billion, on a non-consolidated basis.



Construction investment in Japan fell below ¥60 trillion in fiscal 2002, to 67.3% of its peak level. However, in the term under review our orders grew by 4.5% on a non-consolidated basis, to ¥225.0 billion, and the number of buildings constructed under the LOC system topped 21,000, principally large-scale commercial facility complexes and retail outlets located in suburban areas, and commercial buildings in urban locations. Regrettably, on a consolidated basis our net sales fell by 4.9% to ¥248,014 million, and operating income was down by 3.9% at ¥17,631 million.

Net sales / Operating income
(Billions of yen)

Net sales (left scale)
Operating income (right scale)


300
250
200
150
100
50
0
30
20
10
0
99
00
01
02
03

Number of employees /
Operating income per employee

Number of employees (left scale)
Operating income per employee (right scale)

(Millions of yen)


4,000
3,000
2,000
1,000
0
10
8
6
4
2
0
00
01
02
03



» Retail and wholesale facilities



Based on the conditions for property location and our market research and analysis, we undertake the coordination for an extensive range of facilities, including large-scale commercial facilities, roadside stores, showrooms, and amusement facilities. The number of our landowner customers now exceeds 20,000 nationwide, and companies that have opened facilities under this scheme number 3,140. We have 4,300 members of our landowners club, and 36,000 companies are on our waiting list to open facilities. In the term under review, large-scale commercial facilities we developed include Shonan Mall Fill, close to Tokyo, and the Ashibinaa outlet mall in Okinawa.



» Steel-pipe and general construction

In the sphere of factories and office buildings, goods-distribution centers, and a wide range of other business facilities, we have achieved a strong track record in buildings that require special designs considerations, for example HACCP (Hazard Analysis and Critical Control Point)-certified food processing centers and hospitals and other medical-care facilities. In the field of nursing and health-care facilities, which are increasing sharply with the aging of society, we have become market leaders, having constructed more than 700 of these facilities under the auspices of the Daiwa House Silver Age Research Center.

Value of private and public investment in construction, and floorspace of commercial premises



Government construction investment (left scale)
Private construction investment (left scale)
Floorspace of commercial construction starts (right scale)
(Trillions of yen)
(10,000 m²)
80
60
40
20
0
7,000
6,000
5,000
4,000
99
00
01
02
03
Note: floorspace of buildings on which construction was commenced

Ratio of interest-bearing debt to net sales



Daiwa House group
Major construction companies
All-industry average
(%)
100
80
60
40
20
0
00
01
02
03

Facilities planned by Silver Age Research Center



716 cases

- Group homes & day service facilities: 39%
- Health facilities for senior citizens; special nursing homes and *Care houses* for the aged: 12%
- Private nursing homes for the aged: 14%
- Hospitals and clinics: 35%

(as of end of March 2003)



Resort hotels

Network of 29

Daiwa Royal Hotels Nationwide



Guest numbers increased 13.9%, to 2.7 million, and revenue rose 7.0%, to ¥51,903 million.

In the Japanese hotel industry we have continued to see the opening of new establishments, paralleled by the closure of traditional inns and old-established hotels. During the term under review, in our hotel operations the number of guests increased by 13.9% to 2.7 million, and the room occupancy rate rose by 5.5 percentage points, to 45.3%. These figures reflect an improvement in performance in the term, as was the case in the previous year. As a result, overall revenue rose by 7.0% to ¥51,903 million, and operating loss decreased 8.9% from the previous term to ¥3,969 million.

Net sales / Operating income
(Billions of yen)

Net sales (left scale)
Operating income (right scale)



60
45
30
15
0
12
6
0
-6
-12
99
00
01
02
03

Number of employees /
Operating income per employee

Number of employees (left scale)
Operating income per employee (right scale)



(Millions of yen)
2,000
1,500
1,000
500
0
2
0
-2
-4
-6
-8
00
01
02
03













In our hotel operations we placed emphasis on individuality, devising plans unique to each hotel to cover accommodations, meals, and banquets and other functions. With respect to accommodations we refined our Internet reservation system and took active steps to attract more guests from overseas, with the result that the number of foreign guests rose to around 180,000, accounting for 6.5% of the total. Meanwhile the resort wedding business was buoyant, and we continued with the building of wedding chapels to cater to this market. The number of users of our wedding services rose by a substantial 16.1%, to 207,222. In regard to sales of goods, deliveries of traditional Japanese *Osechi ryori* New Year dishes to people's homes were brisk, our hotels selling an aggregate number of about 18,000 meals containing large proportions of local delicacies, up by 40% from the previous year. In the golf course business, customized planning for each course was enhanced, including by improving the Internet reservation system and introducing a new system of green fees that vary according to the day of the week and time of day. In consequence, the number of course users increased by 2.9% to 367,237, though as the average fee per user was lowered by 8.4% to ¥12,387, total revenue from this business fell by 5.4% to ¥4,727 million.

Number of guests and room occupancy rates

Japanese guests (left scale)
Foreign guests (left scale)
Room occupancy rate (right scale)

(Thousand) (%)
3,000 50
40
2,000
30
20
1,000
10
0 0
99 00 01 02 03

Number of wedding facility users and number of chapels

Wedding facility users (left scale)
Chapels (right scale)


(Thousand)
300
30
150
15
0
0
99 00 01 02 03



Home center business

38 *Royal Home Centers throughout Japan*



Number of store visits up 21.1% at 20,430 thousand and sales up 14.7% at ¥52,159 million.

The home center business is a growth field within the retailing sector in Japan. During the term we opened four new stores and closed two existing ones that were insufficiently profitable, in order to enhance the efficiency of store operations. Aggregate floor space was expanded by 13.7% to 166,239 square meters, and the number of store visits during the term grew by 21.1%, topping 20 million for the first time. As a result, annual sales rose by a substantial 14.7% year-on-year, to ¥52,159 million, and operating income grew by 1.4% to ¥305 million.

Net sales / Operating income
(Billions of yen)

Net sales (left scale)
Operating income (right scale)


60
45
30
15
0
1
0
-1
-2
01
02
03

Note:
As a result of a reorganization of business segments in the previous term, figures for the Home center business, which had been included in "Other businesses" up to fiscal 2000, are shown separately from fiscal 2002.

Number of employees /
Operating income per employee

Number of employees (left scale)
Operating income per employee (right scale)


(Millions of yen)
600
500
400
300
200
100
0
3
2
1
0
-1
-2
-3
-4
01
02
03







Our home centers stock an average of 50,000 products, well above the industry average in Japan of approximately 31,000 items. These range from interior and exterior goods to gardening and outdoor products, pet supplies, leisure goods, and daily necessities, and include many environmentally friendly items with Ecomark certification and private-brand products. DIY is given strong emphasis, with an extensive range of items both for the general user as well as materials and tools for professionals. A characteristic of our stores is the large number of carpenters and other building professionals who use them. We also took steps to cater to the burgeoning renovation market. We stepped up the display and sale of household fixtures and fittings, and advisory services in which customers receive advice from experts in fields such as building, interiors, and garden design. We intend to continue to expand this business into a 50-store network by fiscal 2005. This will be distinguished from rival stores by offering a product range that takes advantage of the economies of scale of a nationwide chain, but at the same time being managed in a way that ensures that each center is attuned to the needs of the locality it serves.

Number of
home centers and floorspace

Floorspace (left scale)
Number of home centers (right scale)

(m²) 200,000 150,000 100,000 50,000 0
60 40 20 0
01 02 03

Number of customers and
average sales per customer

Customers (left scale)
Sales per customer at RHC (right scale)
Industry average sales per customer (right scale)

(Thousand) 30,000 20,000 10,000 0
(¥) 4,000 3,000 2,000 1,000 0
01 02 03

Breakdown of sales at Royal Home Centers


Sale of goods
96.7%

Home renovation services: 3.3%
Furnishings, furniture, appliances, daily goods: 37%
DIY goods: 22%
Gardening goods: 16%
Pet supplies, sports goods, leisure goods: 15%
Others: 10%

(FY2002)



Other businesses







15 *business categories*

Operating income rose 2.1% to ¥2,573 million, on sales of ¥97,117 million, up 8.8%.

In 2002, among household finances the rate of increase in spending on services reached 5.3 times the level of spending on goods, and a large proportion of spending on goods was in the spheres of education, entertainment, and communications, to individualize and enhance lifestyles. This had a strong bearing on this business segment.

Among these totals, Daiwa Rakuda Industry, which engages in the manufacture of construction materials and sale of furniture, devoted particular efforts to sales of interior goods such as original curtains and folding room dividers, and exterior goods such as balconies. This resulted in 3.9% growth in net sales, to ¥38,232 million, and a 1.6% increase in operating income, which reached ¥880 million. Meanwhile Daiwa Logistics, which engages in goods distribution, implemented measures such as the amalgamation or closure of temporary warehouses and the relocation of distribution centers. As a result, it was able to improve its performance in contrast to the general sluggishness in the transportation industry, posting net sales of ¥23,078 million, up by 6.7% year-on-year, and operating income of ¥1,089 million, up by 2.6%. In addition Yamatonoyu, which operates *Super sento* bathhouses, opened four new outlets during the term, bringing its network to a total of 13 directly-managed outlets, the largest in its industry. The average number of visitors to each of these complexes reached some 37,000 per month, marking another year of consistent growth since the company's establishment.



Net sales / Operating income
(Billions of yen)
Net sales (left scale)
Operating income (right scale)
120
90
60
30
0
3
2
1
0
01
02
03



Temporary staffing services
Moving services
Advertising agency
Operation of Super sento bathhouses
Software development
Travel agency
Operation of city-center hotels
Insurance agency
Parking lot services
Facilities for the elderly
Bookstore chain
Energy Service Company
Production of construction materials
Logistics services
Operation of convention centers



Number of employees /
Operating income per employee
Number of employees (left scale)
Operating income per employee (right scale)
(Millions of yen)
3,000
2,000
1,000
0
2.5
2.0
1.5
1.0
0.5
0
00
01
02
03



Daiwa House®
group

Principal group companies

DAIWA HOUSE INDUSTRY CO., LTD.
3-3-5 Umeda, Kita-ku, Osaka 530-8241
Phone: +81-6-6346-2111
URL: www.daiwahouse.co.jp

DAIWA KOSHO LEASE CO., LTD.
Leasing of buildings and vehicles
5-20 Honmachibashi, Chuo-ku,
Osaka 540-0029
Phone: +81-6-6942-8011
URL: www.daiwakosho.co.jp

DAIWA RAKUDA INDUSTRY CO., LTD.
Sale of household equipment and furniture; insurance agency
1-5-16 Awaza, Nishi-ku, Osaka 550-0011
Phone: +81-6-6536-6111
URL: www.daiwarakuda.co.jp

DAIWA LOGISTICS CO., LTD.
Transportation of goods; warehousing; logistics services
1-5-16 Awaza, Nishi-ku, Osaka 550-0011
Phone: +81-6-4968-6355
URL: www.daiwabutsuryu.co.jp

DAIWALIVING CO., LTD.
Management of rental housing
3-13-1 Iidabashi, Chiyoda-ku,
Tokyo 102-0072
Phone: +81-3-5214-2330
URL: www.daiwaliving.co.jp

DAIWA SERVICE CO., LTD.
Management of office & condominium buildings; staff dispatch; house-moving service
1-5-16 Awaza, Nishi-ku, Osaka 550-0011
Phone: +81-6-6536-6270
URL: www.daiwaservice.co.jp

DAIWA INFORMATION SERVICES CO., LTD.
Land development; management of commercial facilities
7-14-4 Ueno, Taito-ku, Tokyo 110-0005
Phone: +81-3-5828-8891
URL: www.dis-net.jp

NIHON JYUTAKU RYUTU CO., LTD.
Real estate agency (including property management, asset appraisal, housing renovation, etc.)
1-1-3-800 Umeda, Kita-ku, Osaka 530-0001
Phone: +81-6-6344-6356
URL: www.jyutaku.co.jp

DAIWAROYAL CO., LTD.
Rental of commercial facilities; hotel operations
7-14-4 Ueno, Taito-ku, Tokyo 110-0005
Phone: +81-3-3844-8357
URL: www.daiwaroyal.com

LOC DEVELOPMENT CO., LTD.
Development and management of shopping centers
7-14-4 Ueno, Taito-ku, Tokyo 110-0005
Phone: +81-3-5828-5501
URL: www.loc-kaihatsu.co.jp

ROYAL HOME CENTER CO., LTD.
Sale of DIY, gardening, and interior goods
3-3-5 Umeda, Kita-ku, Osaka 530-0001
Phone: +81-6-6342-1676
URL: www.royal-hc.co.jp

DAIWARESORT CO., LTD.
Management of hotels and golf courses
3-3-5 Umeda, Kita-ku, Osaka 530-0001
Phone: +81-6-6342-1731
URL: www.daiwaresort.co.jp

Housing sales companies

DAIWAHOUSE KANSAI CORPORATION
6 other companies

Others

SHINWA AGENCY CO., LTD. (Advertising and travel agency), DAIWA TECHNICA CO., LTD. (Manufacture and sale of household equipment), NIC CO., LTD. (Manufacture of interior doors), DAIWA ENERGY CO., LTD. (Energy conservation support), MEDIA TECH INC. (Information systems), JUKEIKAI Co., Ltd. (Operation of homes for the aged), NARA ACE CO., LTD. (Management of golf courses), TECH·R&DS CO., LTD. (Market research), SYNCHROLLER CO., LTD. (Manufacture of housing materials), DAIWA ESTATE CO., LTD. (Real estate agents), GREENFARM KAIHATSU CO., LTD. (Sale of tomatoes)

Overseas affiliated companies

SHANGHAI HAPPY HOUSE DECORATION CO., LTD. (Design and installation of housing interiors), DH (DALIAN) ADMINISTRATIVE MANAGEMENT CONSULTING CENTER CO., LTD. (Clerical work outsourcing provider), SHANGHAI INTERNATIONAL REALTY CO., LTD. (Management of rental housing), BEIJING EAST PALACE APARTMENT CO., LTD. (Management of rental housing), DALIAN ACACIA TOWN VILLA CO., LTD. (Management of rental housing), DALIAN FUJIAZHUANG INTERNATIONAL VILLA CO., LTD. (Management of rental housing), TIANJIN JIUHE INTERNATIONAL VILLA CO., LTD. (Management of rental housing), DALIAN CIVIL AVIATION HOTEL CO., LTD. (Management of Royal Hotel at Dalian), BENCHMARK-TECH CORPORATION (Management of conference center)

Environmental measures

New targets drafted for stricter environmental management

Daiwa House Industry had previously been pursuing targets for the reduction of the environmental burden of its corporate activities under a plan covering the 5-year period from the term ended March 31, 2001 to the term ending March 31, 2005 (term ending March 31, 2006 for the final waste materials disposal target only). As a result of the merger with Daiwa Danchi Co., Ltd. in April 2001, we have drawn up a new, three-year plan with targets based on the fiscal 2001 figures as the new benchmarks, to further strengthen our environmental burden reduction initiatives.



CO_2 emissions (kg-CO_2)*1
400
300
200
100
0
FY 00
01
02
04 Target
2002 Performance
322.61kg-CO_2
2004 Target
248.26kg-CO_2
23% down
Energy used (kl)*2
0.16
0.12
0.08
0.04
0.00
FY 00
01
02
04 Targe
2002 Performance
0.139kl
2004 Target
0.112kl
19% down
Water used (m^3)*3
6.0
4.5
3.0
1.5
0.0
FY 00
01
02
04 Target
2002 Performance
4.41m^3
2004 Target
3.96m^3
10.2% down
Final waste disposal rate (%)
60
45
30
15
0
FY 00
01
02
05 Target
2002 Performance
21.9%
2005 Target
0.0%
21.9% point down

Notes: 1. Figures for FY 2000 are for Daiwa House alone, prior to the merger with Daiwa Danchi.
2. The quantities in the graphs marked *1, *2 and *3 are numerical values per non-consolidated sales of ¥1 million.

Research and development

Focusing on housing in Japan today and tomorrow

Surrounded by four tectonic plates, the Japanese archipelago is an earthquake-prone zone crisscrossed by as many as 2,000 active faults in an area of only 377,800 square kilometers. In recent years it has experienced serious earthquakes of magnitude 7 or above. Earthquake resistance and earthquake proofing in homes and other buildings are thus vital objects of research for the purpose of saving lives and preventing property damage.

Japan also lies in the path of heavy rain and high winds caused by typhoons. In consequence, another important focus is that of giving buildings resistance to wind, and making them airtight and watertight.

Primarily through our Central Research Laboratory, we are working to enhance the structures and capabilities of housing so that it can resist direct assaults by the forces of nature. Our focus is that of improving products and technologies by means of experiments to confirm the performance of our products with the use of facilities such as full-size experimentation chambers able to reproduce a variety of climatic conditions; equipment for testing environmental factors such as the ground, the strength of materials, light, heat, and sound; and trial structures for which actual dwellings are used.

Research is also conducted into the space within dwellings, and into next-generation housing adapted for compatibility with the immediate environment, and incorporating energy conservation and information technology features. In ways such as these we undertake comprehensive research into the house and home as it is today and it will become tomorrow.









Number of perceptible earthquakes


(Times)
600
400
200
0
Jan.-Mar.
Apr.-Jun.
Jul.-Sep.
Oct.-Dec.
Jan.-Mar.
Apr.-Jun.
Jul.-Sep.
Oct.-Dec.
01
02

Paths of typhoons

(Solid lines—most common; dotted lines—less common)


Sep.
Aug.
Jun.
Oct.
Nov.
Nov.
Dec.



Branches: 84

Factories: 13

* The above places of business are directly operated by Daiwa House.

Daiwa Royal Hotels: 29

* Daiwa Resort Co., Ltd. also manages the Royton Sapporo, and the Lake Yamanaka Fujisan Royal Cottages. It also operates a branch office in Seoul (marked with ●).

Royal Home Centers: 39

Overseas affiliates: 9

Number of employees of Daiwa House group / Number of branch offices of Daiwa House

Daiwa House (left scale)
Daiwa House group (left scale)
Daiwa House branch offices (right scale)
20,000
15,000
10,000
5,000
100
80
60
40
20
0

Daiwa Royal Hotels / Royal Home Centers

Hotels
Home centers
40
30
20
10
0
01
02
03


YELLOW

The history of the Daiwa House group





1955
Daiwa House Industry Co., Ltd. established; first house model, the "Pipe House," launched on market

1957
Steel pipe structure used for warehouse at sake brewery — receives certification from Japan Lightweight Iron Construction Association as first such structure in Japan

1959
Daiwa Kosho (current Daiwa Kosho Lease Co., Ltd.) and Daiwa Konpo (current Daiwa Logistics Co., Ltd.) established; "Midget House" pilot prefabricated house model launched on market

1961
Daiwa Danchi established (merged with Daiwa House in April 2001); stock listed on Osaka, Tokyo and Nagoya stock exchanges

1965
Nara Factory constructed, Japan's first specialist plant for production of prefabricated houses

1971
Daiwa Jutakukiki (current Daiwa Rakuda Industry Co., Ltd.) established

1978
Resort hotels business started with opening of Noto Royal Hotel

1979
Tentakubin (current Daiwa Service Co., Ltd.) established

1980
First Royal Home Center opened in Nara City

1983
Full-scale start of construction business in China at Shanghai, Dalian, and elsewhere

1986
Daiwa Information Services Co., Ltd. established

1989
Daiwaliving Co., Ltd. established

1994
Daiwa House Central Research Laboratory opened in Kansai Science City

2001
Daiwa House Industry Co., Ltd. merged with Daiwa Danchi Co., Ltd.

Daiwa House corporate data

Founding:	April 5, 1955 (Establishment: March 4, 1947)
Paid-in capital:	¥110,120,483,981
Employees:	11,750
Head office:	3-3-5 Umeda, Kita-ku, Osaka 530-8241
	Phone: +81-6-6346-2111
Tokyo office:	3-13-1 Iidabashi, Chiyoda-ku, Tokyo 102-8112
	Phone: +81-3-5214-2111
Branches:	84
Factories:	13
Research center:	Central Research Laboratory (Nara city)
Training centers:	Osaka, Tokyo and Nara

(As of April 1, 2003)

Source and photo caption

Source

P1 Economic and Social Research Institute, Cabinet Office, Government of Japan/Annual Report of National Accounts
P13 Ministry of Finance/Annual report on corporate statistics
Development Bank of Japan/Handbook of Industrial Financial Data 2002
P14 Ministry of Land, Infrastructure and Transport/Statistics on Building Construction Started
P15 Housing Policy Division, Housing Bureau, Ministry of Land, Infrastructure and Transport/Housing Industry Data; FY2002 Yearbook
Notes: 1. Floor space per housing unit (owner-occupied and rental housing) is uniformly calculated based on the inside measurement of each room plus half the thickness of each wall.
2. Japan (1998 figures); U.S.A. (1999 figures); Great Britain (1996 figures); France (1996 figures); Germany (1998 figures)
P28-30 Ministry of Land, Infrastructure and Transport/Statistics on Building Construction Started
P30 Statistics Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications/Statistics on Housing and Land
P33 Ministry of Land, Infrastructure and Transport/Statistics on Building Construction Started; Construction Investment Forecast
Ministry of Finance/Annual report on corporate statistics
P37 Home Center Institute/Home Center Directory
P41 Japan Meteorological Agency/Annual report by Japan Meteorological Agency

Explanations of photographs (in cases of multiple number of photos on one page, explanations apply from the left or the top)

P24 I-wish Treview '03/LOC shopping town Kamiita/Minamiawaji Royal Hotel/Royal Home Center Suita/Truck loading at DAIWA LOGISTICS CO., LTD.
P26 D001 ER
P27 Yutorie avance/Séjour Willmore/D' Restia Korigaoka/I-wish Treview '01/I-wish Treview '03/D001 ER/Séjour Willcourt
P28 Wood Collection "gen fū kei"/I-wish Treview '03
P29 Séjour monarie/Paseo Placido EX
P30 D' Granse Josui/Entrance hall
P31 I-wish (Minoo No.1 housing exhibition space)
P32 Shonan Mall Fill
P33 YKK AP Co., Ltd. showroom/Casual clothes shop/East Japan Logistics Center (Happinet Corporation)/Swangarden Azumino/Welfare Kitazono Watanabe hospital/Osaka College of Music
P34 Oizumikogen-Yatsugatake Royal Hotel
P35 Kirishima Royal Hotel (Western-Style Wedding Chapel "FLORESTA")/Yamanakaonsen-Kajikaso Royal Hotel/Takachiho Country Club/Kushimoto Royal Hotel (Special Japanese-Style Banquet Hall "HASHIGUI")/Ise-Shima Country Club/Beppuwan Royal Hotel (Seaview Chapel)
P36 Royal Home Center Chibakita
P37 Royal Home Center Chibakita (left and 2nd from left)/Royal Home Center Tsukaguchi/Royal Home Center Fujisawa/Exterior display space and Home renovation advice corner/Royal Home Center Chibakita
P38 The Okayama Distribution Center (DAIWA LOGISTICS CO., LTD.)/Original curtains (DAIWA RAKUDA INDUSTRY CO., LTD.)/Yamatonoyu Warabi-ten (YAMATONOYU CO., LTD.)
P40 Wind-powered electricity generation facility (Okinawa Zanpamisaki Royal Hotel)
P41 Central Research Laboratory/Earthquake test table/Environmental simulation lab./Structural testing lab.
P44 D001/The Okayama Neopolis

http://www.daiwahouse.co.jp/English/annual/index.html

Annual Report Library

Daiwa House

2003 Annual Report

2002 Annual Report

2001 Annual Report

2000 Annual Report

1999 Annual Report

1998 Annual Report

Daiwa House

Daiwa House®
group

Printed in Japan

Daiwa House® group

Please give us your views on the English-language version of the 2003 annual report for the Daiwa House group by answering the questions below.

The Daiwa House group publishes an English-language version of its annual report each year for the convenience of overseas investors. The 2002 edition (for the fiscal 2001 business term) placed 12th in the rankings of the Hong Kong magazine CFO Asia in the category of "Best Asian Annual Report," while the Belgian company Enterprise.com ranked it 25 out of 50 in its interim list of annual reports.

We would be grateful if you could give us your views, below, on various aspects of our 2003 Annual Report. The information will be used, in the strictest confidence, to help us produce even better investor information in the future.

1. What was your overall impression of the Daiwa House group 2003 Annual Report?

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Consolidated Management Supervision Department
Daiwa House Industry Co., Ltd.
3-3-5 Umeda, Kita-ku Osaka 530-8241, Japan

Contents

Note: In the financial statements, the names given to our business segments are abbreviated as follows:
Housing: Residential Commercial construction: Commercial Resort hotels: Resort Home center business: Home Center Other businesses: Other

Consolidated seven-year summary

Daiwa House Industry Co., Ltd. and Subsidiaries
Years ended March 31, 1997 to 2003

	Millions of yen						
	2003	2002	2001	2000	1999	1998	1997
Net sales	¥1,184,544	¥1,197,925	¥1,016,237	¥ 951,073	¥ 896,006	¥1,069,789	¥1,188,295
Cost of sales	936,861	945,474	794,170	736,310	691,318	834,407	922,387
Selling, general and administrative expenses	202,411	206,420	177,777	167,266	164,473	186,932	182,019
Operating income	45,272	46,031	44,290	47,497	40,215	48,450	83,889
Income (loss) before income taxes and minority interests	(155,157)	9,538	12,796	32,123	21,414	48,685	75,601
Net income (loss)	(91,388)	5,217	6,256	17,450	16,699	20,373	42,452
Per share of common stock (in yen):							
Basic net income (loss)	(167.06)	9.55	12.05	33.52	31.88	38.89	82.76
Diluted net income				33.50		37.91	79.89
Shareholders' equity	884.55	1,066.63	1,182.01	1,188.63	1,151.12	1,136.55	1,115.04
Property, plant and equipment, less accumulated depreciation	349,646	426,630	383,853	376,489	365,502	346,543	338,166
Total assets	1,094,441	1,187,127	1,066,457	981,893	950,701	1,013,072	1,145,944
Shareholders' equity	483,684	582,438	613,867	617,421	603,060	595,429	584,157
Return on equity (%)	(18.89)	0.85	1.02	2.86	2.79	3.42	7.27

Management's discussion and analysis (on a consolidated basis)

Operating environment and financial strategy

The business environment remained difficult in Japan in the term under review. The economy became increasingly in the grip of deflation, with no sign of any improvement in the employment situation and both consumer spending and corporate capital investment remaining sluggish.

In the housing industry, the number of new construction starts remained below the 1.2 million level for the second straight year, and, more crucially, hit a 19-year low. In addition, owner-occupied housing starts fell particularly steeply, by 3.1% year-on-year to below the 370,000 mark. General construction, too, was generally weak against the backdrop of stagnant private-sector capital investment and continued curtailment of public works spending.

In the face of this business environment, the Daiwa House group has put priority on further strengthening its financial position. Particular emphasis was put on ensuring a return to financial health in the term under review, to which end we implemented an extraordinary depreciation of tangible assets as well as the lump-sum amortization of the transitional obligations and actuarial losses on retirement benefits. A major reduction was also effected in the interest-bearing liability burden, with Daiwa House Industry paying off all interest-bearing debt on a non-consolidated basis.

Results of operations

Net sales

Net sales for the term ended March 31, 2003 decreased 1.1% from the previous term to ¥1,184.5 billion (US$9,871.2 million); this was mainly attributable to a decline in new housing starts of 1,146 thousand, the lowest for 19 years, against the backdrop of prolonged stagnation in Japan. By segment, Housing operations (including inter-segment transactions), declined 1.7% to ¥791.9 billion (US$6,599.8 million), and Commercial construction operations declined 4.9% to ¥248.0 billion (US$2,066.7 million). While Resort hotels operations rose 7.0% to ¥51.9 billion (US$432.5 million), Home center operations rose 14.7% to ¥52.1 billion (US$434.6 million), and Other businesses rose 8.8% to ¥97.1 billion (US$809.3 million). Declines in our mainstay businesses, Housing and Commercial construction operations, had a significant effect on the total sales.

Cost of sales, and selling, general and administrative expenses

Cost of sales decreased ¥8.6 billion (US$71.7 million) from the previous term to ¥936.8 billion (US$7,807.1 million), while its ratio to sales rose 0.2 percentage points to 79.1% due to an increase in direct expenses.

Selling, general and administrative expenses decreased ¥4.0 billion from the previous term to ¥202.4 billion (US$1,686.7 million), and their ratio to sales fell 0.2 percentage points to 17.1%, thanks to a reduction in expenses for advertising and sales commissions, despite a slight increase in personnel expenses.

Net sales
(Billions of yen)


1,200
900
600
300
0
99
00
01
02
03

Operating income
(Billions of yen)


60
45
30
15
0
99
00
01
02
03

Net income (loss)
(Billions of yen)


20
15
10
5
0
-100
99
00
01
02
03

Operating income

Although operating income declined 1.7% from the previous term to ¥45.2 billion (US$377.2 million) in line with a decline in sales, its ratio to sales came to 3.8%, virtually the same as the previous term.

Analysis of operations by segment is as follows.

(Segment sales amounts prior to elimination of inter-segment transactions were used in the following analysis.)

Sales of Housing operations fell ¥14.0 billion, or 1.7%, from the previous term. However, we were rather satisfied with the results, taking into account the decline in new housing starts nationwide by 2.3% from 1,173 thousand for the previous term to 1,146 thousand. We attributed this relatively favorable result to organizational reform including an expansion in the number of sales offices and of the marketing system to meet local needs more precisely, as well as a change in product strategy to more accurately meet customer needs. Under this, for example, we offered solar power systems and high-insulation houses for residents in districts with particularly cold winters. Regarding condominiums, we focused on small condominiums in urban districts to take advantage of the trend in which the central areas of the nation's metropolises are once again becoming popular places to live.

The number of rental apartment units sold by us increased 8.8% on a non-consolidated basis over the previous term, against the backdrop of a rising need by landowners to more effectively use their landholdings. This trend results from the lack of favorable investment targets for financial assets due to the continued low level of interest rates and the termination of unlimited government guarantees on time deposits.

As a result, sales of Housing operations amounted to ¥791.9 billion. Operating income decreased ¥3.7 billion to ¥39.1 billion, and its ratio to sales fell 0.4 percentage points to 4.9%.

Sales of Commercial construction operations fell ¥12.7 billion, or 4.9%, from the previous term. During the term, we focused on communal dwellings for senior citizens incorporating our extensive know-how in medical and care facilities, as well as large-scale logistics facilities and shopping malls utilizing a nation-wide network of landowners and tenants. Floor space for rental use and the number of tenants were beginning to decline amidst weak consumer spending and sluggish capital investment. As a result, sales of Commercial construction operations came to ¥248.0 billion and operating income declined ¥0.7 billion to ¥17.6 billion. The ratio of operating income to sales, however, improved 0.1 percentage points over the previous term to 7.1%, the highest figure among the segments.

Resort hotels operations sales rose ¥3.4 billion, or 7.0%, over the previous term. The increase was mainly attributable to rises both in the number of guests and in room occupancy rates thanks to an improvement in Internet reservation systems for resort hotels and enhancement of marketing channels, which resulted in a rise in the number of foreign guests. We attracted more customers for our wedding facilities compared with the previous term thanks to an increase in the number of chapels within the resort hotels.

Revenues from golf club operations fell from the previous term, due to a decline in revenue per customer reflecting a general price decline.

As a result, Resort hotels operations sales came to ¥51.9 billion. We posted an operating loss of ¥3.9 billion, lower than the previous term.

Operating profit margin



(%)
10
8
6
4
2
0
99
00
01
02
03

Basic net income (loss) per share



(Yen)
40
30
20
10
0
-170
99
00
01
02
03

Home center operations sales far exceeded the previous term's result by ¥6.6 billion, up 14.7%, thanks mainly to an increase in the number of outlets by two. It is undeniable that an increase in revenue for this business segment depends largely on the opening of new outlets. However, we expect to differentiate ourselves from our competitors by taking advantage of our expertise in housing construction. The Home center operations, therefore, is useful for achieving synergy with the Housing operations. As a result, the Home center operations sales amounted to ¥52.1 billion and operating income to ¥0.3 billion, almost same as the previous term. Its ratio to sales fell 0.1 percentage points to 0.6%.

The Other businesses segment consists of a wide variety of businesses including construction materials manufacturing, logistics, hotel operations in urban areas. Sales for the segment rose ¥7.8 billion, or 8.8%, over the previous term. We are making efforts to improve the management efficiency of our logistics operations through transfer, merger and consolidation of branches. The number of urban-type hotels came to eight as of the term end, and is expected to increase still further. We are focusing on the development of price-competitive, value-added construction material products. As a result of the above, sales of the segment came to ¥97.1 billion and its ratio of operating income to sales fell 0.2 percentage points to 2.6%.

Other income and expenses

Due to our bold management decisions to implement a large-scale lump-sum amortization of liabilities on retirement benefits and total elimination of unrealized losses on land and securities holdings, we posted net other expenses of ¥200.4 billion. Other income came to ¥21.2 billion, up ¥12.5 billion, and other expenses to ¥221.6 billion, up ¥176.4 billion. The increase in other income was mainly attributable to gains on amortization of prior service obligations resulting from revisions on regulations for retirement benefits, and the termination of agency service for the state-run employee pension fund. These measures were taken in line with fundamental reform of our retirement benefit system, and were necessary for improving our financial position regarding pensions.

On the other hand, the increase in other expenses was attributable to lump-sum amortization of retirement benefit obligations and total elimination of unrealized loss on land for resale and other property, and securities. We chose lump-sum amortization and total elimination as we judged that they were crucial for rebuilding a sound financial position preparatory to future expansion. Alongside pension obligations, unrealized losses were recognized on 1) real estate for operations and real estate for sale, and 2) securities and investments in affiliated companies. Regarding retirement benefits, we amortized in lump-sum ¥90.3 billion, consisting of unrecognized actuarial loss of ¥49.8 billion, actuarial loss resulting from changes in discount rates used for calculation of present value of pension assets of ¥31.7 billion and transitional obligations of ¥8.7 billion. For real estate for operations and real estate for sale, we carried out extraordinary depreciation of ¥75.1 billion on real estate for hotel, golf-club and rental use with large reduction in asset value, and posted valuation losses of ¥22.9 billion on land and buildings. We also posted losses of ¥9.8 billion on sale and valuation on securities and of ¥2.9 billion on liquidation of subsidiaries and affiliates.


Fixed ratio
(%)
80
60
40
20
0
99 00 01 02 03


Fixed asset turnover ratio
(%)
4
3
2
1
0
99 00 01 02 03

Net income

As mentioned previous sections, we posted ¥200.4 billion under net other expenses for the term. As a result, we registered a loss before income taxes of ¥155.1 billion and net loss of ¥91.3 billion under tax effect accounting.

Liquidity and Capital Resources

Financial position

Total assets decreased ¥92.6 billion, or 7.8%, during the term to stand at ¥1,094.4 billion (US$9,120.3 million) at the term end. Current assets and property, plant and equipment decreased ¥74.5 billion and ¥76.9 billion from the previous term end, respectively. Among current assets, a significant decline was seen in cash and cash equivalents, and in land held for resale under inventories. Reduced amounts in cash and cash equivalents were used for repayment interest-bearing liabilities to secure a sound financial position. The decline in land held for resale was largely attributable to the posting of valuation losses. Inventories, which consisted of construction projects in progress, land and buildings held for resale, and other inventories, declined ¥31.2 billion to ¥267.1 billion.

Among property, plant and equipment, the decline in buildings and structures was notable, due to extraordinary depreciation on properties with significant decline in asset values belonging to hotels and golf clubs, and other properties. As a result, buildings and structures declined ¥76.5 billion to ¥121.6 billion. Regarding land for business use, we carried out a one-time revaluation of own-use land in accordance with the revisions to the "Law on Land Revaluation," in the previous term. While investment securities declined due to the posting of valuation losses, investments and other securities as a whole increased, mainly due to an increase in deferred tax assets.

With regard to liabilities and shareholders' equity, current assets decreased ¥75.9 billion as a result of the repayment of short-term bank loans to secure a sound financial position. Interest-bearing liabilities (including bonds and long-term loans posted under long-term liabilities) stood at only ¥6.0 billion at the term end, which was equivalent to 0.6% of total assets. On a non-consolidated basis, the Company held no interest-bearing liabilities. Trade notes and accounts payable increased due to the balance sheet date falling on a bank holiday. The current ratio rose to 174.2% from 157.5% at the previous term end, which, in our opinion, represented a sufficient level of liquidity.

Long-term liabilities increased ¥83.1 billion, which was attributable to provisions for employees' retirement benefits in line with a thorough reform of the retirement benefits system at the parent company in accordance with introduction of a new pension accounting system.

Shareholders' equity decreased ¥98.7 billion to ¥483.6 billion (US$4,030.7 million) due to a deduction in retained earnings resulting from the posting of a huge net loss. The equity ratio, however, declined 4.9 percentage points to 44.2%, which, in our opinion, was sufficient for a sound financial position.

Cash flows

Cash and cash equivalents decreased ¥44.5 billion, or 30.0%, during the term, and stood at ¥103.9 billion (US$866.2 million) at the term end. Net cash provided by operating activities amounted to ¥40.4 billion (US$337,1 million, down ¥46.5 billion, or 53.5%, from the previous term. Net cash used in investing activities came to ¥27.3 billion (US$227.6 million), down ¥8.9 billion, or 24.6%. Net cash used in financing activities amounted to ¥57.7 billion (US$480.9 million), a decrease of ¥31.8 billion, or 35.5%, from the previous term.


Current ratio
(%)
400
300
200
100
0
99 00 01 02 03


Shareholders' equity/
total assets
(%)
80
60
40
20
0
99 00 01 02 03


Shareholders' equity
per share
(Yen)
1,200
900
600
300
0
99 00 01 02 03

The decline in net cash inflows from operating activities was mainly attributable to the posting of a large loss before income taxes. Losses on retirement benefits and extraordinary amortization expenses, however, did not contribute to the decline, as these items had no effect on cash flows. Another contributing factor in the decrease in the cash inflow was the large decline in trade notes and accounts payable. This, however, was attributable to the balance sheet date falling on a bank holiday. The de facto decline, therefore, was much smaller. The decline in cash outflows from investing activities was attributable to a decline in the acquisition of property and equipment for new facilities. The net cash outflow from financing activities declined despite a reduction in interest-bearing liabilities as part of an ongoing program to improve the Group's financial soundness (the parent company itself has already achieved zero interest-bearing liabilities).

As a result, free cash flow (combined cash flows of operating and investing activities) amounted to ¥13.1 billion, down ¥37.6 billion from the previous term.

Outlook

For the current business term, the fiscal year ending March 31, 2004, although some bright economic indicators have been seen, unemployment is expected to remain high and pay levels are likely to weaken. The overall outlook for the Japanese economy is thus projected to remain gloomy, taking into account the various unstable factors in the world economy.

For the current term, the construction industry will enjoy the plus factor of an expansion in the framework for application of tax-exempt status for donations of property. However, taking into account the disposable income situation, which reflects the lack of any improvement in employment conditions, housing investment is likely to remain weak, leading to even fiercer competition among construction companies.

To cope with this difficult business environment, the management of Daiwa House will continue to pursue the Company's basic "customer first" policy by working to produce a stronger, leaner company through steps to cut expenses while improving our marketing, service provision and product development capabilities-centered on a branch-based marketing system tailored to the requirements of each individual region.

In our Housing operations, we plan to launch new single-family house models on the market offering stronger anti-burglary features. We will also step up our activities in the home renovation market. In Commercial construction operations, we will focus on medical and nursing care facilities to meet the needs of the aging population. In our Resort hotels operations, we will put even further efforts into providing unique services that take full advantage of the particular features of each locality. Finally, in our Home center operations, we plan to continue opening new stores while expanding our lineup of product and services in line with our aim of becoming a comprehensive lifestyle enterprise.

As a result of the steps toward a return to financial health taken in the reporting period, including an extraordinary depreciation of tangible assets as well as the lump-sum amortization of the transitional obligations and actuarial loss on retirement benefits, we expect to see a decline in depreciation expenses and in costs related to retirement benefits in the current term, putting us well on the way to realizing our goal of a tough and resilient financial position.

As a result of the foregoing, we anticipate net sales on a consolidated basis for fiscal 2003 of ¥1,220.0 billion, operating income of ¥56.0 billion, and net income of ¥30.0 billion.

Return on equity
(%)


5
0
-5
-10
-15
-20
99
00
01
02
03

Free cash flows*
(Billions of yen)


60
45
30
15
0
99
00
01
02
03

Free cash flows* = Cash flow from operating activities +Cash flow from investing activities

Consolidated balance sheets

Daiwa House Industry Co., Ltd. and Subsidiaries
March 31, 2003 and 2002

Assets

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Current assets:			
Cash and cash equivalents	¥ 103,950	¥ 148,520	$ 866,250
Marketable securities (Note 4)	202	180	1,683
Short-term investments (Note 2-d)	133	1,599	1,108
Receivables:			
Trade notes	7,238	9,071	60,317
Trade accounts	55,685	56,804	464,042
Allowance for doubtful receivables	(1,972)	(1,766)	(16,433)
Inventories (Note 5)	267,199	298,424	2,226,658
Deferred tax assets (Note 12)	22,106	10,884	184,217
Prepaid expenses and other current assets	13,755	19,099	114,625
Total current assets	468,296	542,815	3,902,467
Property, plant and equipment:			
Land (Notes 6 and 7)	212,312	208,811	1,769,267
Buildings and structures (Note 7)	380,978	371,018	3,174,817
Accumulated depreciation	(259,286)	(172,816)	(2,160,717)
Machinery and equipment	51,264	52,531	427,200
Accumulated depreciation	(42,205)	(41,363)	(351,708)
Furniture and fixtures	36,695	37,041	305,792
Accumulated depreciation	(31,116)	(29,875)	(259,300)
Construction in progress	1,004	1,283	8,366
Net property, plant and equipment	349,646	426,630	2,913,717
Investments and other assets:			
Investment securities (Note 4)	25,988	35,402	216,567
Investments in and advances to associated companies	25,900	28,817	215,833
Long-term loans	5,024	9,445	41,867
Deferred tax assets (Note 12)	100,123	28,444	834,358
Deferred tax assets on land revaluation (Note 6)	41,211	43,135	343,425
Lease deposits and other assets	87,589	77,422	729,908
Allowance for doubtful accounts	(9,336)	(4,983)	(77,800)
Total investments and other assets	276,499	217,682	2,304,158
Total	¥1,094,441	¥1,187,127	$9,120,342

See notes to consolidated financial statements.

Liabilities and shareholders' equity

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Current liabilities:			
Short-term bank loans (Note 7)	¥ 2,800	¥ 54,000	$ 23,333
Current portion of long-term debt (Note 7)		1,000	
Payables:			
Trade notes	26,012	27,927	216,767
Trade accounts	90,890	146,846	757,417
Other accounts	58,639	35,482	488,658
Deposits received from customers	38,444	33,906	320,367
Income taxes payable	8,419	2,379	70,158
Accrued bonuses	9,769	10,099	81,408
Provision for product warranties	4,181	3,465	34,842
Accrued expenses and other current liabilities	29,657	29,622	247,142
Total current liabilities	268,811	344,726	2,240,092
Long-term liabilities:			
Long-term debt (Note 7)	3,237	2,000	26,975
Liability for employees' retirement benefits (Note 3 and 8)	136,480	51,224	1,137,333
Long-term deposits received from the Company's club members	64,243	67,721	535,358
Lease deposits and other long-term liabilities	115,229	115,103	960,242
Total long-term liabilities	319,189	236,048	2,659,908
Minority interests	22,757	23,915	189,642
Commitments and contingent liabilities (Notes 14, 15 and 16)			
Shareholders' equity (Notes 2-c, 2-m, 2-p, 6, 9 and 18):			
Common stock, authorized, 1,900,000,000 shares; issued, 550,664,416 shares in both 2003 and 2002	110,120	110,120	917,667
Capital surplus	147,755	147,755	1,231,292
Retained earnings	289,840	387,591	2,415,333
Land revaluation difference	(60,409)	(59,910)	(503,408)
Net unrealized gain on available-for-sale securities	777	1,358	6,475
Foreign currency translation adjustments	(881)	(809)	(7,342)
Treasury stock — at cost, 3,848,065 shares in 2003 and 4,610,098 shares in 2002	(3,518)	(3,667)	(29,317)
Total shareholders' equity	483,684	582,438	4,030,700
Total	¥1,094,441	¥1,187,127	$9,120,342

Consolidated statements of operations

Daiwa House Industry Co., Ltd. and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	2003
Net sales	¥1,184,544	¥1,197,925	¥1,016,237	$9,871,200
Cost of sales	936,861	945,474	794,170	7,807,175
Gross profit	247,683	252,451	222,067	2,064,025
Selling, general and administrative expenses (Note 13)	202,411	206,420	177,777	1,686,758
Operating income	45,272	46,031	44,290	377,267
Other income (expenses):				
Interest income and dividends	546	569	796	4,550
Interest expense	(723)	(1,348)	(299)	(6,025)
Write-down of marketable and investment securities	(9,773)	(16,956)	(1,385)	(81,442)
Write-down of inventories	(22,900)	(5,994)	(5,291)	(190,833)
Loss on sales and disposal of property, plant and equipment	(3,488)	(1,594)	(543)	(29,067)
Prior service benefit from changes to employees' retirement benefit plan (Note 8)	6,736	1,583		56,133
Amortization of transitional obligation for employees' retirement benefits (Notes 2-h and 8)	(8,780)	(9,473)	(9,198)	(73,167)
Contribution to employees' retirement benefit trust (Notes 2-h and 8)			(14,732)	
Amortization of actuarial loss for employees' retirement benefits (Note 8)	(4,925)	(3,361)		(41,042)
Actuarial loss on retirement benefits (Notes 3 and 8)	(49,888)			(415,733)
Actuarial loss due to a change of discount rate (Notes 3 and 8)	(31,733)			(264,441)
Extraordinary depreciation for property, plant and equipment (Note 2-f)	(75,183)			(626,525)
Other — net (Note 11)	(318)	81	(842)	(2,650)
Other income (expenses) — net	(200,429)	(36,493)	(31,494)	(1,670,242)
Income (loss) before income taxes and minority interests	(155,157)	9,538	12,796	(1,292,975)
Income taxes (Note 12):				
Current	17,792	8,633	22,268	148,267
Deferred	(81,370)	(4,913)	(16,537)	(678,083)
Total	(63,578)	3,720	5,731	(529,816)
Minority interests in net (income) loss of subsidiaries	191	(601)	(809)	1,592
Net income (loss)	¥ (91,388)	¥ 5,217	¥ 6,256	$ (761,567)
	Yen			U.S. dollars
Per share of common stock (Note 2-o):				
Basic net income (loss)	¥ (167.06)	¥ 9.55	¥ 12.05	$(1.39)
Cash dividends applicable to the year	10.00	10.00	17.00	0.08

See notes to consolidated financial statements.

Consolidated statements of shareholders' equity

Daiwa House Industry Co., Ltd. and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Thousands	Millions of yen						
	Issued number of shares of common stock	Common stock	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, April 1, 2000	523,893	¥108,781	¥122,041	¥390,206				¥(3,607)
Net income				6,256				
Cash dividends, ¥17.0 per share				(8,831)				
Bonuses to directors and corporate auditors				(37)				
Foreign currency translation adjustments (Note 2-m)							¥(927)	
Net increase in treasury stock								(15)
Balance, March 31, 2001	523,893	108,781	122,041	387,594			(927)	(3,622)
Issuance for merger with Daiwa Danchi Co., Ltd. (Note 17)	26,771	1,339	25,714					
Retained earnings of Daiwa Danchi Co., Ltd. at April 1, 2001				3,663				
Net income				5,217				
Cash dividends, ¥17.0 per share				(8,829)				
Bonuses to directors and corporate auditors				(54)				
Land revaluation difference					¥(59,910)			
Net increase in unrealized gain on available-for-sale securities (Note 2-c)						¥1,358		
Foreign currency translation adjustments (Note 2-m)							118	
Net increase in treasury stock								(45)
Balance, March 31, 2002	550,664	110,120	147,755	387,591	(59,910)	1,358	(809)	(3,667)
Net loss				(91,388)				
Cash dividends, ¥10.0 per share				(5,461)				
Bonuses to directors and corporate auditors				(19)				
Effect of change in statutory tax rate and other					(1,382)			
Transfer due to sales of land				(883)	883			
Net decrease in unrealized gain on available-for-sale securities (Note 2-c)						(581)		
Foreign currency translation adjustments (Note 2-m)							(72)	
Net decrease in treasury stock								149
Balance, March 31, 2003	550,664	¥110,120	¥147,755	¥289,840	¥(60,409)	¥ 777	¥(881)	¥(3,518)

	Thousands of U.S. dollars (Note 1)						
	Common stock	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2002	$917,667	$1,231,292	$3,229,925	$(499,250)	$11,317	$(6,742)	$(30,558)
Net loss			(761,567)				
Cash dividends, $0.08 per share			(45,508)				
Bonuses to directors and corporate auditors			(159)				
Effect of change in statutory tax rate and other				(11,516)			
Transfer due to sales of land			(7,358)	7,358			
Net decrease in unrealized gain on available-for-sale securities (Note 2-c)					(4,842)		
Foreign currency translation adjustments (Note 2-m)						(600)	
Net decrease in treasury stock							1,241
Balance, March 31, 2003	$917,667	$1,231,292	$2,415,333	$(503,408)	$ 6,475	$(7,342)	$(29,317)

See notes to consolidated financial statements.

Consolidated statements of cash flows

Daiwa House Industry Co., Ltd. and Subsidiaries
Years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	2003
Operating activities:				
Income (loss) before income taxes and minority interests	¥(155,157)	¥ 9,538	¥ 12,796	$(1,292,975)
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Income taxes — paid	(6,230)	(24,236)	(22,418)	(51,917)
Depreciation	21,386	20,883	19,731	178,217
Write-down of golf club membership	147	411	820	1,225
Write-down of marketable and investment securities	9,773	16,956	1,385	81,442
Loss on sales and disposal of property, plant and equipment	3,488	1,594	543	29,067
Extraordinary depreciation for property, plant and equipment	75,183			626,525
Equity in earnings of associated companies	(278)	(1,052)	(933)	(2,317)
Contribution to employees' retirement benefit trust			14,732	
Provision for employees' retirement benefits, net of payments	85,002	17,053	14,319	708,350
Changes in certain assets and liabilities, net of consolidation:				
Decrease (increase) in receivables	3,571	3,942	(6,626)	29,758
Decrease (increase) in inventories	32,872	48,909	(39,652)	273,933
Increase (decrease) in payables — trade	(31,453)	(3,797)	63,256	(262,108)
Increase (decrease) in deposits received from customers	4,260	(508)	3,630	35,500
Other — net	(2,105)	(2,672)	2,491	(17,542)
Total adjustments	195,616	77,483	51,278	1,630,133
Net cash provided by operating activities	40,459	87,021	64,074	337,158
Investing activities:				
Purchases of property, plant and equipment	(26,464)	(30,405)	(19,235)	(220,533)
Purchases of marketable and investment securities	(4,269)	(3,873)	(502)	(35,575)
Increase in investments in and advances to associated companies	(1,275)	(1,881)	(1,247)	(10,625)
Proceeds from sales of marketable and investment securities	2,814	422	110	23,450
Proceeds from sales of property, plant and equipment	1,244	379	138	10,367
Net proceeds from purchases of shares of the newly consolidated subsidiary	1,489			12,408
Increase in lease deposits	(5,415)	(2,768)	(3,342)	(45,125)
Net decrease (increase) in other assets	4,560	1,897	(1,195)	38,000
Net cash used in investing activities	(27,316)	(36,229)	(25,273)	(227,633)
Financing activities:				
Net increase (decrease) in short-term bank loans	(52,005)	(80,060)	2,000	(433,375)
Proceeds from long-term debt	1,237		1,000	10,308
Repayments of long-term debt	(1,000)	(58)	(85)	(8,333)
Proceeds from issurance of bonds		2,000		
Repayments of convertible bonds		(2,005)		
Net of purchases and proceeds from sales of treasury stock	(200)	(43)	(15)	(1,667)
Dividends paid	(5,745)	(9,101)	(9,117)	(47,875)
Cash paid related to merger with Daiwa Danchi Co., Ltd.		(268)		
Net cash used in financing activities	(57,713)	(89,535)	(6,217)	(480,942)
Cash and cash equivalents increased by merger		14,062		
Net increase (decrease) in cash and cash equivalents	(44,570)	(24,681)	32,584	(371,417)
Cash and cash equivalents, beginning of year	148,520	173,201	140,617	1,237,667
Cash and cash equivalents, end of year	¥ 103,950	¥148,520	¥173,201	$ 866,250

See notes to consolidated financial statements.

Nihon Jyutaku Ryutu Co., Ltd., formerly an associated company, has been included in consolidation in the fiscal year of 2003 as a result of the additional acquisition of its shares.

The assets and liabilities upon acquisition and the net proceeds from purchases of shares consisted of the following:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥3,621	$30,175
Long-term assets	5,642	47,017
Consolidation difference	98	817
Current liabilities	(2,418)	(20,150)
Long-term liabilities	(4,844)	(40,367)
Minority interests	(973)	(8,108)
Company's interest prior to acquisition	(1,094)	(9,117)
Acquisition cost	32	267
Cash and cash equivalents of the consolidated subsidiary	(1,521)	(12,675)
Net proceeds from purchases of shares	¥1,489	$12,408

	Millions of Yen	
	2002	2001
Non-cash investing and financing activities:		
Fair value of securities contributed to employees' retirement benefit trust (Note 2-h)		¥14,732
Assets acquired and liabilities assumed in merger (Note 18):		
Current assets	¥143,756	
Long-term assets	132,201	
Total	¥275,957	
Current liabilities	¥176,694	
Long-term liabilities	54,595	
Total	¥231,289	

See notes to consolidated financial statements.

Notes to consolidated financial statements

Daiwa House Industry Co., Ltd. and Subsidiaries

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared from the consolidated financial statements issued for domestic reporting purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law. Daiwa House Industry Co., Ltd. (the "Company") and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code (the "Code") and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and its foreign subsidiary in conformity with those of its country of domicile. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120 to $1, the approximate rate of exchange at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of significant accounting policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries (together the "Group") based on the control or influence concept. Under the control or influence concept, those companies over whose operations the Parent, directly or indirectly, is able to exercise control are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

The differences between the cost and underlying net equity of investments in subsidiaries and associated companies at acquisition, are amortized over five years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

b. Cash and cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits, all of which mature or become due within three months of the date of acquisition.

c. Marketable and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost and ii) available-for-sale securities, which are not classified as held-to-maturity. In accordance with the new accounting standard for financial instruments, available-for-sale securities were reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity, effective April 1, 2001, and were reported at cost, prior to April 1, 2001.

Non-marketable available-for-sale securities are stated at cost, determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

d. Short-term investments

Short-term investments are time deposits and certificates of deposit, all of which mature or become due later than three months after the date of acquisition. Time deposits pledged as collateral as substitutes of deposits for certain construction and advertisement contracts were ¥29 million ($242 thousand) and ¥677 million as of March 31, 2003 and 2002.

e. Inventories

Inventories are stated at cost. Inventories of land, residential homes and condominiums, and construction projects in progress include all costs of land, land development and construction. The cost of construction materials and supplies is determined by the average method. However, appropriate write-downs are recorded for inventories with values considered to have been permanently or substantially impaired.

f. Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed substantially by the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is principally from 15 to 39 years for buildings and structures, from 10 to 13 years for machinery and equipment and from 5 to 15 years for furniture and fixtures.

Extraordinary depreciation for property, plant and equipment is charged to income for the year ended March 31, 2003, for depreciable assets in which utilization declined significantly, these assets consist of resort hotels, club-houses on golf courses and commercial buildings for rent. The extraordinary depreciation recorded was ¥73,369 million ($611,409 thousand), ¥856 million ($7,133 thousand), and ¥958 million ($7,983 thousand), for buildings and structures, machinery and equipment, and furniture and fixtures, respectively.

g. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

h. Retirement and pension plans

The Company and its domestic subsidiaries have unfunded retirement benefit plans and a contributory funded pension plan. The Company and its domestic consolidated subsidiaries account for the liability for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

In August 2000, the Company contributed certain available-for-sale securities with a fair value of ¥14,732 million to the employees' retirement benefit trust for the parent company's non-contributory pension plans, and recognized a non-cash loss of ¥266 million.

The transitional obligation of ¥43,221 million, determined as of April 1, 2000, was reduced by an immediate charge to income in the amount of the fair value of the above contribution. The remaining transitional obligation of ¥28,489 million (including ¥896 million assumed in a merger with Daiwa Danchi Co., Ltd.) is principally being amortized over three years.

i. Revenue and profit recognition

Sales and related profits are generally recorded when sales contracts are completed and customers have satisfied the down payment and other requirements stipulated by the contracts. Land and land development costs are allocated to units sold based upon relative area.

j. Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of retained earnings

Appropriations of retained earnings at each year end are reflected in the financial statements of the following year after shareholders' approval has been obtained.

l. Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of operations.

m. Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiary and associated companies are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at historical exchange rates. Revenue and expense accounts of the consolidated foreign subsidiary and associated companies are translated into yen at the current exchange rate.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

n. Reclassifications

Certain reclassifications and rearrangements have been made in the 2002 and 2001 financial statements to conform to the classifications used in 2003.

o. Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the year.

The weighted-average number of common shares outstanding for the years ended March 31, 2003, 2002 and 2001 were 547,045 thousand, 546,079 thousand and 519,391 thousand, respectively.

Diluted net income per share of common stock for the years ended March 31, 2002 and 2001 are not disclosed because it is anti-dilutive. Diluted net income per share of common stock for the year ended March 31, 2003 is not disclosed because the Company incurred a net loss.

Cash dividends per share presented in the accompanying consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

p. Treasury stock

Effective April 1, 2002, the Company adopted a new accounting standard for treasury stock issued by the Accounting Standards Board of Japan. Under the new standard, the stock of the Company, which is held by its subsidiaries and associated companies, is stated as treasury stock according to the percentage of ownership.

3. Accounting change

Due to the deterioration of the stock market and the revision of the discount rate from 3.5% to 2.5%, the amount of unrecognized actuarial losses accumulated to 40% of the projected benefit obligation during 2003. With the government's approval of the Group's application for the exemption from future obligations related to the substitutional portion of the pension program (Note 8), the revision of the retirement benefit plan, and the reexamination of investment policy, the actuarial loss, which would be amortized evenly over principally 10 years under the Group's previous method, was changed to be recognized when incurred in order to disclose information about retirement and pension plans more timely. As a result, the loss before income taxes and minority interests increased by ¥81,621 million ($680,175 thousand), compared with what would have been recorded under the previously method.

4. Marketable and investment securities

Marketable and investment securities as of March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Current:			
Government and corporate bonds	¥ 202	¥ 180	$ 1,683
Non-current:			
Marketable equity securities	25,926	35,318	216,050
Government and corporate bonds	62	84	517
Total	¥25,988	¥35,402	$216,567

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2003 and 2002 were as follows:

	Millions of yen			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥18,096	¥2,895	¥1,119	¥19,872
Held-to-maturity	264	1		265

	Millions of yen			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥26,268	¥5,250	¥2,656	¥28,862
Held-to-maturity	264	1		265

	Thousands of U.S. dollars			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$150,800	$24,125	$9,325	$165,600
Held-to-maturity	2,200	8		2,208

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2003 and 2002 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Available-for-sale:			
Equity securities	¥5,854	¥4,456	$48,783
Debt securities	200	2,000	1,667
Total	¥6,054	¥6,456	$50,450

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars	
	Available for sale	Held to maturity	Available for sale	Held to maturity
Due in one year or less		¥202		$1,683
Due after one year through five years		62		517
Due after five years through ten years	¥200		$1,667	
Total	¥200	¥264	$1,667	$2,200

5. Inventories

Inventories at March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Finished residential homes and condominiums	¥ 27,771	¥ 34,176	$ 231,425
Construction projects in progress	28,745	21,428	239,542
Residential homes and condominiums in process	20,383	18,159	169,858
Land held:			
For resale	134,130	163,573	1,117,750
Under development	33,110	36,921	275,917
Undeveloped	11,687	12,561	97,391
Construction materials and supplies	11,373	11,606	94,775
Total	¥267,199	¥298,424	$2,226,658

The Group engages in two principal business activities. They manufacture and construct prefabricated houses and structures and also engage in various contracted construction projects, primarily for the construction of large-scale commercial and residential buildings. To further such business, the Group purchases land for development and resale.

6. Land revaluation

Under the "Law of Land Revaluation," the Company and certain subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002.

The resulting land revaluation difference represents unrealized depreciation of land and is stated, net of income taxes, as a component of shareholders' equity. There was no effect on the statement of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities. The details of the one-time revaluation as of March 31, 2002 were as follows:

	Millions of yen
Land before revaluation	¥311,703
Land after revaluation	208,811
Land revaluation difference	102,892
Deferred tax assets on land revaluation	43,135
Minority interests, net	(153)
Net land revaluation difference	¥ 59,910

7. Short-term bank loans and long-term debt

Short-term bank loans at March 31, 2003 and 2002 consisted of bank loans. The annual interest rates for the short-term bank loans ranged from 0.6% to 1.4% and from 0.5% to 1.4% at March 31, 2003 and 2002, respectively.

Long-term debt at March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Unsecured bank loans, 1.18%, due serially to 2002 September		¥1,000	
Unsecured bank loans, 1.50%, due serially to 2005 July	¥ 237		$ 1,975
Unsecured 0.5% bonds due 2004 December	2,000	2,000	16,667
Loans from bank, 1.26%, due serially to 2007 March; Collateralized	1,000		8,333
Total	3,237	3,000	26,975
Less current portion		1,000	
Long-term debt, net of current portion	¥3,237	¥2,000	$26,975

Annual maturities of long-term debt at March 31, 2003, were as follows:

Year ending March 31:	Millions of yen	Thousands of U.S. dollars
2005	¥2,047	$17,058
2006	321	2,675
2007	869	7,242
Total	¥3,237	$26,975

At March 31, 2003, assets pledged as collateral for secured long-term debt of ¥1,000 million ($8,333 thousand) were as follows:

	Millions of yen	Thousands of U.S. dollars
Land	¥ 502	$ 4,183
Buildings and structures	1,470	12,250
Total	¥1,972	$16,433

As is customary in Japan, the Company maintains deposit balances with banks with which it has bank loans. Such deposit balances are not legally or contractually restricted as to withdrawal. In addition, collateral must be provided if requested by the lending banks and certain banks have the right to offset cash deposited with them against any bank loan or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the bank concerned. The Company has never received any such request.

8. Retirement and pension plans

Under the unfunded employees' retirement benefit plan, employees of the Company and certain subsidiaries terminating their employment are entitled, in most circumstances, to lump-sum severance payments determined by reference to wage rates at the time of termination and years of service. In addition, the Company, together with certain subsidiaries and associated companies, has adopted a contributory funded defined benefit pension plan covering most of their employees.

The liability for employees' retirement benefits at March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Projected benefit obligation	¥199,597	¥228,306	$1,663,308
Fair value of plan assets	(63,185)	(115,811)	(526,542)
Unrecognized actuarial loss		(51,864)	
Unrecognized transitional obligation		(9,474)	
Net liability	136,412	51,157	1,136,766
Prepaid benefit costs	68	67	567
Liability for employees' retirement benefits	¥136,480	¥ 51,224	$1,137,333

The components of net periodic benefit costs are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Service cost	¥ 10,845	¥11,967	$ 90,375
Interest cost	7,182	7,535	59,850
Expected return on plan assets	(3,181)	(4,219)	(26,508)
Prior service benefit	(6,736)	(1,583)	(56,133)
Recognized actuarial loss	86,546	3,361	721,216
Amortization of transitional obligation	8,780	9,473	73,167
Net periodic benefit costs	¥103,436	¥26,534	$861,967

Prior service benefit for the year ended March 31, 2002 represents the net effect of (1) a decrease in the benefit obligation of ¥5,964 million from raising the eligibility age for payments regarding the basic part of the welfare pension plan for employees of the Company and certain subsidiaries, which is similar to the national pension plan, in accordance with a revision in the Welfare Pension Insurance Law in March, 2000 and (2) an increase in the benefit obligation of ¥4,381 million from changing the Daiwa Danchi pension plan from a qualified pension plan to a welfare pension plan and unfunded retirement benefit plan. These changes were effective March 2002 and November 2001, respectively, and the full effect on the benefit obligation as of those dates was charged to income in the year ended March 31, 2002.

Prior service benefit for the year ended March 31, 2003 represents the effect of a decrease in the benefit obligation from the adoption of the revised retirement benefit plan concerning the lump-sum severance payments.

Assumptions used for the years ended March 31, 2003 and 2002 are set forth as follows:

	2003	2002
Discount rate	2.5%	3.5%
Expected rate of return on plan assets	3.5%	3.5%
Recognition period of actuarial gain (loss)	1 year	Principally 10 years
Amortization period of transitional obligation	Principally 3 years (completed)	Principally 3 years

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the company. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Company obtained an approval of exemption from future obligation by the Ministry of Health, Labor and Welfare on October 28, 2002. As a result of this exemption, the Company and certain subsidiaries recognized a gain on exemption from future pension obligation of the governmental program in the amount of ¥8,575 million ($71,458 thousand) in accordance with a transitional measurement of the accounting standard for employees' retirement benefits for the year ended March 31, 2003.
The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥38,040 million ($317,000 thousand) as of March 31, 2003.

9. Shareholders' equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.
The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.
The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.
The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.
The amount of retained earnings available for dividends under the Code was ¥188,031 million ($1,566,925 thousand) as of March 31, 2003, based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.
Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year in which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

10. Segment information

Information about operations in different industry segments of the Group for the years ended March 31, 2003, 2002 and 2001 is as follows:

Sales and operating income (loss)

	Millions of yen						
	2003						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥789,325	¥245,999	¥51,903	¥51,219	¥46,098		¥1,184,544
Intersegment sales	2,656	2,015		940	51,019	¥(56,630)	
Total sales	791,981	248,014	51,903	52,159	97,117	(56,630)	1,184,544
Operating expenses	752,846	230,383	55,872	51,854	94,544	(46,227)	1,139,272
Operating income (loss)	¥ 39,135	¥ 17,631	¥ (3,969)	¥ 305	¥ 2,573	¥(10,403)	¥ 45,272

	Thousands of U.S. dollars						
	2003						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	$6,577,708	$2,049,992	$432,525	$426,825	$384,150		$9,871,200
Intersegment sales	22,134	16,791		7,833	425,158	$(471,916)	
Total sales	6,599,842	2,066,783	432,525	434,658	809,308	(471,916)	9,871,200
Operating expenses	6,273,717	1,919,858	465,600	432,116	787,866	(385,224)	9,493,933
Operating income (loss)	$ 326,125	$ 146,925	$ (33,075)	$ 2,542	$ 21,442	$ (86,692)	$ 377,267

	Millions of yen						
	2002						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥805,022	¥257,733	¥48,499	¥44,349	¥42,322		¥1,197,925
Intersegment sales	981	3,052		1,114	46,906	¥(52,053)	
Total sales	806,003	260,785	48,499	45,463	89,228	(52,053)	1,197,925
Operating expenses	763,070	242,434	52,854	45,162	86,708	(38,334)	1,151,894
Operating income (loss)	¥ 42,933	¥ 18,351	¥ (4,355)	¥ 301	¥ 2,520	¥(13,719)	¥ 46,031

	Millions of yen						
	2001						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥648,804	¥246,113	¥39,823	¥40,777	¥40,720		¥1,016,237
Intersegment sales	2,882	685		1,266	45,114	¥(49,947)	
Total sales	651,686	246,798	39,823	42,043	85,834	(49,947)	1,016,237
Operating expenses	604,660	230,655	45,772	43,703	83,367	(36,210)	971,947
Operating income (loss)	¥ 47,026	¥ 16,143	¥ (5,949)	¥ (1,660)	¥ 2,467	¥(13,737)	¥ 44,290

Total assets, depreciation and capital investments

	Millions of yen						
	2003						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Total assets	¥394,119	¥211,168	¥98,803	¥35,196	¥78,976	¥276,179	¥1,094,441
Depreciation	5,288	2,604	6,334	592	4,774	1,794	21,386
Capital investments	6,984	8,114	2,164	2,317	3,778	1,354	24,711

	Thousands of U.S. dollars						
	2003						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Total assets	$3,284,325	$1,759,733	$823,358	$293,300	$658,133	$2,301,493	$9,120,342
Depreciation	44,067	21,700	52,783	4,933	39,783	14,951	178,217
Capital investments	58,200	67,617	18,033	19,308	31,483	11,284	205,925

	Millions of yen						
	2002						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Total assets	¥436,521	¥192,101	¥152,280	¥30,728	¥85,251	¥290,246	¥1,187,127
Depreciation	5,378	2,122	6,610	538	4,444	1,791	20,883
Capital investments	20,753	11,935	2,514	1,841	3,996	23,393	64,432

	Millions of yen						
	2001						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Assets	¥357,052	¥156,911	¥123,792	¥32,167	¥92,258	¥304,277	¥1,066,457
Depreciation	4,527	2,124	6,128	568	4,740	1,644	19,731
Capital investments	16,706	3,315	2,215	1,495	5,131	1,697	30,559

The industry segments consisted of the following:

Components of net sales in the consolidated statements of operations	Industry segment				
	Residential	Commercial	Resort	Distribution "Home Center"	Other
Construction	Construction of single/ multi-family houses and condominiums	Construction of commercial buildings			
Real estate	Sales of real estate for residential use	Sales and rental of real estate for commercial use			
	Real estate commissions				
	Rental of residential complexes				
Other	Care of condominiums	Care of commercial buildings	Operation of resort type hotels and golf courses	Operation of "do-it-yourself" hardware centers	Manufacture and sales of building materials Physical distribution Operation of city type hotels

Eliminations/Corporate include unallocated operating expenses, principally consisting of general corporate expenses incurred by the administration headquarters of the Company.
Corporate assets are principally cash and cash equivalents, marketable securities and investment securities.

11. Other income (expenses): Other — net

"Other income (expenses): Other — net" for the years ended March 31, 2003, 2002 and 2001 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Exchange gains (losses)	¥ (7)	¥ (2)	¥ 92	$ (58)
Real estate acquisition tax and other taxes	(277)	(257)	(420)	(2,308)
Retirement benefits for directors	(120)	(643)	(566)	(1,000)
Expenses for large-scale repairs to property, plant and equipment			(1,062)	
Gain (loss) on sales of marketable and investment securities	123	(544)	(120)	1,025
Allowance for doubtful accounts	(4,157)	(873)	(342)	(34,642)
Gain on exemption from future pension obligation	8,575			71,458
Loss on securities contributed to employees' retirement benefit trust			(266)	
Equity in earnings of associated companies	278	1,052	933	2,317
Write-down of golf club membership	(147)	(411)	(820)	(1,225)
Loss on sales of membership	(79)	(170)		(658)
Loss on liquidation of associated company	(2,145)			(17,875)
Bad debt expenses for long-term loans	(4,082)			(34,017)
Other — net	1,720	1,929	1,729	14,333
Total	¥ (318)	¥ 81	¥ (842)	$ (2,650)

12. Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42.0% for the years ended March 31, 2003, 2002 and 2001.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Current:			
Deferred tax assets:			
Write-down of land held for resale	¥ 15,257	¥ 6,472	$127,142
Accrued bonuses	3,404	2,642	28,367
Accrued enterprise tax	769	240	6,408
Other	2,676	1,530	22,300
Deferred tax assets	¥ 22,106	¥10,884	$184,217
Non-current:			
Deferred tax assets:			
Employees' retirement benefits	¥ 55,498	¥20,878	$462,483
Unrealized gains on sales of property, plant and equipment	7,503	7,225	62,525
Extraordinary depreciation for property, plant and equipment	30,299		252,492
Other	9,703	3,605	80,858
Deferred tax assets	103,003	31,708	858,358
Deferred tax liabilities:			
Retained earnings appropriated for tax allowable reserves	¥ (2,038)	¥ (2,059)	$ (16,983)
Net unrealized gain on available-for-sale securities	(723)	(1,118)	(6,025)
Other	(119)	(87)	(992)
Deferred tax liabilities	(2,880)	(3,264)	(24,000)
Net deferred tax assets	¥100,123	¥28,444	$834,358

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Normal effective statutory tax rates	42.0%	42.0%	42.0%
Increase (decrease) in tax rates due to:			
Permanently non-deductible expenses	(0.6)	9.2	6.5
Non-taxable dividend income	0.0	(0.2)	(0.7)
Equity in earnings of associated companies	0.1	(4.6)	(3.0)
Write-down of investments in and advances to associated companies	0.4	(0.7)	(1.2)
Per capita levy	(0.3)	5.4	4.2
Decrease in valuation allowance for deferred tax assets	1.2	(11.8)	
Decrease in deferred tax assets by change of tax rate	(2.0)		
Other — net	0.2	(0.3)	(3.0)
Actual effective tax rates	41.0%	39.0%	44.8%

On March 31, 2003, Cabinet Order No. 9 entitled "Reform of a Portion of Local Tax Law" was issued and this reform will apply to fiscal years beginning after April 1, 2004. As a result of this reform, the statutory income tax rate to be used for the calculation of deferred income taxes concerning temporary differences which are expected to be realized or settled after April 1, 2004 will be changed from 42.0% to 40.6%.

The effect of this change was to decrease deferred tax assets and deferred tax assets on land revaluation by ¥3,145 million ($26,208 thousand) and ¥1,417 million ($11,808 thousand), respectively, and to increase income taxes-deferred, net unrealized gain on available-for-sale securities and land revaluation difference by ¥3,170 million ($26,417 thousand), ¥18 million ($150 thousand) and ¥1,417 million ($11,808 thousand), respectively, for the year ended March 31, 2003.

13. Research and development costs

Research and development costs charged to income were ¥5,609 million ($46,742 thousand), ¥5,474 million and ¥5,535 million for the years ended March 31, 2003, 2002 and 2001, respectively.

14. Leases

Total lease payments under finance leases that are not deemed to transfer ownership of the leased property to the lessee were ¥4,815 million ($40,125 thousand), ¥4,510 million, and ¥3,949 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2003 and 2002 were as follows:

(Lessee)

	Millions of yen			
	2003			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	¥10,006	¥1,307	¥9,311	¥20,624
Accumulated depreciation	4,193	480	4,874	9,547
Net leased property	¥ 5,813	¥ 827	¥4,437	¥11,077

	Millions of yen			
	2002			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	¥8,740	¥896	¥10,110	¥19,746
Accumulated depreciation	2,395	445	5,639	8,479
Net leased property	¥6,345	¥451	¥ 4,471	¥11,267

	Thousands of U.S. dollars			
	2003			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	$83,383	$10,892	$77,592	$171,867
Accumulated depreciation	34,941	4,000	40,617	79,558
Net leased property	$48,442	$ 6,892	$36,975	$ 92,309

Obligations under such finance leases as of March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Due within one year	¥ 4,561	¥ 4,255	$38,009
Due after one year	6,516	7,012	54,300
Total	¥11,077	¥11,267	$92,309

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.
Depreciation expenses, which are not reflected in the accompanying statements of income, computed by the straight-line method, respectively.
Obligations and future rental income under non-cancellable operating leases as of March 31, 2003 and 2002 were as follows:

(Lessee)

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Due within one year	¥ 25,456	¥ 21,835	$ 212,133
Due after one year	313,820	252,757	2,615,167
Total	¥339,276	¥274,592	$2,827,300

(Lessor)

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Due within one year	¥ 19,290	¥ 15,099	$ 160,750
Due after one year	269,724	204,420	2,247,700
Total	¥289,014	¥219,519	$2,408,450

15. Derivatives

The Group enters into foreign exchange forward contracts and interest rate swaps to hedge foreign exchange or interest rate risks.

It is the Group's policy to use derivatives only for the purpose of reducing market risks associated with liabilities.

Derivatives are subject to market risk and credit risk. Because the counterparties to those derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from such credit risk.

The Company implemented a risk control system for derivatives primarily to control the purpose, limitation and selection of the counterparties. The system's primary function is to avoid excess risks associated with derivatives. Each derivative transaction, which is based on these internal policies, is reported to the Director of the Financing Department, and the execution and control of derivatives are managed by the Finance Section of the Company.

As of March 31, 2003, the Group did not have any derivative contracts outstanding.

16. Contingencies

At March 31, 2003, contingent liabilities for notes endorsed with recourse and loans guaranteed in the ordinary course of business amounted to ¥1,483 million ($12,358 thousand) and ¥80,033 million ($666,942 thousand), respectively. Included in loans guaranteed were customers' housing loans from banks in the amount of ¥77,870 million ($648,917 thousand).

17. Merger with Daiwa Danchi Co., Ltd.

Effective April 1, 2001, the Company merged with Daiwa Danchi, which was an associated company. Under the terms of the merger, the Company issued 0.3 shares of its common stock for each Daiwa Danchi common share, which resulted in the issuance of 26,771,371 shares and increases in common stock of ¥1,339 million and capital surplus of ¥25,714 million.

18. Subsequent event

The following appropriations of retained earnings at March 31, 2003 were approved at the Company's shareholders' meeting held on June 27, 2003:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥10.0 ($0.08) per share	¥5,503	$45,858

Independent auditors' report

Daiwa House Industry Co., Ltd. and Subsidiaries

Tohmatsu & Co.
Osaka Kokusai Building
3-13, Azuchimachi 2-chome,
Chuo-ku, Osaka 541-0052, Japan

Tel :+81-6-6261-1381
Fax:+81-6-6261-1238
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors of
Daiwa House Industry Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Daiwa House Industry Co., Ltd. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Daiwa House Industry Co., Ltd. and subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Note 2, effective April 1, 2001, in accordance with the new accounting standard for financial instruments, available-for-sale securities are reported at fair value. As discussed in Note 3, the Company and certain subsidiaries changed its method of accounting for liability for employees' retirement benefits as of March 31, 2003, and the actuarial loss, which previously would be amortized evenly over principally 10 years, was changed to be amortized when incurred.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2003

(TRANSLATION ONLY)

Daiwa House Industry Co., Ltd.
3-3-5, Umeda, Kita-ku,
Osaka, Japan

June 10, 2003

Notice of the 64th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby notify you of the 64th Ordinary General Meeting of Shareholders, to be held at the time and location set forth below.

If you are unable to attend the meeting, after reviewing the reference materials provided, please indicate your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, then affix your registered seal and return the form so as to reach us by June 26,2003 or you may exercise your voting rights through our website (http://www.web54.net).

Very truly yours,

Takeo Higuchi
President

The 64th Ordinary General Meeting of Shareholders

1. Date and time: Friday, June 27, 2003 at 10:00 a.m.
2. Location: Conference room at the Company's head office, 2nd Fl.,
   Daiwa House Osaka Building, 3-3-5, Umeda, Kita-ku, Osaka City
3. Purpose of the meeting

Matters to be reported:

The Business Report, the Balance Sheet and Statement of Income for the 64th Fiscal Year (from April 1 2002 through March 31, 2003).

Matters to be resolved:

Proposal 1	Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 64th Fiscal Year
Proposal 2	Acquisition of Treasury Shares, the details of which are as set forth in the "Reference to Exercise of Voting Rights"
Proposal 3	Proposed Amendments to the Company's Articles of Incorporation The details of which are as set forth in the "Reference to Exercise of Voting Rights"
Proposal 4	Election of Twenty (20) Directors
Proposal 5	Election of Three (3) Corporate Auditors
Proposal 6	Payment of Retirement Allowance to Retiring Directors and Auditor.

Notes: 1. Attendees are asked to return their completed Exercise of Voting Rights forms to the reception desk on the day of the meeting.
2. When using the Internet to exercise voting rights, please read the enclosed "Exercise of Voting Rights using the Internet".

(TRANSLATION ONLY)

Reference to Exercise of Voting Rights

1. Total Number of Voting Rights Held by Shareholders: 538,192

2. Proposals and Reference Information

Proposal 1: Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 64th Fiscal Year

In respect of the appropriation of unappropriated earnings for this fiscal year, though the financial results ended as a current term loss because of extraordinary amortization of fixed assets as special loss, when considered in light of various factors such as the strict operating conditions and the future strengthening of our earnings base, an appropriation, the details of which are set forth below, and a dividend of 10 yen per share, the same as the previous fiscal year, are proposed.

Proposal of Appropriation of Unappropriated Retained Earnings

(Unit: Yen)

Unappropriated Retained Earnings as of the end of the fiscal year	100,124,636,689
Reversal of Voluntary Reserve	
Reversal of Reserve for Deferred Capital Gain on Fixed Assets	79,062,369
Reversal of Special Depreciation	20,658,462
Reversal of Special Reserve	106, 000,000,000
Total	5,975,084,142
To be appropriated to:	
Cash Dividends	5,503,218,480
(10 yen per ordinary share)	
Voluntary Reserve	
Reserve for Deferred Capital Gain on Fixed Assets	220,539,234
Reserve for Special Depreciation	46,060,436
Retained Earnings Carried forward to the next fiscal year	205,265,992

Proposal 2: Acquisition of Treasury Shares

To improve capital efficiency and to enable the implementation of a flexible capital strategy pursuant to the regulations set forth in Article 210 of the Commercial Code, it is proposed during the period from the conclusion of this General Shareholders' Meeting until the conclusion of the General Shareholders' Meeting for the next fiscal year for the Company to acquire 50,000,000 shares of its own common stock, the acquisition cost to be limited to a maximum amount of 40 billion yen.

(TRANSLATION ONLY)

Proposal 3: Proposed Amendments to the Company's Articles of Incorporation

1. Reasons for Amendment

(1) In respect of Article 2 (Purposes), to clarify the details of our operations, and taking into consideration the future development of our Company's and our subsidiaries' operations it is proposed to add to our Company's purposes.

(2) "The Commercial Code Partial Amendment Law (2002, Legislation No. 44) enacted on April 1, 2003 established a share lapsing system, and permitted, in accordance with the Company's Articles of Incorporation, the introduction of a fractional transaction unit additional purchase system and the easing of quorum numbers for extraordinary resolutions at General Meeting of Shareholders.

Accordingly from the point of view of expanding services to our shareholders through the introduction of the fractional transaction unit additional purchase system, it is proposed insert a new Article 8 (Fractional Transaction Unit Additional Purchase) and as a result to make the corresponding required amendments to Article 8 (Record Date and Closing of Shareholders Register), Article 9 (Share Handling Regulations) and Article 10 (Share Transfer Agent) of the existing Articles of Incorporation.

Further with the establishment of the share lapsing system, it is proposed to make the corresponding required amendments to Article 9 (Share Handling Regulations) and Article 10 (Share Transfer Agent) of the existing Articles of Incorporation.

Finally due to the easing of quorum numbers for extraordinary resolutions at a General Meeting of Shareholders to further ensure deliberations on extraordinary resolutions, it is proposed to insert a new Article 15.2 into Article 15 (Voting for Resolutions) of the existing Articles of Incorporation a new Article 15.2.

(3) Along with the addition of new Article 8 (Fractional Transaction Unit Additional Purchase), the numbering for the subsequent existing Articles of Incorporation shall be moved down and the numbering of the Articles of Incorporation described in the supplementary clauses shall be revised.

(TRANSLATION ONLY)

2. Details of Amendments

The details of the amendments are as set forth below.

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
Chapter 1: General Provisions (Purposes) Article 2 The Company is established for the following purposes. 1. Contracting, performance, design, administration and consulting in respect of construction works. 2.– 30. (contents omitted) **Chapter 2: Shares** (New)	**Chapter 1: General Provisions** (Purposes) Article 2 The Company is established for the following purposes. 1. Contracting, performance, design, administration and consulting in respect of civil engineering works, architectural works, carpentry works, plastering works, scaffolding, earthworks, concrete works, masonry works, roofing works, electrical works, plumbing works, tile, brick, block works, steel construction works, steel reinforcement works, paving works, dredging works, metal works, glazing works, coating works, waterproofing works, interior finishing works, plant and equipment installation works, insulation works, electrical wiring works, landscaping works, fencing works, joinery works, waterworks facility works, fire prevention facility works and sanitation facility works. 2.– 30. (as at present) **Chapter 2: Shares** (Fractional Transaction Unit Additional Purchase) Article 8 Company shareholders (including beneficial shareholders, hereinafter for which the same is applicable) possessing fractional transaction units may in accordance with the Share Handling Regulations request the transfer by sale of that number of shares that when added to the fractional transaction unit make up a full transaction unit. (References herein to "shareholders" shall be deemed to include references to "beneficiary shareholders.")

(TRANSLATION ONLY)
(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
(Record Date and Closing of Shareholders Register) Article 8	(Record Date and Closing of Shareholders Register) Article 9
1. The Company shall deem those shareholders registered or recorded in the Shareholders List (including list of beneficial shareholders, hereinafter for which the same is applicable) on the last day of each March as shareholders entitled to exercise voting rights at the Ordinary General Meeting of Shareholders for its fiscal year ended on that day. (References herein to "shareholders" shall be deemed to include references to "beneficiary shareholders.")	1. The Company shall deem those shareholders registered or recorded in the Shareholders List (including list of beneficial shareholders, hereinafter for which the same is applicable) on the last day of each March as shareholders entitled to exercise voting rights at the Ordinary General Meeting of Shareholders for its fiscal year ended on that day.
2. In addition to the provision in the preceding paragraph or others in the Articles of Incorporation, the Company may determine a record date upon giving prior public notice thereof whenever necessary.	(as at present)
(Share Handling Regulations) Article 9	(Share Handling Regulations) Article 10
Procedures for the registration of transfer of shares and purchase of shares less than a full Transaction Unit and all other procedural requirements relating to its shareholder administration services and fees chargeable by it therefore shall be provided in the Share Handling Regulations to be adopted by the Board of Directors.	Procedures for the registration of transfer of shares, registration of share divestiture, repurchase and additional purchase of shares less than a full Transaction Unit and all other procedural requirements relating to its shareholder administration services and fees chargeable by it therefore shall be provided in the Share Handling Regulations to be adopted by the Board of Directors.
(Share Transfer Agent) Article 10	(Share Transfer Agent) Article 11
1. The Company shall have a transfer agent with respect to the shares of the Company.	(as at present)
2. The transfer agent and its place of handling business shall be designated by resolution of the Board of Directors and public notice thereof shall be given.	(as at present)
3. The Company shall cause its share transfer agent to prepare and maintain a Shareholders Register on behalf of the Company at its Service Office and to provide its shareholders with shareholder administration services including but not limited to those relating to the registration of transfer of shares and purchase from its shareholders of their shares not constituting a full Transaction Unit.	3. The Company shall cause its share transfer agent to prepare and maintain a Shareholders Register and Share Divestiture Register on behalf of the Company at its Service Office and to provide its shareholders with shareholder administration services, including, but not limited to, those relating to the registration of transfer of shares, registration of shares divestiture, purchase and additional purchase from its shareholders of their shares not constituting a full Transaction Unit.

(TRANSLATION ONLY)

(Amended Parts are Underlined)

Present Articles of Incorporation	Proposed Amendments
Chapter 3: General Meeting of Shareholders	**Chapter 3: General Meeting of Shareholders**
Article 11 – Article 14 (contents omitted)	Article 12 – Article 15 (as at present)
(Voting for Resolutions) Article 15	(Voting for Resolutions) Article 16
Resolutions of General Meeting of Shareholders except where otherwise set forth under legislation shall be determined by a simple majority of votes held by all those shareholders present.	(as at present)
(New)	2. Extraordinary resolutions as set forth in Article 343 of the Commercial Code shall be taken up by a General Shareholders' Meeting with the presence of shareholders of one-third (1/3) or more of the total number of voting rights granted to all shareholders and shall be adopted by a two-thirds (2/3) majority of votes held by all those shareholders present.
Article 16 – Article 30 (contents omitted)	Article 17 – Article 31 (as at present)
Supplementary provisions	Supplementary provisions
Notwithstanding the provisions of Article 23, active Corporate Auditors elected prior to the close of the Ordinary General Meeting for end of the fiscal year on May 1, 2002, shall have the same three (3) year term as previously.	Notwithstanding the provisions of Article 24, active Corporate Auditors elected prior to the close of the Ordinary General Meeting for end of the fiscal year on May 1, 2002, shall have the same three (3) year term as previously.

(TRANSLATION ONLY)

Proposal 4: Election of Twenty (20) Directors

All Directors (23 in total) will complete their respective terms of office at the conclusion of this meeting. Accordingly, we shall propose that you elect twenty (20) directors (including one who has not previously served as a director).

The table below lists the nominees for those positions.

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies	No. of company shares held	Special interest with the Company
1	Takeo Higuchi (April 29,1938)	Aug. 1963 Entered the Company June 1984 Director June 1989 Managing Director June 1991 Executive Managing Director June 1993 Retired from the Company President of Daiwa Danchi Co., Ltd. June 2000 Director of the Company April 2001 President (to present)	45,000	*1
2	Sadao Yoshii (June 11, 1941)	April 1965 Entered the Company June 1989 Director June 1994 Managing Director June 1996 Executive Managing Director April 1999 General Manager, Housing Division June 1999 Managing Director March 2000 Executive Managing Director April 2000 General Manager, Sales Division Manager, Tokyo Branch Regional Manager, Kanto Region June 2000 Executive Vice President (to present) April 2002 General Manager, Sales Division (in charge of East Japan) April 2003 General Manager, Sales Division (to present) -Chairman, Daiwa Royal Co., Ltd. -Chairman, Daiwa House Kanto Co., Ltd.	22,200	*2

(TRANSLATION ONLY)

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies	No. of company shares held	Special interest with the Company
3	Tamio Ishibashi (Feb.18, 1956)	June 1979 Entered the Company June 1989 Director June 1993 Managing Director June 1996 Executive Managing Director April 1998 Manager, Osaka Head Office April 1999 General Manager, Standard Construction Division In charge of Production Purchasing June 1999 Managing Director General Manager, Production Purchasing Division (to present) March 2000 Executive Managing Director June 2000 Representative Executive Managing Director June 2001 Representative Executive Vice President (to present) April 2002 Manager, Integrated Technical Research Institute - President, MEDIA· TECH Co., Ltd.	102,000	None
4	Mitsuo Funatsu (Aug. 22, 1943)	Oct. 1969 Entered the Company June 1984 Director June 1991 Managing Director April 1998 Deputy Manager, Housing Division Oct. 1998 Manager, Ordinary Housing Dept. of Housing Division (In charge of West and Central Japan) June 1999 Retired as Managing Director Executive Officer Deputy General Manager, Housing Division Oct. 1999 In charge of Resort Business (to present) June 2000 Managing Director June 2001 Executive Managing Director April 2003 Executive Vice President (to present) Deputy General Manager, Sales Division (to present) Controller for Housing Business (to present) - Chairman, Daiwa Resort Co., Ltd. - President, Nara Ace Co., Ltd.	12,000	None

(TRANSLATION ONLY)

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies	No. of company shares held	Special interest with the Company
5	Tetsuji Ogawa (Sept.30, 1941)	April 1964 Entered the Company May 1988 Manager, Accounting Division of Tokyo Branch April 1999 Manager, Auditing Division June 1999 Corporate Auditor June 2000 Managing Director In charge of Accounting Section (to present) In charge of Information Systems Oct. 2001 Manager, Finance Division (to present) April 2002 Executive Managing Director (to present) General Manager, Administrative Division (to present)	9,000	None
6	Kenji Murakami (Aug. 17, 1947)	April 1970 Entered the Company June 1997 Director April 1998 Manager, Nagoya Branch June 1999 Retired as Director Executive Officer Deputy General Manager, Housing Division April 2000 Manager, Central Region June 2000 Managing Director April 2001 General Manager, Distributors Shops Division June 2001 Executive Managing Director (to present) April 2002 Manager, Tokyo Head Office In charge of Kanto region (to present) In charge of Logistics Shops Businesses Promotion April 2003 Manager, Tokyo Branch (to present) In charge of Distributors Shops Division (to present)	13,000	None

(TRANSLATION ONLY)

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies	No. of company shares held	Special interest with the Company
7	Takuya Ishibashi (Dec. 18, 1953)	April 1988 Entered Daiwa Danchi Co., Ltd. June 1991 Director June 1996 Managing Director April 2001 Managing Director of the Company Manager, Mansion Division June 2001 Executive Managing Director (to present) April 2002 In charge of Hokkaido/Tohoku Region (to present) In charge of Mansion Promotion Division April 2003 In charge of Mansion Division (to present)	7,000	None
8	Masanori Nishio (Jan. 5, 1946)	April 1970 Entered the Company Oct. 1995 Manager, Purchasing Division of Production Purchasing HQ April 2000 Executive Officer June 2000 Director Manager, Kinki region Manager, Osaka Head Office April 2001 In charge of Home Center (to present) April 2002 Managing Director June 2002 In charge of Overseas Division (to present) April 2003 Executive Managing Director (to present) Deputy General Manager, Sales Division (to present) -Chairman, Royal Home Center Co., Ltd.	13,000	None
9	Yuzo Kawahara (Jan. 1, 1941)	April 1964 Entered the Company June 1993 Director April 1997 Deputy General Manager, QC Assurance HQ April 1998 Manager, Construction Promotion of Distribution Shops Division Manager, Construction Promotion of Standard Construction Division June 1999 Retired as Director Executive Officer In charge of Architecture-related Construction and Production June 2000 Director June 2001 Managing Director (to present) General Manager, Technology HQ (to present) Dec. 2001 In charge of Integrated Technical Research Institute	14,000	None

(TRANSLATION ONLY)

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies		No. of company shares held	Special interest with the Company
10	Kimitaka Komatsu (Aug. 25, 1944)	April 1967	Entered the Company	9,000	None
		June 1989	Director		
		June 1996	Managing Director		
		April 1997	In charge of Aichi Region		
		April 1998	Deputy Manager, Housing Division		
		June 1999	Retired as Managing Director Executive Officer General Manager, Standard Construction HQ		
		June 2000	Managing Director (to present)		
		Jan. 2001	General Manager, Steel Pipe Structure and Construction HQ		
		April 2002	In charge of Steel Pipe Structure and Construction Promotion		
		April 2003	In charge of Steel Pipe Structure and Construction HQ (to present) In charge of Information Systems (to present)		
11	Naotake Ohno (Oct. 28, 1948)	April 1971	Entered the Company	10,000	None
		April 1997	Manager, Yokohama Branch		
		April 2000	Executive Officer Deputy Manager, Kanto region		
		June 2000	Director		
		April 2001	Deputy General Manager, Housing HQ Manager, Kinki region Manager, Osaka Head Office		
		June 2001	General Manager, Kinki/Chu-shikoku Control Division of Housing HQ		
		Oct. 2001	Manager, Housing Control Division of Kinki region In charge of Ordinary Housing and Building Extension/Reforming Businesses		
		April 2002	Managing Director (to present) Manager, Osaka Head Office (to present)		
		June 2002	In charge of Complex Housing Business Promotion		
		Oct. 2002	In charge of Kinki region (to present)		
		April 2003	In charge of Complex Housing Division (to present)		

(TRANSLATION ONLY)

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies	No. of company shares held	Special interest with the Company
12	Takashi Uzui (Sept. 2, 1947)	April 1970 Entered the Company June 1999 Manager, Nagoya Branch (to present) April 2000 Executive Officer Deputy Manager, Chubu region April 2001 Manager, Chubu region June 2001 Director General Manager, Control Division for Chubu region, Housing HQ Oct. 2001 Manager, Housing Control Division for Chubu region April 2002 Managing Director (to present) In charge of Chubu region (to present) -Chairman, Daiwa House Chubu Co., Ltd.	7,000	None
13	Takeshi Kajimoto (Oct. 30, 1944)	April 1963 Entered the Company June 1997 Director June 1999 Retired as Director Executive Officer In charge of Architectural Design, Facilities and Product Development April 2000 In charge of Urban Development In charge of Engineering of Mansion Business Division June 2000 Managing Director April 2002 Director In charge of Urban Development and Civil Engineering (to present) June 2002 In charge of Forest Housing Promotion Division Aug. 2002 Managing Director (to present) April 2003 Deputy General Manager, Technology HQ (to present) In charge of Forest Housing Division (to present)	11,000	None

(TRANSLATION ONLY)

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies	No. of company shares held	Special interest with the Company
14	Hiroshi Azuma (Oct. 26, 1946)	April 1969 Entered the Company June 1993 Director April 1998 Deputy Manager, Housing Division June 1999 Retired as Director Executive Officer April 2000 General Manager, Housing HQ Manager, Chugoku/Shikoku region June 2000 Managing Director Oct. 2001 Controller for Housing Business Manager, Minami-Kanto Housing Control Division Manager, Tokyo Head Office April 2002 Director In charge of Housing Business Promotion June 2002 In charge of Condominium Housing Business Promotion (East Japan) April 2003 Managing Director (to present) In charge of Housing Division (to present) In charge of Condominium Housing Division (East Japan) (to present)	15,000	None
15	Munemitsu Kimura (Nov. 29, 1943)	April 1966 Entered the Company Oct. 1999 Manager, Housing Technology Division, Technology HQ April 2000 Executive Officer In charge of Housing-related Technology Development, Technology HQ June 2000 Director (to present) April 2001 General Manager, Technology HQ June 2001 In charge of Design Section, Technology HQ (to present) April 2003 Manager, Product Development Technology, Technology Division (to present)	10,000	None

(TRANSLATION ONLY)

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies		No. of company shares held	Special interest with the Company
16	Tsuyoshi Natsume (Aug. 27, 1945)	April 1969 Oct. 1993 June 1994 April 2001 Oct. 2001 April 2002 June 2002 April 2003	Entered the Company Entered Daiwa Danchi Co., Ltd. Director Director of the Company (to present) Deputy General Manager Control Division Housing HQ Manager, Chugoku/Shikoku region Housing Control Division In charge of Timber Housing Division In charge of Timber Housing Promotion Division In charge of Condominium Housing Promotion Division (West Japan) In charge of Timber Housing Division (to present) In charge of Condominium Housing Division (West Japan) (to present)	5,000	None
17	Tadashi Murakaku (Oct. 19, 1944)	April 1963 Sep. 1993 June 1994 April 2001 April 2002 April 2003	Entered the Company Entered Daiwa Danchi Co., Ltd. Director Director of the Company (to present) Manager in charge of Technology, Mansion Division HQ In charge of Mansion Promotion Division In charge of Mansion Division (to present)	6,000	None
18	Shigeo Ohtsuka (July 28, 1947)	April 1971 April 1997 April 2000 June 2001 Oct. 2001 April 2002	Entered the Company Manager Kanazawa Branch Executive Officer Manager, Hokuriku/Shinetsu region Director (to present) Manager, Hokuriku/Shinetsu region of Housing Control Division, Housing HQ Manager, Hokuriku/Shinetsu Housing Control Division In charge of Hokuriku/Shinetsu region (to present)	7,000	None

(TRANSLATION ONLY)

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies	No. of company shares held	Special interest with the Company
19	Osami Nishikawa (Aug. 1, 1945)	April 1971 Entered the Company April 1989 Manager, Personnel Division April 1998 Deputy Manager, Complex Housing Division Dec. 1998 Head of Secretary's Office April 2000 Executive Officer Deputy General Manager, Complex Housing HQ and Deputy Manager, Mansion Business Division April 2001 Manager, Yokohama Branch Deputy General Manager, Kanto region March 2002 Head of President's Office (to present) June 2002 Director (to present)	6,000	None
20	☆ Tatsushi Nishimura (Dec. 21, 1949)	April 1972 Entered the Company June 1994 Manager of Wakayama Branch Sep. 1997 Manager, General Technologies Research Center Oct. 1999 Manager, Product Development Housing Division HQ April 2000 Executive Officer (to present) In charge of housing related design, facilities, product development April 2002 In charge of housing related design facilities, Technology HQ (to present) April 2003 Manager, Design & Implementation Promotion, Technology HQ (Housing related design area) (to present) Manager, Product Development Technology, Technology HQ (Housing area) (to present)	5,000	None

Note : 1. The nominee for director, Mr. Takeo Higuchi, will take office as Chairman and Representative Director of Daiwa Rakuda Industry Co., Ltd. with whom the Company has a trade relationship in relation to housing facilities and equipment, after being nominated as Chairman and Representative Director of Daiwa Rakuda Industry at their Board of Directors Meeting to be held on June 25, 2003, following his nomination as its director at the General Meeting of Shareholders to be held on the same day.

2. The nominee for director, Mr. Sadao Yoshii is Chairman and Representative Director of Daiwa Royal Co., Ltd. with whom the Company has a relationship as a contractor in the construction business.

" ☆ " in the table represents a nominee newly standing for the position.

Proposal 5: Election of Three (3) Corporate Auditors

Two (2) Corporate Autidors, Hiromasa Kobayashi and Hidetoshi Kawaguchi, will complete their terms of office at the conclusion of this meeting. Accordingly, we shall propose that you elect three (3) corporate auditors (including two (2) candidates one who have not previously served as an Auditor).
The Board of Corporate Auditors has previously approved the submission of this proposal.

The table below lists the nominees for positions as Corporate Auditors.

Further, Corporate Auditors, Hiromasa Kobayashi and Hiromi Doi are nominees for External Corporate Auditor as provided in Article 18, Section 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha (Stock Corporation)."

No.	Name (Date of Birth)	Brief personal history; Representative position held at other companies		No. of company shares held	Special interest with the Company
1	Hiromasa Kobayashi (Oct. 21, 1939)	March 1958 Feb. 1981 April 1986 April 1997 June 1997	Entered the Company Manager, Construction Division No. 2 Managing Director, Construction Technologies, Technology Implementation Division Manager, Construction Promotion of Distribution Technology Division (In charge of standard construction) Standing Corporate Auditor (to present)	20,000	None
2	☆ Eiichi Takeda (Dec. 1, 1947)	April 1970 April 1999 April 2000 April 2003	Entered the Company Manager, Finance Division Manager, Accounting Division of Tokyo Branch Manager, Auditing Office, Administrative Division (to present)	5,000	None
3	☆ Hiromi Doi (May 26, 1937)	April 1970 Dec. 1987 April 1996 May 1999 June 2001 - President, Yamazen Create Co., Ltd.	Entered Yamazen Corporation Director Managing Director Senior Managing Director Special Advisor(to present)	0	None

"☆": The new nominees for auditor.

Proposal 6: Payment of Retirement Allowance to Retiring Directors and Auditor

In recognition of the efforts of Mr. Nobuo Ishibashi, Director, who passed away on February 21, 2003, the four (4) Directors, Jiro Torio, Shuji Uemura, Isao Miyashita and Moritsugu Kawai, and the one (1) Corporate Auditor, Hidetoshi Kawaguchi who will retire at the conclusion of this Ordinary Meeting of Shareholders, and in accordance with the designated standards of the Company, it is proposed to grant them a reward for services rendered of an amount within the appropriate scope.

Further, it is requested that the actual amount and the time and the method of payment shall be entrusted to the Board of Directors and the Board of Auditors respectively.

The brief personal histories of the retiring Directors and Corporate Auditor are as set forth below.

Name	Brief personal history	
Nobuo Ishibashi	June 2000 Feb. 2003	Executive Senior Advisor Deceased
Jiro Torio	June 2000	Managing Director (to present)
Shuji Uemura	June 2002	Director (to present)
Isao Miyashita	June 2001	Director (to present)
Moritsugu Kawai	June 2000 June 2001 March 2003	Executive Managing Director Executive Vice President Retired as Vice President and Representative Director Director (to present)
Hidetoshi Kawaguchi	June 2000	Standing Corporate Auditor (to present)

Daiwa House Industry Co. Ltd.
File Number 0889-00060
2002 Releases

2002 FINANCIAL FACTBOOK


Daiwa House™
大和ハウス工業株式會社

Housing Starts
住宅着工戸数
Prefabricated Housing Starts
プレハブ着工戸数


(Thousands of unit/千戸)
1,400
1,200
1,000
800
600
400
200
0
'98
'99
'00
'01
'02
Housing Starts
住宅着工戸数
Prefabricated Housing Starts
プレハブ着工戸数
(Thousands of unit/千戸)
(%)
500
450
400
350
300
250
200
150
100
50
0
7
6
5
4
3
2
1
0
Private-owned Housing Starts
持家着工戸数
Daiwa's Share in Private-owned Houses
持家着工の内、当社のシェア

Years ended March 31	1998	1999	2000	2001	2002
Housing Starts(Thousands of unit) 住宅着工戸数（千戸）	1,341	1,180	1,226	1,213	1,173
Prefabricated Housing Starts(Thousands of unit) プレハブ着工戸数（千戸）	200	182	185	171	163
Prefabrication Share(%) プレハブシェア（%）	14.9	15.4	15.1	14.1	13.9
Private-owned Housing Starts(Thousands of unit) 持家着工戸数（千戸）	451	438	476	438	377
Daiwa's Share in Private-owned Houses(%) 持家着工の内、当社のシェア（%）	3.4	3.0	2.8	2.7	2.8

(注)住宅着工戸数及びプレハブ着工戸数は、「住宅着工統計」（建設省）より

Sales of Houses (In Number of Unit)
住宅販売戸数



(Units/戸)
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
'98
'99
'00
'01
'02
Multi-family houses
集合
Single-family houses
戸建

Years ended March 31	1998	1999	2000	2001	2002
Sales of Houses(In Number of Unit) 住宅販売戸数 戸)	43,968	37,638	36,694	35,204	40,284
Single-family houses(In Number of Unit) 戸建 戸)	17,699	14,884	14,663	14,714	17,868
Multi-family houses(In Number of Unit) 集合 戸)	26,269	22,754	22,031	20,490	22,416

注)戸建住宅の販売戸数には、分譲住宅及びマンションの販売戸数を含んでいます。

FINANCIAL FACT BOOK

INDEX 目次

Net Sales (Left Scale)
売上高（左メモリ）
Operating Income・Ordinary Income・Net Income (Right Scale)
営業利益・経常利益・当期純利益（右メモリ）


(¥Million/百万円)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
(¥Million/百万円)
120,000
100,000
80,000
60,000
40,000
20,000
0
'98
'99
'00
'01
'02
Net Sales
売上高
Net Income
当期純利益
Ordinary Income
経常利益
Operating Income
営業利益

Years ended March 31	1998	1999	2000	2001	2002
Net Sales (¥ Million) 売上高（百万円）	1,069,789	896,005	951,072	1,016,236	1,197,924
Operating Income (¥ Million) 営業利益（百万円）	42,305	40,215	47,497	44,289	46,031
Ordinary Income (¥ Million) 経常利益（百万円）	44,306	41,333	49,032	46,780	44,635
Net Income (¥ Million) 当期純利益（百万円）	20,373	16,699	17,450	6,256	5,216

Sales by Segment
セグメント別売上高


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
'01
'02
Other operation
その他事業
Home Center operation
ホームセンター事業
Resort operation
観光事業
Commercial buildings
商業建築事業
Residential homes
住宅事業

セグメント別売上高

Fiscal years ended March 31	2001	2002
Residential homes 住宅事業	651,686	806,002
Commercial buildings 商業建築事業	246,798	260,784
Resort operation 観光事業	39,822	48,499
Home Center operation ホームセンター事業	42,043	45,462
Other operation その他事業	85,833	89,228
Total 合計	**1,016,236**	**1,197,924**

Operating income (loss) by Segment
セグメント別営業利益(損失)

(¥Million/百万円)
50,000
40,000
30,000
20,000
10,000
0
(10,000)
-'01-
-'02-
Residential homes
住宅事業
Commercial buildings
商業建築事業
Resort operation
観光事業
Home Center operation
ホームセンター事業
Other operation
その他事業

セグメント別営業利益

	2001	2002
住宅事業	47,026	42,932
商業建築事業	16,143	18,350
観光事業	-5,949	-4,355
ホームセンター事業	-1,660	301
その他事業	2,467	2,520
合計	**44,289**	**46,031**

ANALYSIS OF FINANCIAL POSITION 財政状態



Stockholders' Equity/ Total Assets
株主資本比率
(%)
70
60
50
40
30
20
10
0
'98
'99
'00
'01
'02
Stockholders' Equity/Total Assets 株主資本比率
Liquid Ratio
流動比率
Fixed Assets/ Stockholders' Equity
固定比率
(%)
300
250
200
150
100
50
0
'98
'99
'00
'01
'02
Liquid Ratio
流動比率
Fixed Assets/Stockholders' Equity 固定比率

March 31	1998	1999	2000	2001	2002
Stockholders' Equity/Total Assets(%) 株主資本比率（%）	58.8	63.4	62.9	57.6	49.1
Liquid Ratio(%) 流動比率（%）	171.9	206.2	230.8	195.0	157.5
Fixed Assets/Stockholders' Equity(%) 固定比率（%）	89.3	87.2	86.1	88.8	110.6


Return on Equity
株主資本利益率
(%)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'98
'99
'00
'01
'02
Return on Equity
株主資本利益率
Stockholders' Equity per Share (Left Scale)
一株当り株主資本（左メモリ）
Net Income per Share (Right Scale)
一株当り純利益（右メモリ）
(¥/円)
1,200
1,180
1,160
1,140
1,120
1,100
1,080
1,060
1,040
1,020
1,000
120
100
80
60
40
20
0
Stockholders' Equity per Share
一株当り株主資本
Net Income per Share
一株当り純利益

Years ended March 31	1998	1999	2000	2001	2002
Return on Equity(%) 株主資本利益率（%）	3.5	2.8	2.9	1.0	0.9
Stockholders' Equity per Share(¥) 一株当り株主資本（円）	1,136.6	1,151.1	1,188.6	1,182.0	1,066.6
Net Income per Share(¥) 一株当り純利益（円）	38.89	31.88	33.52	12.05	9.55


Capital Expenditures
設備投資額
(¥Million/百万円)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
'99
'00
'01
'01
'02
Depreciation
減価償却費
(¥Million/百万円)
21,000
20,000
19,000
18,000
17,000
16,000
15,000
'99
'00
'01
'01
'02

Years ended March 31	1998	1999	2000	2001	2002
Capital Expenditures(¥Million) 設備投資額 百万円)	34,062	47,705	16,923	30,558	64,432
(including Consolidated Subsidiaries) (うち連結子会社)	(2,456)	(9,107)	(6,896)	(9,028)	(8,983)
Depreciation(¥Million) 減価償却費 百万円)	17,856	17,545	20,326	19,731	20,882
(including Consolidated Subsidiaries) (うち連結子会社)	(339)	(319)	(3,495)	(4,496)	(4,584)

Consolidated Balance Sheets (¥Million)
貸借対照表（百万円）

March 31		1998	1999	2000	2001	2002
<Assets 資産の部>						
Current Assets	流動資産					
Cash & Time Deposits	現預金	140,671	132,671	142,790	176,494	150,118
Trade Notes & Accounts Receivable	受取手形・売掛金	53,220	48,067	56,247	62,873	65,875
Marketable Securities	有価証券	5,464	3,331		37	179
Inventories	棚卸資産	273,103	231,342	229,792	258,001	298,423
Other	その他の流動資産	9,851	10,289	22,584	25,513	29,983
Allowance for Doubtful Accounts	貸倒引当金	-2,049	-2,124	-2,150	-1,757	-1,765
Total Current Assets	流動資産合計	**480,262**	**423,578**	**449,266**	**521,163**	**542,814**
Fixed Assets	固定資産					
Tangible Fixed Assets	有形固定資産	346,542	365,502	376,488	383,853	426,630
Intangible Fixed Assets	無形固定資産	1,348	1,403	3,619	4,814	7,488
Investments & Other Assets	投資等	184,122	159,081	151,543	156,626	210,194
Total Fixed Assets	固定資産合計	**532,014**	**525,987**	**531,651**	**545,293**	**644,312**
Translation Adjustments	為替換算調整勘定	795	1,136	975		
Total Assets	資産合計	**1,013,072**	**950,701**	**981,893**	**1,066,457**	**1,187,127**
<Liabilities 負債の部>						
Current Liabilities	流動負債					
Trade Notes & Accounts Payable	支払手形・買掛金	112,812	89,152	91,157	149,802	174,773
Short-Term Bank Loans	短期借入金	38,315	30,000		2,000	55,000
Commercial Paper	コマーシャル・ペーパー	30,000				
Bonds Due within One Year	一年内償還社債	448			2,005	
Accrued Income Taxes	未払法人税・事業税	11,371	3,847	13,350	13,200	2,378
Other	その他の流動負債	86,501	82,434	90,164	100,272	112,573
Total Current Liabilities	流動負債合計	**279,449**	**205,434**	**194,672**	**267,280**	**344,725**
Long-Term Liabilities	固定負債					
Bonds	社債	2,450	2,450	2,090		2,000
Long-Term Bank Loans	長期借入金				1,000	
Other	その他の固定負債	135,541	139,510	144,198	160,855	234,048
Total Long-Term Liabilities	固定負債合計	**137,991**	**141,960**	**146,288**	**161,855**	**236,048**
Total Liabilities	負債合計	**417,441**	**347,394**	**340,961**	**429,135**	**580,773**
Minority Interests	少数株主持分	**200**	**245**	**23,510**	**23,454**	**23,915**
<Stockholders' Equity 資本の部>						
Common Stock of ¥50 par Value	資本金	108,781	108,781	108,781	108,781	110,120
Additional Paid-in Capital	資本準備金	122,041	122,041	122,041	122,041	147,755
Retained Earnings	連結剰余金	364,609	372,240	390,206	387,594	387,590
Land Revaluation surplus	土地再評価差額金					-59,909
Net unrealized loss on available-for-sale securities	その他有価証券評価差額					1,357
Treasury Stock-at Cost	自己株式・親会社株式	-1	-2	-3,607	-3,621	-3,667
Translation Adjustments	為替換算調整勘定				-927	-808
Total Stockholders' Equity	資本合計	**595,430**	**603,060**	**617,421**	**613,867**	**582,438**
Total Liabilities & Stockholders' Equity	負債・資本合計	**1,013,072**	**950,701**	**981,893**	**1,066,457**	**1,187,127**

Consolidated Statements of Income (¥Million)
損益計算書（百万円）

Years Ended March 31		1998	1999	2000	2001	2002
<Operating Income & Expenses 営業損益の部>						
Net Sales	売上高	1,069,789	896,005	951,072	1,016,236	1,197,924
Cost of Sales	売上原価	834,407	691,317	736,309	794,170	945,473
Selling,General & Administrative Expenses	販管費	193,076	164,472	167,266	177,776	206,419
Operating Income	営業利益	**42,305**	**40,215**	**47,497**	**44,289**	**46,031**
<Non-Operating Income & Expenses 営業外損益の部>						
Interest & Dividend Income	受取利息・配当金	2,511	2,001	910	796	568
Equity in earning of associated companies	持分法による投資利益		530	752	933	1,051
Interest Expenses	支払利息・社債利息	1,150	827	434	298	1,348
Ordinary Income	経常利益	**44,306**	**41,333**	**49,032**	**46,780**	**44,635**
Income before Taxes	税金等調整前当期純利益	**42,093**	**21,414**	**32,123**	**12,796**	**9,538**
Income Taxes	法人税等	22,125	4,652	14,014	5,731	3,720
Minority Income	少数株主利益	42	62	659	808	600
Equity in earning of associated companies	持分法投資損益	448				
Net Income	当期純利益	**20,373**	**16,699**	**17,450**	**6,256**	**5,216**

		1998	1999	2000	2001	2002
Net Income per Share (¥)	一株当り利益（円）	38.89	31.88	33.52	12.05	9.55
Cash Dividends per Share (¥)	一株当り配当金（円）	17.00	17.00	17.00	17.00	10.00
Pay-out Ratio (%)	配当性向（%）	43.7	53.3	50.7	141.1	104.7

		1998	1999	2000	2001	2002
Non-Operating Inc.& Exp.-Net	金融収支	1,361	1,174	476	497	-779
Number of Outstanding Shares (Thousands of share)	発行済株式数（千株）	523,893	523,893	519,441	519,340	546,054

Consolidated Statements of Sharehoiders'Equity(¥Million)
剰余金計算書 百万円)

	Outstanding number of shares of common stock (Thousands) 発行済株式総数(千株)	Common stock 資本金	Additional paid-in capital 資本準備金	Retained earnings 連結剰余金
Balance,March31,1997	**523,891**	**108,780**	**122,039**	**353,338**
Net income 当期純利益				20,373
Cash dividends,¥17.0per share 株主配当金				(8,906)
Bonuses to directors and corporate auditors 役員賞与金				(196)
Shares issued on conversion of convertible bonds 転換社債の株式転換	1	1	1	
Balance,March31,1998	**523,893**	**108,781**	**122,041**	**364,609**
Net income 当期純利益				16,699
Cash dividends,¥17.0per share 株主配当金				(8,906)
Bonuses to directors and corporate auditors 役員賞与金				(161)
O ther その他				
Balance,March31,1999	**523,893**	**108,781**	**122,041**	**372,240**
Net income 当期純利益				17,450
Cash dividends,¥17.0per share 株主配当金				(8,867)
Bonuses to directors and corporate auditors 役員賞与金				(54)
O ther その他				9,437
Balance,March31,2000	**519,441**	**108,781**	**122,041**	**390,206**
Net income 当期純利益				6,256
Cash dividends,¥17.0per share 株主配当金				(8,830)
Bonuses to directors and corporate auditors 役員賞与金				(37)
O ther その他				
Balance,March31,2001	**519,340**	**108,781**	**122,041**	**387,594**
Net income 当期純利益				5,216
Cash dividends,¥17.0per share 株主配当金				(8,828)
Bonuses to directors and corporate auditors 役員賞与金				(54)
O ther その他				3,663
Balance,March31,2002	**546,054**	**110,120**	**147,755**	**387,590**

FINANCIAL FACT BOOK

単独 (NON-CONSOLIDATED)

Net Sales (Left Scale)
売上高（左メモリ）
Operating Income・Ordinary Income・Net Income (Right Scale)
営業利益・経常利益・税引利益（右メモリ）


(¥Million/百万円)
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
(¥Million/百万円)
120,000
100,000
80,000
60,000
40,000
20,000
'98
'99
'00
'01
'02
Net Sales
売上高
Net Income
税引利益
Ordinary Income
経常利益
Operating Income
営業利益

Years ended March 31	1998	1999	2000	2001	2002
Net Sales (¥ Million) 売上高（百万円）	1,047,150	871,637	871,892	917,355	1,081,079
Operating Income (¥ Million) 営業利益（百万円）	42,493	39,563	41,365	38,096	38,711
Ordinary Income (¥ Million) 経常利益（百万円）	45,482	41,590	42,921	40,103	36,604
Net Income (¥ Million) 税引利益（百万円）	22,235	3,421	14,696	4,038	1,027

Sales by Segment−Changes in Sales Mix
部門別売上高


'02
'01
'00
'99
'98
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Single-family houses 戸建
Multi-family houses 集合
Stores 流通店舗
Office buildings,factories 鋼管構造 建築
Real estate 不動産
Others- その他

Years ended March 31		1998	1999	2000	2001	2002
Single-family houses	戸建	357,692	304,430	327,049	300,757	281,491
Multi-family houses	集合	215,276	186,128	185,848	175,666	193,471
Stores	流通店舗	136,452	113,663	110,491	129,688	128,499
Office buildings,factories	鋼管構造 建築	141,804	97,534	85,806	91,494	98,748
Real estate	不動産	121,794	94,182	86,224	134,335	283,819
Others-	その他	74,132	75,699	76,473	85,415	95,052
(including Resort hotels)	うち観光)	(41,708)	(39,627)	(37,308)	(43,485)	(49,589)
Total	合計	**1,047,150**	**871,637**	**871,892**	**917,355**	**1,081,079**

Gross Profit Ratio by Segment
部門別売上総利益率


35
30
25
20
15
10
5
0
'98
'99
'00
'01
'02
Single-family houses
戸建
Multi-family houses
集合
Stores
流通店舗
Office buildings,factories
鋼管構造 建築
Real estate
不動産
Others-
その他

Years ended March 31		1998	1999	2000	2001	2002
Single-family houses	戸建	26.1	26.0	25.9	25.1	24.3
Multi-family houses	集合	25.0	25.8	24.6	24.5	24.0
Stores	流通店舗	21.6	22.2	20.7	20.5	21.9
Office buildings,factories	鋼管構造 建築	14.1	17.1	14.0	13.8	12.8
Real estate	不動産	11.2	10.7	11.2	16.2	14.6
Others	その他	33.0	30.2	28.2	28.0	29.5
Total	合計	22.4	23.2	22.5	22.2	20.8

ANALYSIS OF FINANCIAL POSITION 財政状態

Stockholders' Equity/ Total Assets
株主資本比率


(%)
80
70
60
50
40
30
20
10
0
'98
'99
'00
'01
'02
Stockholders' Equity/Total Assets
株主資本比率
(%)
300
250
200
150
100
50
0
Liquid Ratio
流動比率
Fixed Assets/Stockholders' Equity
固定比率

March 31	1998	1999	2000	2001	2002
Stockholders' Equity/Total Assets(%) 株主資本比率(%)	59.9	64.6	67.3	62.2	54.2
Liquid Ratio(%) 流動比率(%)	170.3	203.4	231.2	192.5	152.5
Fixed Assets/Stockholders' Equity(%) 固定比率(%)	87.1	84.1	80.8	82.2	99.8


Return on Equity
株主資本税引利益率
4.0 (%)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'98
'99
'00
'01
'02
Return on Equity
株主資本税引利益率
(¥/円)
1,160
1,140
1,120
1,100
1,080
1,060
1,040
1,020
1,000
980
(¥/円)
120
100
80
60
40
20
0
Stockholders' Equity per Share
一株当り株主資本
Net Income per Share
一株当り利益

Years ended March 31	1998	1999	2000	2001	2002
Return on Equity(%) 株主資本税引利益率（%）	3.8	0.6	2.5	0.7	0.2
Stockholders' Equity per Share(¥) 一株当り株主資本（円）	1,126.5	1,115.7	1,137.4	1,128.1	1,036.7
Net Income per Share(¥) 一株当り利益（円）	42.44	6.53	28.05	7.71	1.87

Non-Consolidated Balance Sheets (¥Million)
貸借対照表（百万円）

March 31		1998	1999	2000	2001	2002
<Assets 資産の部>						
Current Assets	流動資産					
Cash & Time Deposits	現預金	133,605	120,921	114,132	148,383	121,275
Trade Notes & Accounts Receivable	受取手形・売掛金	53,028	49,648	46,361	49,947	57,707
Marketable Securities	有価証券	5,464	3,332			
Inventories	棚卸資産	271,282	230,683	224,005	247,325	281,968
Other	その他の流動資産	9,519	11,189	20,710	21,123	24,599
Allowance for Doubtful Accounts	貸倒引当金	-2,048	-2,430	-2,059	-1,647	-1,699
Total Current Assets	流動資産合計	**470,852**	**413,343**	**403,151**	**465,130**	**483,851**
Fixed Assets	固定資産					
Tangible Fixed Assets	有形固定資産	344,954	364,591	355,809	361,109	391,127
Intangible Fixed Assets	無形固定資産	1,265	1,233	3,154	4,125	6,337
Investments & Other Assets	投資等	167,586	125,717	122,641	120,291	171,998
Total Fixed Assets	固定資産合計	**513,805**	**491,543**	**481,605**	**485,526**	**569,462**
Deferred Assets	繰延資産					
Total Assets	資産合計	**984,658**	**904,887**	**884,757**	**950,657**	**1,053,314**
<Liabilities 負債の部>						
Current Liabilities	流動負債					
Trade Notes & Accounts Payable	支払手形・買掛金	112,470	88,435	80,001	139,288	164,203
Short-Term Bank Loans	短期借入金	38,315	30,000			52,000
Commercial Paper	ｺﾏｰｼｬﾙﾍﾟｰﾊﾟｰ	30,000				
Bonds Due within One Year	一年内償還社債	448			2,005	
Accrued Expenses	未払費用	6,398	4,427	6,018	7,566	5,763
Accrued Income Taxes	未払法人税・事業税	11,033	3,442	12,092	10,113	
Other	その他の流動負債	77,741	76,918	76,283	82,613	95,328
Total Current Liabilities	流動負債合計	**276,407**	**203,223**	**174,395**	**241,587**	**317,294**
Long-Term Liabilities	固定負債					
Bonds	社債	2,450	2,450	2,090		
Other	その他の固定負債	115,657	114,705	112,410	118,076	165,164
Total Long-Term Liabilities	固定負債合計	**118,107**	**117,155**	**114,500**	**118,076**	**165,164**
Total Liabilities	負債合計	**394,514**	**320,378**	**288,895**	**359,664**	**482,459**
<Stockholders' Equity 資本の部>						
Common Stock	資本金	108,781	108,781	108,781	108,781	110,120
Legal Reserve	法定準備金	134,741	135,651	136,551	137,451	165,445
Retained Earnings	剰余金	346,620	340,075	350,528	344,760	354,739
Land Revaluation surplus	土地再評価差額金					-60,929
Net unrealized loss on available-for-sale securities	その他の有価証券評価差額金					1,521
Treasury stock	自己株式					-42
Total Stockholders' Equity	資本合計	**590,143**	**584,508**	**595,861**	**590,993**	**570,855**
Total Liabilities & Stockholders' Equity	負債・資本合計	**984,658**	**904,887**	**884,757**	**950,657**	**1,053,314**

Non-Consolidated Statements of Income (¥Million)
損益計算書 (百万円)

Years Ended March 31		1998	1999	2000	2001	2002
<Operating Income & Expenses 営業損益の部>						
Net Sales	売上高	1,047,150	871,637	871,892	917,355	1,081,079
Cost of Sales	売上原価	812,181	669,660	675,526	713,878	855,807
Selling,General & Administrative Expenses	販管費	192,475	162,412	155,000	165,380	186,560
Operating Income	営業利益	**42,493**	**39,563**	**41,365**	**38,096**	**38,711**
<Non-Operating Income & Expenses 営業外損益の部>						
Interest & Dividend Income	受取利息・配当金	3,265	2,814	1,583	1,498	1,288
Interest Expenses	支払利息・社債利息	1,112	802	376	253	1,269
Ordinary Income	経常利益	**45,482**	**41,590**	**42,921**	**40,103**	**36,604**
Income before Taxes	税引前当期利益	**43,735**	**7,221**	**26,231**	**8,022**	**3,286**
Income Taxes	法人税等	21,500	3,800	11,534	3,984	2,258
Net Income	税引利益	**22,235**	**3,421**	**14,696**	**4,038**	**1,027**

		1998	1999	2000	2001	2002
Net Income per Share (¥)	一株当り利益 (円)	42.44	6.53	28.05	7.71	1.87
Cash Dividends per Share (¥)	一株当り配当金 (円)	17.00	17.00	17.00	17.00	10.00
Pay-out Ratio (%)	配当性向 (%)	40.1	260.3	60.6	220.5	535.8

		1998	1999	2000	2001	2002
Non-Operating Inc.& Exp.-Net	金融収支	2,144	1,863	1,206	1,245	18
Number of Outstanding Shares (Thousands of share)	発行済株式数 (千株)	523,893	523,893	523,893	523,893	550,610
Number of Employees	従業員数 (人)	12,933	12,387	12,003	11,137	12,299

NON－CONSOLIDATED
大和ハウス工業株式会社
DAIWA HOUSE INDUSTRY CO.,LTD.

参考資料》 ─ REFERENCE MATERIALS

部門別受注高 ·売上高の状況 ─ Order Received by Segment ,Sales by Segment

受注高 ─ Order Received

単位 戸-Unit, 億円-¥100Millions, %)

部門		前期('00.4.1～01.3.31) Fiscal 2000		当期('01.4.1～02.3.31) Fiscal 2001		前年同期比 Growth rate(%)		次期予想('02.4.1～03.3.31) Fiscal 2002 Estimation 上期		下期		通期		前年同期比 Growth rate(%)	
		戸数-Unit	金額	戸数-Unit	金額	戸数	金額	戸数-Unit	金額	戸数-Unit	金額	戸数-Unit	金額	戸数	金額
建築請負 ─ Construction	戸建住宅 ─ Single-family houses	10,561	2,729	10,183	2,720	-3.6	-0.3	4,900	1,310	5,000	1,320	9,900	2,630	-2.8	-3.3
	集合住宅 ─ Multi-family houses	19,835	1,715	23,222	2,014	17.1	17.4	11,500	1,000	11,600	1,010	23,100	2,010	-0.5	-0.2
	流通店舗 ─ Stores		1,307		1,253		-4.2		610		640		1,250		-0.3
	鋼管建築 ─ Office buildings,factories		971		900		-7.4		430		470		900		0.0
	小計 ─ Sub-total	30,396	6,724	33,405	6,888	9.9	2.4	16,400	3,350	16,600	3,440	33,000	6,790	-1.2	-1.4
不動産 ─ Real estate	分譲住宅 ─ Single-family houses for sale	2,016	435	3,149	666	56.2	53.2	1,500	320	1,500	310	3,000	630	-4.7	-5.5
	マンション ─ Condominiums for sale	1,409	248	3,864	794	174.2	219.8	2,000	410	2,000	410	4,000	820	3.5	3.1
	都市開発 ─ Land		724		1,235		70.7		570		580		1,150		-6.9
	その他 ─ Others		49		84		71.9		40		40		80		-5.7
	小計 ─ Sub-total	3,425	1,457	7,013	2,782	104.8	90.9	3,500	1,340	3,500	1,340	7,000	2,680	-0.2	-3.7
観光 ─ Resort hotels			434		495		14.0		270		270		540		8.9
ホームセンター ─ Home center			419		454		8.4		240		250		490		7.8
合計 ─ Total		33,821	9,035	40,418	10,620	19.5	17.5	19,900	5,200	20,100	5,300	40,000	10,500	-1.0	-1.1

売上高 ─ Sales

単位 戸-Unit, 億円-¥100Millions, %)

部門		前期('00.4.1～01.3.31) Fiscal 2000		当期('00.4.1～02.3.31) Fiscal 2001		前年同期比 Growth rate(%)		次期予想('02.4.1～03.3.31) Fiscal 2002 Estimation 上期		下期		通期		前年同期比 Growth rate(%)	
		戸数-Unit	金額	戸数-Unit	金額	戸数	金額	戸数-Unit	金額	戸数-Unit	金額	戸数-Unit	金額	戸数	金額
建築請負 ─ Construction	戸建住宅 ─ Single-family houses	11,736	3,007	10,563	2,814	-10.0	-6.4	4,900	1,310	4,900	1,310	9,800	2,620	-7.2	-6.9
	集合住宅 ─ Multi-family houses	20,490	1,756	22,416	1,934	9.4	10.1	11,600	1,010	11,500	1,000	23,100	2,010	3.1	3.9
	流通店舗 ─ Stores		1,296		1,284		-0.9		590		610		1,200		-6.6
	鋼管建築 ─ Office buildings,factories		914		987		7.9		410		430		840		-14.9
	小計 ─ Sub-total	32,226	6,976	32,979	7,022	2.3	0.7	16,500	3,320	16,400	3,350	32,900	6,670	-0.2	-5.0
不動産 ─ Real estate	分譲住宅 ─ Single-family houses for sale	1,969	424	3,162	669	60.6	57.6	1,500	330	1,500	310	3,000	640	-5.1	-4.4
	マンション ─ Condominiums for sale	1,009	178	4,143	838	310.6	370.3	1,800	360	2,000	410	3,800	770	-8.3	-8.2
	都市開発 ─ Land		691		1,245		80.2		540		570		1,110		-10.9
	その他 ─ Others		49		85		72.5		40		40		80		-6.3
	小計 ─ Sub-total	2,978	1,343	7,305	2,838	145.3	111.3	3,300	1,270	3,500	1,330	6,800	2,600	-6.9	-8.4
観光 ─ Resort hotels			434		495		14.0		270		270		540		8.9
ホームセンター ─ Home center			419		454		8.4		240		250		490		7.8
合計 ─ Total		35,204	9,173	40,284	10,810	14.4	17.8	19,800	5,100	19,900	5,200	39,700	10,300	-1.4	-4.7

(注)億円未満は切り捨てて表示しております

(NOTE) AMOUNTS LESS THAN TEN MILLION HAVE BEEN ELIMINATED FROM PRESENTATION

Daiwa House™
group

2002 ANNUAL REPORT

DAIWA HOUSE INDUSTRY CO., LTD.


A New Story Begins

Contents

Forward-looking statements:
Statements contained in this report concerning plans, predictions, and strategies to improve future performance ("forward-looking statements") are based on information currently available to the Company's management, and inevitably involve a certain element of risk and uncertainty.

Sales statements on a segmental basis:
In this report, net sales for each segment are calculated by adding intra-segment sales and exchanges to ordinary external net sales.

～日本の市場はいま～

Introduction — *Housing in Japan today*

During the term ended March 31, 2002, the Japanese economy remained in recession as the country saw the greatest negative growth since 1980, at 1.3%[*1], and the worst unemployment rate for several decades, at 5.2%[*2].

The housing industry, of which most Daiwa House group companies are members, saw a scaling-down of activity due to sluggish consumer spending and private capital investment, and continued declines in the number of workers in the industry and the number of companies in the industry. The housing market is greatly influenced by the employment and income environments. During the term under review, a significant proportion of financial assets were invested in the purchase of rental apartment buildings, due to the new limitations put on insurance coverage of bank time deposits, and the supply of condominiums continued to increase due to falling land prices. Despite these increases, the number of housing starts on the whole fell to 1,173,000[*3], a further decline from the previous year. Construction of individually ordered single-family houses fell sharply, to 377,000 for the term, the first time in the 36 years since fiscal 1965 that this figure had gone below 400,000 houses annually. This decline, of 13.9% compared to the previous year, dealt a grave blow to the housing industry.

Amid these conditions, the Daiwa House Group managed to secure increased revenues and earnings on a consolidated basis, registering net sales of ¥1,197.9 billion (US$9,006.9 million) and operating income of ¥46.0 billion (US$346.0 million). See the inside of our annual report for *further details on performance in this and other operational segments.*

*1: "Quarterly GDP Estimates," Economic and Social Research Institute, Cabinet Office, Government of Japan
*2: "2001 Labor Force Survey," Statistics Bureau & Statistics Center, Ministry of Public Management, Home Affairs, Posts and Telecommunications
*3: "Housing Starts Survey," Ministry of Land, Infrastructure, and Transport

縮小する日本の建設業界
Japanese construction industry

Nominal private housing investment
(Billions of yen)
24,000
12,000
0
Number of firms
(Thousand)
1,000
500
0
(Not released)
97
98
99
00
01

Group results summary

As of March 31, 2002

Principal achievements

売上高

Sales

17.9% up

This strong sales growth cannot be attributed solely to the merger.

営業利益

Operating income

3.9% up

The group recorded the largest growth in operating income among the leading house builders.

営業キャッシュフロー

Net cash provided by operating activities

35.8% up

A significant increase among all industries' averages.

The Company maintained a healthy equity ratio of **49.1%** despite a reduction in equity resulting from a revaluation of land assets.

Interest-bearing debt was reduced by **58.4%** *compared with the immediate post-merger figure.*

The Company has high interest-paying capability and an interest coverage ratio of **34.6** times.

Positive factors in fiscal 2001

Residential Housing Trends

- ✔ The government submitted to the Diet a bill to facilitate condominium rebuilding.
- ✔ The nontaxable limit on monetary gifts to children for purchase of residences was raised.

Daiwa House

- ✔ Daiwa House merged with Daiwa Danchi in April 2001, allowing further improvement in management and investment efficiency.
- ✔ The term of office of directors was reduced to one year to clarify management responsibilities and link compensation more closely to performance.

Negative factors in fiscal 2001

Residential Housing Trends

- ✔ New housing starts declined 3.3% year-on-year.
- ✔ The Housing Loan Corporation raised its basic mortgage rate. After raising its basic mortgage rate, the government decided to privatize the Housing Loan Corporation.

Daiwa House

- ✔ Sales of single-family houses fell 12%.
- ✔ Resort hotels operations posted a consecutive operating loss, but this was an improvement of 26.8% over fiscal 2000.

Consolidated financial highlights

Daiwa House Industry Co., Ltd. and Subsidiaries Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales	¥1,197,925	¥1,016,237	¥951,073	$9,006,955
Net income	5,217	6,256	17,450	39,225
Per share of common stock (in yen and dollars):				
Net income	9.55	12.05	33.52	0.07
Diluted net income			33.50	
Shareholders' equity	1,066.63	1,182.01	1,188.63	8.02
Cash dividends applicable to the year	10.00	17.00	17.00	0.08
Total assets	1,187,127	1,066,457	981,893	8,925,767
Shareholders' equity	582,438	613,867	617,421	4,379,233
Return on equity (%)	0.85	1.02	2.86	

Note: The U.S. dollar amounts represent translations of Japanese yen for convenience only at the approximate exchange rate on March 31, 2002 of ¥133=U.S.$1.

売上高
Net sales
(Billions of yen)
1,200
900
600
300
0
98 99 00 01 02
当期純利益
Net income
(Billions of yen)
20
15
10
5
0
98 99 00 01 02
株主資本
Shareholders' equity
(Billions of yen)
800
600
400
200
0
98 99 00 01 02
株主資本利益率
Return on equity
(%)
4
3
2
1
0
98 99 00 01 02

Investor information

As of March 31, 2002

Common stock	¥110,120 million (US$827,970 thousand)
Employees (consolidated)	18,457
Shares	Authorized 1,900,000,000
	Issued and outstanding 550,664,416
	Number of shareholders 35,074

株式分布状況

Ratio of shareholding by scale



	(Thousands of shares)	(%)
1 million or more	414,724	75.31
100 thousand or more	76,019	13.80
10 thousand or more	20,709	3.76
5 thousand or more	8,294	1.51
2 thousand or more	15,799	2.87
1 thousand or more	12,226	2.22
Less than 1 thousand	2,893	0.53

Principal shareholders



	(Thousands of shares)
UFJ Bank, Limited	27,532
Sumitomo Mitsui Banking Corporation	27,532
The Fuji Bank, Limited*	25,224
Euroclear Bank S.A./N.V.	22,378
The Mitsubishi Trust and Banking Corporation (trust account)	19,961
Japan Trustee Services Bank, Limited (trust account)	17,613
Nippon Life Insurance Company	15,877
The Chuo Mitsui Trust and Banking Company, Limited	15,817
The Dai-ichi Mutual Life Insurance Company	15,807
The Chase Manhattan Bank, N.A., London	11,335

*Note: The Fuji Bank, Limited, The Dai-Ichi Kangyo Bank, Limited, and The Industrial Bank of Japan, Limited have been consolidated and reorganized into Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. under Mizuho Holdings, Inc.

配当性向の推移

Dividend payout ratio



(%)
600
450
300
150
0
Daiwa House
Price average for all listed companies (Topix) (except financial companies & insurance companies)
98
99
00
01
02
(Not released)

Source: National Conference of Stock Exchanges

外国人持ち株比率

Foreign shareholding ratio

Overseas individuals and corporations	24.74%
Domestic corporations	62.84%
Domestic individuals and others	12.42%

Average for foreign shareholding ratio among all domestic listed companies: 18.8%

Source: National Conference of Stock Exchanges

Europe 72.1% | USA 22.9% | Asia (excluding Japan) 2.8% | Others 2.2%

日本の株価と大和ハウス工業の株価・出来高推移

Daiwa House's share prices and trading volumes on the Tokyo Stock Exchange



Daiwa House share prices (right scales)
Tokyo stock price indexes and averages (right scale)
(Points/¥)
2,000
1,500
1,000
500
0
(Thousands of shares)
80,000
60,000
40,000
20,000
0
Daiwa House trading volumes
97
98
99
00
01
02

Daiwa House Industry Co., Ltd.
Head office
3-3-5 Umeda, Kita-ku, Osaka 530-8241
Phone: +81-6-6342-1400 Fax: +81-6-6342-1419

Contact
Should you have any inquiries or need further information, please contact us at the numbers below.
Daiwa House
Financial Affairs Department
Phone: +81-6-6342-1400 Fax: +81-6-6342-1419

Daiwa House Homepage
Daiwa House offers information on its latest corporate performance, annual report etc. on our homepage.
Japanese site: http://www.daiwahouse.co.jp
English site: http://www.daiwahouse.co.jp/tops/top0_english.html

Term-end
March 31 every year

Ordinary general meeting of shareholders
Held in Osaka at the end of June, which is within 3 months of the date of settlement of accounts for each year

Transfer agent
The Chuo Mitsui Trust & Banking Co., Ltd.
3-33-1 Shiba, Minato-ku, Tokyo

Securities traded
Tokyo, Osaka, Nagoya, Sapporo, and Fukuoka Stock Exchanges

Dear shareholders



Nobuo Ishibashi
Senior Adviser



Takeo Higuchi
President

Aiming for No.1

「スピードと透明性の高い経営」へ。大和ハウス工業は大和団地との合併を機に、役員任期の短縮、管理職の半減、さらにコンプライアンスとリスク管理体制の強化など、将来の発展のための改革を強力に推し進めました。同時に、財務体質強化と資本効率の改善を目的として、分譲土地等を積極的に販売し、有利子負債八〇一億円を圧縮したほか、土地再評価法による事業用土地の再評価を実施し、五九九億円の再評価差額金を計上しました。

The Daiwa House Group is comprised of the parent company, Daiwa House Industry Co., Ltd. in addition to 40 domestic and 9 overseas subsidiaries which are primarily involved in the construction of housing, including single-family houses, rental apartment buildings, and condominiums, as well as other businesses such as commercial buildings construction, home center operations and resort operations.

In April 2001, after our merger with our equity-method affiliate Daiwa Danchi Co., Ltd., we renewed our fundamental commitment to "speed and truthfulness" in management and laid the foundations of future growth by shortening the terms of directors with performance-linked evaluations, halving the number of management positions, and strengthening our compliance and risk management systems.

With the aim of strengthening our financial position and improving our capital efficiency, we carried out active marketing of housing development lots, and were able to pay off ¥80.1 billion of our interest-bearing debts. We also used standard methods to revaluate our land for business use and posted a revaluation margin of ¥59.9 billion.

As a result of the above, the Company posted a 17.9% increase in net sales over the previous year to ¥1,197.9 billion (US$9,006.9 million) on a consolidated basis. Operating income rose 3.9% to ¥46.0 billion and net cash from operating activities showed a 35.8% increase to ¥87.0 billion (US$654.2 million). Net income, however, declined 16.6% to ¥5.2 billion (US$39.2 million). After giving consideration to the importance of providing dividends to shareholders and calculating the balance of internal reserves necessary to carry out future development and strengthen our business base, the Company declared an annual dividend of ¥10 (US$0.08) per share, a drop of ¥7 per share from the previous year.

We will continue to expand our sales and increase our profits to become an outstanding and competitive corporate group. We look forward to the continued support and assistance of all our shareholders.

Nobuo Ishibashi
Senior Adviser

Takeo Higuchi
President

Message from the president

住宅フロー市場は、一九八七年度の年間百七十三万戸をピークに二〇一〇年過ぎには約八十八万戸に縮小すると予想されています。現在、当社のシェアは業界第二位（三・四%）ですが、戸建住宅建築の約四分の三を地元の中小工務店が占める現状を考えると、成長の余地は十分に残されています。一方、ストック市場ではリフォーム・増改築などの需要が年々、拡大しています。私たちは、新しい住環境総合提案グループとして両市場でのさらなる躍進をめざします。



The "NEW" Daiwa House starts

New corporate value, New Daiwa House group

The Daiwa House group corporate vision is to add value to our high-quality, customer-focused services by improving our understanding of the present and future needs of the housing market.

To gain an understanding of our current position in the market, let us first look at the market for newly-built housing. This market peaked at 1.73 million housing units in fiscal 1987, then fell to 1.17 million*1 units in fiscal 2001, and is expected to shrink to as little as 880,000*2 units from 2010. However, approximately 75% of all single-family houses — mostly of wooden construction — are built by small and medium-sized constructors. Daiwa House sold a little over 40,000 houses, rental apartments, and condominiums in fiscal 2001. The Company is second in the prefabricated housing industry, but its share of the housing market as a whole is only 3.4%*3. These statistics highlight the attractiveness of this market and give an idea of the enormous growth potential for Daiwa House.

We aim to become number one in the industry, with a 10% market share, by enhancing our proprietary technologies, reaffirming our focus on service to the local community, and bolstering our expertise in the three areas of product development capability, marketing capability, and quality of service.

Next, let us take a look at the market for renovation and reconstruction. In 1998, there was a supply of 50.25 million housing units*4 nationwide, which is more than the total number of households, and this is another extremely appealing market for the Daiwa House group, which has already sold over 1 million housing units, including 447,000 single-family houses. Daiwa House aims to reinforce its capabilities in the area of housing aftercare.

We will work hard to make Daiwa House a corporate group that understands the significance of the changes in the markets for new housing and for renovation and reconstruction, makes the connections between customers' lifestyles and housing needs in order to offer new living environments, and excels in competitiveness and earning power.

*1: "Statistics on Housing Starts," Ministry of Land, Infrastructure, and Transport
*2: Research Institute of Construction and Economy
*3: This figure represents the number of housing units sold by Daiwa House in fiscal 2001 divided by the number of housing construction starts in fiscal 2001.
*4: "1998 Housing and Land Statistical Survey," Statistics Bureau & Statistics Center, Ministry of Public Management, Home Affairs, Posts and Telecommunications

日本の新築住宅フロー市場と大和ハウス工業の年間販売実績・ストック戸数
Net new housing starts in Japan: past & future



(Ten thousand of units)
Housing market growth period
Transitional period
New housing starts in Japan on a calendar basis
Estimates of future trends in new housing starts (Research Institute of Construction and Economy)
Aggregate housing sales by Daiwa House: 1,033,015
Rental apartment buildings
Condominiums
Single-family houses
New housing starts by Daiwa House
200
175
150
125
100
75
50
25
0
1970
1980
1990
2000
2010

Source: "Statistical Survey of Construction Starts," Ministry of Land, Infrastructure and Transport

Message from the president



日本の建設・不動産業界は、他産業と比べ株主資本比率が低く、借入金依存度の高さが目立ちます。私たちは、強靭な財務基盤を構築するため、無借金、キャッシュフロー経営を重視した独自の財務戦略を展開しています。二〇〇二年度に大和ハウス単体の借入金ゼロを目標とし、また地価下落リスクの回避と資産回転率の向上をはかります。高収益体質の確立に向けコスト削減を徹底し、全ての利害関係者のご期待に応える業界のベストカンパニーをめざします。

Corporate management based on relationships of trust and respect with stakeholders

The majority of Japanese companies were significantly weakened by over-employment and the excessive capital investments and liabilities of the bubble period, and despite repeated economic measures, have yet to recover a sufficient degree of competitiveness. Over the past few years, companies have made efforts to restructure their assets by selling off idle assets and laying off employees. The most recent Bank of Japan *Tankan* (June 2002) states that there has been an improvement in business sentiment among the major companies, but this does not mean a return to stable growth. The construction and real estate industries have a lower equity ratio than the all-industry average, and the real estate industry in particular stands out because of its high degree of reliance on loans.*

Under these circumstances, our aim is to build a strong financial base, which is essential for further growth, and develop a sound financial strategy. By putting into place as early as possible a corporate structure that can maintain high earnings without being unduly affected by market conditions, we will be able to achieve debt-free, successful cash flow management.

Our relative balance of interest-bearing debts is an important factor in judging the soundness of our corporate management in the future of the industry. Daiwa House will repay its loans, amounting to ¥52 billion on a non-consolidated basis, during fiscal 2002. Following this, we hope to achieve debt-free operations for the group as a whole.

For 11 consecutive years Japan has witnessed declines in its publicly assessed land values, which show no signs of leveling off any time soon. Because of the risks involved in falling land prices, we must take measured steps to avoid this risk and improve asset turnover ratios. By shifting to biannual turnovers for land for single-family housing and switching to small and medium-scale condominium buildings holding 200 or fewer housing units, we will be able to increase our inventory asset turnover ratio from the current 1.3 to 2.0 annually.

Establishing a high earnings structure is of as much financial importance as expanding sales. With the aim of further reducing cost, we plan to cut the number of model homes nationwide (currently 370) by about 30%. We also hope to effect a ¥3 billion reduction in expenses by fiscal 2005 by outsourcing back office operations to our subsidiary in Dalian, China. Also, by lowering the unit costs of raw materials, reducing and sharing the volume of parts and components, and shortening construction periods, we will reduce cost prices by 7 to 8 billion yen annually.

Through these financial measures, we aim to maximize shareholder value and achieve an ROE of 6-7% on a consolidated basis in fiscal 2004. Finally, we aim to become the best company in the housing industry through continual efforts to contribute to the betterment of society that meet the expectations of our shareholders, our over-1 million customer households, our 18,000 Group employees, and all our stakeholders.

* "Annual Japanese Company Report," former Industrial Policy Bureau, Ministry of International Trade and Industry (MITI), "Monthly Finance Review," Ministry of Finance

株主資本比率

Equity ratio


(%)
80
60
40
20
0
Daiwa House
All listed companies (except financial companies & insurance companies)
(Not released)
98
99
00
01
02

Source: National Conference of Stock Exchanges

長短借入金の推移

Balances of interest-bearing loans



160
120
80
40
0
Daiwa House*
All industries*
(Not released)
98
99
00
01
02
03
(Target)

*All figures based on 1998 as a point of comparison, at 100.
Source: "Statistical Survey of Japanese Companies," Ministry of Finance

フリーキャッシュフローの推移

Free cash flows*

(Billions of yen)

	98	99	00	01	02
Daiwa House					

Axis: 0, 15, 30, 45, 60

*Free cash flows = Cash flow from operating activities + Cash flow from investing activities

11 年連続で下落を続ける日本の地価

Urban land price index


120
90
60
30
0
Nationwide total average*
Commercial land average*
6 major cities average*
'80
'90
'00

*All figures based on 1990 as a point of comparison, at 100. Yearly indexes are taken from the figures at the end of March every year.
Source: "Urban Land Price Index," Japan Real Estate Institute

Message from the president



近い将来、住宅やマンションは住む人の多様なニーズに合わせ、様々に価値を変え、住み継がれていく社会資産となるでしょう。私たちは、人と住まい、人と暮らしの関係を見つめ直し、"生活価値"という視点から、住まいを核とするグループ事業のリエンジニアリングを進めています。住まいと暮らしを結ぶバリューチェーンを構築し、事業の選択と集中をはかりながら、日本の住宅産業に新しい価値、新しいビジョンを提案していきます。


Housing
Group domain
Resort hotels

Creating new living environments, linking lifestyles and housing needs

Since our founding in 1955, we have been building homes, enriching communities, and supporting customers' housing needs. As a pioneer in the prefabricated housing business, Daiwa House has always understood the needs of its customers, and in this past half-century of growth, we have worked earnestly to expand our mainstay housing sector business.

In Japan today, more weight is being put on the market for renovations, reconstructions, and housing aftercare and lifestyle support services than on the construction of new housing. From now on, housing will become important *not simply as a place* to live, but also as a valuable form of asset that can be handed down from one generation to the next. With the arrival of greater longevity and diversity in lifestyles, people's daily lives are changing as never before.

It is important today to take another look at the relationship between our lifestyles and our housing. *We will redesign* our housing business to reflect these new "lifestyle values," and by integrating lifestyles and housing, we hope to provide the Japanese housing industry with a new vision. To accomplish this, we will focus our attention on customers' needs and concentrate on the most promising of businesses in the two fields of "housing businesses," which include our mainstay housing construction as well as materials procurement, parts production, housing production, sales, and overall project execution, and "lifestyle businesses," including moving services, insurance agencies, interior design, building management, renovations, reconstruction, leasing, and real estate agencies and so on. We aim to become a comprehensive supplier of living environment services and improve the speed and efficiency of our management by integrating the businesses in our group.



On the marketing side, we will maintain our policy of putting our customers first, focus on local customer needs and enhance our development, marketing and aftercare service systems in order to respond speedily to local needs. In the newly constructed housing market, we will provide individual customers with an optimal living environment by putting effort into the development of products that reflect local climate, topography and features, and by offering comprehensive marketing and services that no local homebuilder can offer.

In the home rebuilding and renovation market, we will respond to the diversifying needs of the home-buying public, resulting from changing lifestyles, by widening our lineup of renovation and home expansion services. In this way, we will play an invaluable role in enhancing the value of our customers' assets.

We will continue to promote business alliances in our six core business segments of residential construction, rental apartment operations, condominium operations, commercial construction, home center operations, and resort facility operations, and work to achieve net sales of ¥1,300 billion in fiscal 2004 and ¥2,000 billion in fiscal 2010, on a consolidated basis.

Signed

Takeo Higuchi
President



- Sale of houses and buildings
- Logistics services
- Building construction
- Materials procurement
- Construction materials production

Construction services

Aiming to become a comprehensive housing-related group centered on construction and lifestyle services

Lifestyle services

- Operating hot springs leisure facilities
- Operating home centers
- Renovation work
- Real estate leasing
- Building reconstruction work
- Maintenance work
- Moving services
- Operating the facilities for the elderly
- Operating golf courses
- Operating resort hotels
- Travel agency services
- Car leasing services
- Buying and selling real estate
- Building management
- Sale of interior goods
- Sale of furniture

Corporate management

As of June 27, 2002

Board of directors and corporate auditors















Nobuo Ishibashi*
Senior Adviser

Takeo Higuchi*
President

Sadao Yoshii*
Executive Vice President

Tamio Ishibashi*
Executive Vice President

Moritsugu Kawai*
Executive Vice President

Mitsuo Funatsu
Executive Managing Director

Kenji Murakami
Executive Managing Director

Takuya Ishibashi
Executive Managing Director

Tetsuji Ogawa
Executive Managing Director

Yuzo Kawahara
Managing Director

Kimitaka Komatsu
Managing Director

Jiro Torio
Managing Director

Masanori Nishio
Managing Director

Naotake Ohno
Managing Director

Takashi Uzui
Managing Director

*Representative Director

Directors Hiroshi Azuma
Takeshi Kajimoto
Munemitsu Kimura
Tsuyoshi Natsume
Tadashi Murakaku
Isao Miyashita
Shigeo Ohtsuka
Osami Nishikawa
Shuji Uemura

Corporate Auditors Kohei Nakabo
Hiromasa Kobayashi
Toshihiko Emi
Hidetoshi Kawaguchi

Daiwa House main subsidiary presidents

DAIWA RAKUDA INDUSTRY CO., LTD.
Kenji Ito

DAIWA LOGISTICS CO., LTD.
Katsuyoshi Tateno

DAIWA SERVICE CO., LTD.
Norihisa Oda

DAIWA SYSTEM CO., LTD.
Kanji Ueshima

SHINWA AGENCY CO., LTD.
Takayuki Asano

DAIWARESORT CO., LTD.
Mitsuo Funatsu

ROYAL HOME CENTER CO., LTD.
Masanori Nishio

DAIWALIVING CO., LTD.
Takeshi Murakami

DAIWA INFORMATION SERVICES CO., LTD.
Masayasu Enomoto

DAIWAROYAL CO., LTD.
Isamu Shakudo

Our business domain

Strategic area No.1

Housing ● page 18-21

*Share of ordinary external net sales

Housing operations involve everything from the construction of single-family houses and rental apartment buildings, and the marketing of condominiums and housing developments, to reconstruction work, real estate intermediary, and rental agency services. This segment, accounting for 67.2%* of consolidated sales, is the main strength of the Daiwa House Group.

Financial highlights in 2001		change
Net sales	¥806,003 million	23.7%
Operating income	¥42,933 million	(8.7%)



Daiwa House's share among group companies

Daiwa House	90%	¥1,081 billion
39 consolidated and affiliated companies	10%	¥117 billion

▶ Single-family houses

- Construction of prefabricated and wooden housing
- Marketing housing developments
- Marketing second homes (villas)
- Development and sale of residential lots for developments such as Neopolis
- Reconstruction

▶ Rental apartment buildings

- Planning effective use of land
- Constructing steel-frame prefabricated and 2X4 rental apartment buildings
- Maintenance and management of rental apartment buildings
- Rental agency services

▶ Condominiums

- Marketing of condominiums
- Management of condominiums
- Maintaining and rebuilding condominiums

Daiwa House™ group


Housing
Commercial Construction
Group domain
Home center business
Resort hotels
Others

The Daiwa House group aims to become a comprehensive provider of housing and housing-related lifestyle support services, offering customers the products and services they need to get the most out of their homes.

Share by segment

Housing	67.2%
Commercial construction	21.5%
Home center business	3.7%
Resort hotels	4.0%
Others	3.6%

Strategic area No.2

Commercial construction ● page 22-23

Financial highlights in 2001		change
Net sales	¥260,785 million	5.7%
Operating income	¥18,351 million	13.7%

In this segment, which accounts for 21.5%* of consolidated sales, Daiwa House leverages its proprietary technology and expertise in the use of real estate, and through the LOC (Land Owner Company) system, which ties together the needs of landowners and companies, offers everything from the construction and operation of retail stores, to the construction of commercial buildings such as plants, warehouses and offices, and public welfare facilities such as hospitals and nursing care facilities.

Strategic area No.3

Home center business ● page 24-25

Utilizing our expertise as housing manufacturers, we have developed home centers nationwide that offer primarily DIY goods, as well as interior and outdoor goods, leisure goods, household sundries, and pet supplies. Comprising 3.7%* of consolidated sales, this segment is expected to grow in importance, so it has been set apart as an independent business segment as of this annual report.

Financial highlights in 2001		change
Net sales	¥45,463 million	8.1%
Operating income	¥301 million	—

Strategic area No.4

Resort hotels ● page 26-27

In this segment, which accounts for 4.0%* of consolidated sales, the Company has developed a chain of Daiwa Royal Hotels in 29 locations nationwide and operates golf courses in 10 locations.

Financial highlights in 2001		change
Net sales	¥48,499 million	21.8%
Operating loss	¥4,355 million	(26.8%)

No. 2 supplier
for Japan's prefabricated home market*

Sales of housing units rose 24%

Aggregate housing sales surpassed 1 million units

The housing market remained slow as the employment and income situation became increasingly severe due to the sluggishness of Japan's economy. Although the housing operations of Daiwa House group posted a 23.7% increase in net sales, to ¥806,003 million (US$6,060 million), operating income decreased 8.7% to ¥42,933 million (US$323 million).

*Source: "Prefabricated Housing Sales Ranking for FY2001," Japan Prefab Press Co., Ltd.



Statement with C, earthquake-resistant housing

Net sales
(Billions of yen)

1,000
750
500
250
0
98
99
00
01
02

With reference to business performance figures shown on pages 19 to 21, combined figures for Daiwa House and Daiwa Danchi are indicated by *1, while figures for Daiwa House alone, on a non-consolidated basis, are indicated by *2.



Testing earthquake-resistant housing

I-wish

▶ Single-family houses

*More than 400,000 aggregate sales of single-family houses*1*

Our value-added housing, which focuses on the key concepts of high performance, reduction of environmental burden and healthy living, makes an important contribution to the housing industry in Japan.

Last year, our prefabricated, earthquake-resistant product, Statement with C, which is the first model of its kind in Japan, attracted the attention of interested buyers. In the prefabricated housing segment, we also launched the 2-story, free design houses I-wish and D2002 and the urban-type 3-story house Sophythree. In the wooden housing segment, we launched Uniâge, a 2-story house with a sophisticated exterior design, and Cuorest, housing which utilizes the exterior insulation method of construction. We have also become involved in urban development designed to enrich local areas by achieving harmony with the environment through such developments as the use of all-electric housing.

We aim to foster long-term relationships with our customers by maintaining and enhancing housing value as a customer asset, and introducing the 21st Century Support System* of long-term 40-year warranties for prefabricated housing.

*30-year warranties under the 21st Century Support System are applied to wooden housing.

Orders & sales*2

(Units)

Years ended March 31	2002	2001	2000	1999	1998
House orders received	13,332	12,577	14,345	14,213	15,068
Houses sold	13,725	13,705	14,234	14,362	16,744
Sales (Billions of yen)	¥348	¥343	¥350	¥330	¥383

Share of single-family house market
(FY2000)

565,800 single-family house construction starts

Daiwa House*2 14,000 units / 2.5%
Top 5 companies 84,642 units / 15%
Other companies 481,158 units / 85%

Notes: 1. The numbers of houses for Daiwa House and the top 5 companies were taken from the "White Paper on the Housing Industry", by the Yano Research Institute Ltd.
2. The total number was quoted from "Statistics on New Housing Starts", by the Ministry of Land, Infrastructure and Transport.

Housing sales & construction starts

Annual housing starts (nationwide) (right scale)*
Annual housing sales by Daiwa House*1 (right scale)*
Aggregate housing sales by Daiwa House*1 (left scale)
(thousands of units)
600
450
300
150
0
120
90
60
30
0
98
99
00
01
02

*All figures based on 1998 as a point of comparison, at 100.
Source: "Statistical Survey of Construction Starts," Ministry of Land, Infrastructure and Transport

Séjour Willmore



Séjour Lupina

▶ Rental apartment buildings

5% increase in sales of rental apartment units[1]

24% jump in units under management

In the rental apartment segment, our high-quality, cost-effective 2-story family housing, Séjour Willmore, became a best-seller, and annual construction surpassed estimates and achieved a 5.0% year-on-year increase in sales. We also invested our energies in new series such as the spacious maisonette-type housing, Séjour Willcourt, the urban-type 3-story apartment buildings called Urbanwel Dizzo, and Séjour Lupina, with its northern European exterior design.

The merger with Daiwa Danchi Co., Ltd. enabled us to take advantage of the creative designs available in the two-by-four maison series of condominiums with an updated image — American Avenue and Canadian Court — and cultivate a new class of customers.

Last spring, we introduced the long-term owner support system. Daiwa House maintains and manages the actual buildings, offers asset consulting services, and provide full-scale support for apartment owners, while Daiwa Living Co., Ltd. is in charge of management agency services.

Orders & sales*2

(Units)

Years ended March 31	2002	2001	2000	1999	1998
Apartment orders received	23,222	19,835	21,366	23,584	23,482
Apartments sold	22,416	20,490	22,031	22,754	26,269
Sales (Billions of yen)	¥193	¥176	¥186	¥186	¥215

Share of rental apartment market (FY2000)



429,046 rental apartment construction starts
Daiwa House*2 14,900 units / 3.5%
Top 5 companies 67,812 units / 15.8%
Other companies 361,234 units / 84.2%

Notes: 1. The numbers of houses for Daiwa House and the top 5 companies were taken from the "White Paper on the Housing Industry", by the Yano Research Institute Ltd.
2. The total number was quoted from "Statistics on New Housing Starts", by the Ministry of Land, Infrastructure and Transport.

Rental apartment sales & construction starts



Annual rental apartment starts (nationwide) (right scale)*
Annual rental apartment sales by Daiwa House*1 (right scale)*
Aggregate rental apartment sales by Daiwa House*1 (left scale)
(thousands of units)
800
600
400
200
0
100
75
50
25
0
98
99
00
01
02

*All figures based on 1998 as a point of comparison, at 100

Source: "Statistical Survey of Construction Starts," Ministry of Land, Infrastructure and Transport

Live Well Kita-Hiroshima Elfin Terminal



D' Granse Kitasenri-Aoyama-Dai



▶ Condominiums

18% climb in sales of condominium units[1]

22% increase in units under management[1]

In the condominium segment, we worked to consolidate our brand and performance standards with those of our merger partner, Daiwa Danchi Co., Ltd. Using the new integrated brand we established in September 2001, we aim to further enhance our customer-focused approach to business. During the term under review, we provided seminars for customers who are interested in various aspects of our products, and actively developed our original planning system (My Style Design System) in which our planners and coordinators create plans in consultation with our customers. In this way, we achieved an 18.4% year-on-year increase in sales. During 2001, we supplied 3,901 residences*, ranking us 6th among Japan's housing developers.

* Data taken from investigation by Real Estate Economic Institute Co., Ltd.

Orders & sales*2

(Units)

Years ended March 31	2002	2001	2000	1999	1998
Condominium orders received	3,864	1,409	620	560	612
Condominiums sold	4,143	1,009	429	522	955
Sales (Billions of yen)	¥84	¥18	¥7	¥10	¥22

Share of condominium market (Jan.–Dec. 2001)



168,194 condominium units on the market
Daiwa House*1 3,901 units / 2.3%
Top 6 companies 31,014 units / 18.4%
Other companies 137,180 units / 81.6%

Source: Real Estate Economic Institute Co., Ltd.

Condominium sales & construction starts

Annual condominium starts (nationwide) (right scale)*
Annual condominium sales by Daiwa House*1 (right scale)*
Aggregate condominium sales by Daiwa House*1 (left scale)

*All figures based on 1998 as a point of comparison, at 100.

Source: "Statistical Survey of Construction Starts," Ministry of Land, Infrastructure and Transport

Over 20 thousand

in contracts concluded under the LOC System

14% increase in operating income of commercial construction

499 orders for medical and nursing care facilities

Due to the cooling down of private capital spending, market conditions have remained difficult, but since there has been a steady demand for large-scale logistics centers, net sales increased 5.7% to ¥260,785 million (US$1,961 million), and operating income increased 13.7% to ¥18,351 million (US$138 million).




Shopping Center Ueruta Shingu

Net sales*
(Billions of yen)

400
300
200
100
0
98
99
00
01
02

*Figures for city-type hotels, which were formerly included in the commercial construction segment or resort hotels segment, are included in the "others" segment with effect from the term under review.



YKK Kurobe Ogyu Factory



Himawari Facility for the Elderly

It is becoming all the more important these days, especially with asset deflation, for our business to find more appropriate uses of land and play an intermediary role for corporate clients. Under its LOC system, the Daiwa House Group has already executed *contracts on approximately 20,000 buildings*. Leveraging this extensive know-how and experience, we aim to become a powerhouse of information on ways to make more efficient use of land, such as by adding storage facilities. In this way, we are planning *to increase the number of orders* to construct Roynet Hotels, in cooperation with our subsidiary DaiwaRoyal Co., Ltd.

Daiwa House's high-technology construction methods are being put to use in a number of ways in the construction business. Since 1989, when we began receiving orders to construct medical and nursing care facilities, based on research by the Daiwa House Silver Age Research Center, we have constructed approximately 300 such facilities, worth roughly ¥100 billion. Daiwa Calm 21, a product we launched the year before last in which we offer advice, design and constructed *value-added senior citizen facilities*, has proven itself superior in cost performance and brought a great deal of business success. We also offer total support for the establishment of HACCP (Hazard Analysis and Critical Control Point) — certified food processing facilities, *medical facilities, and other buildings* that require special technology in their construction and facilities.

Daiwa House LOC system


LAND-OWNER
COMPANY
DAIWA HOUSE
Landowners seeking reliable tenants
Daiwa House brings together
Company seeks land and buildings for branches
Daiwa House Coordinates
Land use needs
Land use recommendations
Company needs
Information on available land


Commercial Construction Products
For Business
Factories
Logistics centers
Showrooms
Warehouses
Company resort facilities
Office buildings
HACCP certified plants
For Daily Life
Education facilities
Leisure facilities
Medical facilities
Sports facilities
Retail complexes
Roadside stores
Retail outlets
Facilities for the elderly

A prime example of coordination with a prominent *tenant business*.

37 store network

of Royal Home Centers across Japan*

8% growth in sales of home center business

13% upsurge in the number of store visits rose

Using our expertise in the housing manufacturing business, we upgraded our DIY products, *home interior goods*, and *gardening supply products*, and by organizing our stores around the needs of local customers, we registered an 8.1% increase in sales, to ¥45,463 million (US$342 million), moving into the black for the fiscal year and posting an operating income of ¥301 million (US$2 million).

*As of June 2002


ROYAL HOME CENTER
Royal Home Center Suita

Net sales*
(Billions of yen)

60 45 30 15 0
01 02

*Effective April 1, 2002, the Group separated the Distribution home center business segment from the "others" segment, because of its increasing importance and plans for expansion of store deployment.

Gardening display at the *Royal Home Center*

Renovation Consulting Desk inside the Royal Home Center

From the establishment of the Royal Home Center Nara, our first store, in 1980 until June 2002, we have developed a network of 37 stores nationwide. With a wide variety of over *50,000 products*, each store has "workshops" where customers can experiment with DIY products, and we actively hold a number of seminars and events in the stores in each region. We are putting our energies into providing home renovation consulting services in each store, since the synergy from these home centers and the home renovation business is expected to bring high growth. We installed a new outdoor gardening supply display space at the Royal Home Center Sagamihara-Hashimoto, established in the previous term. Here, customers can purchase *supplies* and also see examples of different gardening arrangements. We are planning to open a home renovation center for the first time at the Royal Home Center Chiba-Kita, which will be opened in *autumn 2002*. *Here, we will set up displays of goods* for interior design, including kitchens and bathrooms, as well as exterior design, and have full-time staff available to answer customers' questions.

Sales floor space & store visits

(m²) 160,000 120,000 80,000 40,000 0
Sales floor space (left scale)
Store visits (right scale)
(thousands) 20,000 15,000 10,000 5,000 0
98 99 00 01 02

Home center chains: annual sales
(FY2000)

	Firms	%
Over ¥100 billion	7	30.0
¥50 – ¥100 billion	8	17.2
¥30 – ¥50 billion	9	10.2
Under ¥30 billion	410	42.6
Total ¥3,360 billion	434	100.0

Royal Home Center sales (¥42 billion) and share (1.3%)

Source: "Home Center Directory 2002," Home Center Institute

Sales breakdown by product

Furnishing goods segment	37%
DIY goods segment	23%
Gardening goods segment	17%
Hobby and stationery goods segment*	15%
Others	8%

*Hobby and stationery segment includes stationery goods, pet supplies and car supplies.

29 hotel chain

of Royal Hotels nationwide

Resort hotels business recorded a 22% rise in sales

The number of guests increased 21%

In the resort hotels segment, the number of guests increased 20.6%, and room occupancy rates rose 6.8%. Revenues increased 21.8% year-on-year, to ¥48,499 million (US$365 million), and we were able to achieve a rise in income of 26.8%, or ¥1,594 million. Our operating loss amounted to ¥4,355 million (US$33 million).




Okinawa Zanpamisaki Royal Hotel

Net sales*
(Billions of yen)

*Figures for city-type hotels, which were formerly included in the commercial construction segment or resort hotels segment, are included in the "others" segment with effect from the term under review.

Wind-powered generator at Noto Royal Hotel

Wedding chapel at Tonami Royal Hotel

The major thrusts of both our hotel and golf course businesses are marketing and services with features based on regional characteristics. In the resort hotels segment, we have made efforts to *increase the number of wedding guests** at our hotels by building wedding chapels in 13 locations in order to offer more wedding/resort trip packages. Sources of income include *not only the wedding receptions but also the wedding parties* in the guests' rooms afterwards. We have been actively developing new types of services such as New Japanese-style *parties*, where guests can enjoy Japanese food in traditional surroundings and events including shows featuring popular characters.

In an effort to further improve our guest services, we have started offering Healing rooms, which offer plentiful amounts of the famous *Kishu binchotan*, a *high-quality charcoal* that is used to purify the air and water. This helps guests relax and improve their health. On March 29, 2002, we absorbed 4 subsidiary companies that operate *golf courses* in order to improve the efficiency of our resort hotels segment.

*In Japan, most high-class hotels have facilities for holding weddings and wedding receptions.

Number of guests at accommodation facilities

*All figures based on 1998 as a point of comparison, at 100.

Source: *"FY2001 White Paper on Tourism in Japan," Ministry of Land, Infrastructure and Transport

Room occupancy rates at Royal Hotels



Guests attending weddings at Daiwa Royal Hotels
(thousands)

Others

15 *main business categories*

This segment, which includes the manufacture of construction materials and the provision of a variety of leisure and other services, accounts for 3%[*1] of annual sales.

Daiwa Logistics Co., Ltd. has heightened its management efficiency which is in charge of the distribution business, by restructuring its network of branch offices and ending unprofitable trading relationships. During 2001, the company also acquired ISO 14001 certification for its Environmental Quality Section at head office and the Nara Business Office.

DaiwaRoyal Co., Ltd. aims to augment its chain of city-center Roynet Hotels from 6[*2] to 20 locations nationwide by 2006.

Daiwa System Co., Ltd. operates 11[*2] popular Yamatonoyu hot springs leisure facilities nationwide, where people can enjoy not only the bathhouses but also get a massage or haircut, or dine at the restaurants on the premises.

Due to these and other business developments, net sales rose 4.0% year-on-year to ¥89,228 million (US$671 million) and operating income rose 2.1% to ¥2,520 million (US$19 million) on a consolidated basis.

*1 Share of ordinary external net sales
*2 As of July 5, 2002



うくだ館

Temporary staffing services
Advertising agency
Software development
Operation of city-center hotels
Moving services
Operation of hot springs leisure facilities
Travel agency
Insurance agency
Facilities for the elderly
Bookstore chain
Parking lot services

Production of construction materials · *Logistics services* · *Operation of convention centers* · *Energy services company*

Environmental measures

To ensure that its corporate activities place as little burden as possible on the environment, Daiwa House has written up a five-year Voluntary Environment Action Plan, which is to be used from the term ended March 31, 2001 to the term ending March 31, 2005 (term ending March 31, 2006 for the final waste material disposal reduction target only). Now, with Daiwa Danchi Co., Ltd. merger, we plan to do even more to reduce our burden on the environment by drawing up a new three-year plan based on the results of the newly organized Daiwa House's performance for the term ended March 31, 2002.

CO_2 emissions ($kg\text{-}CO_2$)*1
99 · 00 · 01 · 04 Target
2001 Performance 327.48kg
2004 Target 248.26kg
24% down

Energy used (kl)*2
99 · 00 · 01 · 04 Target
2001 Performance 0.137kl
2004 Target 0.112kl
18% down

Water used (m^3)*3
99 · 00 · 01 · 04 Target
2001 Performance 4.12m^3
2004 Target 4.00m^3
3% down

Final waste disposal rate (%)
99 · 00 · 01 · 05 Target
2001 Performance 42.7%
2005 Target 0%
42.7 point % down

Notes: 1. Figures for FY1999 and 2000 are for Daiwa House alone, prior to the merger with Daiwa Danchi.
2. The figures in the graphs marked *1, *2 and *3 are numerical values per non-consolidated sales of ¥1 million.

Information on the Daiwa House group companies



HOKKAIDO
NORTH KOREA
SOUTH KOREA
SEA OF JAPAN
YELLOW SEA
HUANG HAI
EAST CHINA
PRIMORSKIY KRAY
Harbin
Shenyang
Fushun
Dalian
BEIJING
Tianjin
Tangshan
Shijiazhuang
Qingdao
Shanghai
Suzhou
Hangzhou
Nanjing
Wuxi
Xuzhou
Jinan
Zhangjiakou
Vladivostok
SOUL
Pusan
PYONGYANG
TOKYO
KYUSHU
SHIKOKU
OKINAWA
Sapporo

Group Network

As of June 1, 2002

- Head office
- Main branch offices: 67
- Main sales offices: 13
- Factories: 13
  *The above places of business are directly operated by Daiwa House.
- Royal Home Centers: 37
- Daiwa Royal Hotels: 29
  *Daiwa Resort Co., Ltd. also manages the Royton Sapporo (marked with ★ on the map) and has a branch office in Seoul (marked with ●)
- Overseas affiliates: 9

Employees (term-end)

Daiwa House
Daiwa House group
20,000
15,000
10,000
5,000
0
00
01
02

Main subsidiaries and affiliates by segment

Information on the Daiwa House group companies

Daiwa House™ group

Total of 50 group companies

Housing

NIHON JYUTAKU RYUTU CO., LTD.
- ◆ Real estate agency
- □ 1-1-3-800 Umeda, Kita-ku, Osaka 530-0001
  Phone: +81-6-6344-6351

DAIWALIVING CO., LTD.
- ◆ Management of rental apartment and condominium buildings
- □ 3-13-1 Iidabashi, Chiyoda-ku, Tokyo 102-0072
  Phone: +81-3-5214-2330

SYNCHROLLER CO., LTD.
- ◆ Shaping, welding and painting of steel housing materials
- □ 2056 Taga, Akasakacho, Akaiwa-gun, Okayama 701-2216
  Phone: +81-869-57-9000

Resort hotels

DAIWARESORT CO., LTD.
- ◆ Management of hotels & golf clubs
- □ 3-3-5 Umeda, Kita-ku, Osaka 530-0001
  Phone: +81-6-6342-1731

NARA ACE CO., LTD.
- ◆ Management of golf courses
- □ 963 Kinoharacho, Gojo, Nara 637-0076
  Phone: +81-7472-2-8181

Home center business

ROYAL HOME CENTER CO., LTD.
- ◆ Operation of home centers
- □ 3-3-5 Umeda, Kita-ku, Osaka 530-0001
  Phone: +81-6-6342-1676

Commercial construction

DAIWA KOSHO LEASE CO., LTD.
- ◆ Construction of commercial buildings; leasing of temporary buildings
- □ 5-20 Honmachibashi, Chuo-ku, Osaka 540-0029
  Phone: +81-6-6942-8011

DAIWA INFORMATION SERVICES CO., LTD.
- ◆ *Shop and office rental business*
- □ 7-14-4 Ueno, Taito-ku, Tokyo 110-0005
  Phone: +81-3-5828-8891

DAIWAROYAL CO., LTD.
- ◆ Shop and office rental business
- □ 7-14-4 Ueno, Taito-ku, Tokyo 110-0005
  Phone: +81-3-3844-8357

LOC DEVELOPMENT CO., LTD.
- ◆ Planning & operation of shops
- □ 7-14-4 Ueno, Taito-ku, Tokyo 110-0005
  Phone: +81-3-5828-5501

Belonging to some segments and Other operations

DAIWA SYSTEM CO., LTD.
- ◆ Construction and sale of condominiums
- ◆ Construction of industrial-use buildings
- □ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-6538-1721

DAIWA SERVICE CO., LTD.
- ◆ Management of rental housing and condominium buildings
- ◆ Management of facilities; house moving service
- □ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-6536-6270

Others

DAIWA RAKUDA INDUSTRY CO., LTD.
- ◆ Production & sale of construction materials
- □ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-6536-6111

NIC CO., LTD.
- ◆ Production & sale of construction materials
- □ 393-1 Itabashimachi, Ryugasaki, Ibaraki 301-0801
  Phone: +81-297-60-1209

DAIWA LOGISTICS CO., LTD.
- ◆ Logistics services
- □ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-4968-6355

SHINWA AGENCY CO., LTD.
- ◆ Advertising agency
- □ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-6536-6230

Overseas affiliates

SHANGHAI INTERNATIONAL REALTY CO., LTD.
8 Other companies

25 other companies*

(*25 companies involved in Daiwa House Co., Ltd.)

◆ Type of business
□ Company address & phone number

Financial information 2002

Contents

Note: In the financial section, the names given to our business segments are abbreviated as follows:
Housing: Residential Commercial construction: Commercial Home center business: Home Center Resort hotels: Resort

Consolidated six-year summary

Daiwa House Industry Co., Ltd. and Subsidiaries   Years ended March 31, 1997 to 2002

	Millions of yen					
	2002	2001	2000	1999	1998	1997
Net sales	¥1,197,925	¥1,016,237	¥ 951,073	¥ 896,006	¥1,069,789	¥1,188,295
Cost of sales	945,474	794,170	736,310	691,318	834,407	922,387
Selling, general and administrative expenses	206,420	177,777	167,266	164,473	186,932	182,019
Operating income	46,031	44,290	47,497	40,215	48,450	83,889
Income before income taxes and minority interests	9,538	12,796	32,123	21,414	48,685	75,601
Net income	5,217	6,256	17,450	16,699	20,373	42,452
Per share of common stock (in yen):						
Net income	9.55	12.05	33.52	31.88	38.89	82.76
Diluted net income			33.50		37.91	79.89
Shareholders' equity	1,066.63	1,182.01	1,188.63	1,151.12	1,136.55	1,115.04
Property, plant and equipment, less accumulated depreciation	426,630	383,853	376,489	365,502	346,543	338,166
Total assets	1,187,127	1,066,457	981,893	950,701	1,013,072	1,145,944
Shareholders' equity	582,438	613,867	617,421	603,060	595,429	584,157
Return on equity (%)	0.85	1.02	2.86	2.79	3.45	7.72

Financial review

Operating environment and financial strategy

The deflationary trend of Japan's economy deepened during the term under review. Private capital investments failed to recover, and consumer spending was also sluggish against the backdrop of continued high unemployment rates. In the housing industry, business conditions were extremely severe, with new housing starts falling below 1.2 million units for the worst level since the bursting of Japan's economic bubble, and new single-family houses under 400,000 for the first time since fiscal 1965. Commercial building construction was also sluggish due to the shrinkage in public investment, despite signs of a bottoming out in the latter half of the term.

The Daiwa House Group intends to strengthen its financial position to deal with these extremely difficult business conditions. During the term, the Company placed great emphasis on securing a sound asset portfolio. We carried out land revaluation to more accurately evaluate land for sale, and applied fair-value accounting not only to available-for-sale securities but also to investment securities, allowing us to evaluate our assets more accurately. In addition, we reduced the interest-bearing debt generated from the merger with Daiwa Danchi by half to further improve capital efficiency. All interest-bearing debt held by the parent company will be repaid by the end of the current term ending March 2003.

Results of operations

Net sales

Net sales for the term to March 31, 2002 increased 17.9% over the previous year to ¥1,197.9 billion (US$9,006.9 million) on a consolidated basis. Amid a difficult business environment in which new housing starts failed to reach the previous year's level, the Company secured a 2.0% sales increase, taking into account the increase resulting from the merger with Daiwa Danchi. In a segmental breakdown of comparisons with the previous year, residential operations sales rose 23.7% to ¥806.0 billion (US$6,060.1 million), commercial buildings operations sales rose 5.7% to ¥260.7 billion (US$1,960.7 million), resort operations sales rose 21.8% to ¥48.4 billion (US$364.6 million), home center business sales rose 8.1% to ¥45.4 billion (US$341.8 million) and other operations sales rose 4.0% to ¥89.2 billion (US$670.8 million). Although due consideration should be given to the merger effects, every business segment achieved sales growth. The ratio of cost of sales to net sales rose 0.8 of a percentage point over the previous year to 78.9%.

Selling, general and administrative expenses rose 16.1%, or ¥28.6 billion, to ¥206.4 billion (US$1,552.0 million), but the ratio to net sales declined 0.2 of a percentage point to 17.3%.


Net sales
(Billions of yen)
1,200
900
600
300
0
98 99 00 01 02
Operating income
(Billions of yen)
60
45
30
15
0
98 99 00 01 02


Net income
(Billions of yen)
20
15
10
5
0
98 99 00 01 02

Earnings

Operating income rose 3.9% over the previous fiscal year to ¥46.0 billion (US$346.0 million), bringing the ratio of operating income to net sales down 0.6 of a percentage point to 3.8%.

In a breakdown of the ratio by major business segments, housing sector sales fell 1.9 percentage points from the previous year, to 5.3%, whereas commercial building sector sales rose 0.5 of a percentage point to 7.0%, showing that the commercial construction sector made a valuable contribution from the aspect of the ratio of operating income to net sales as well.

The home center business sector moved into the black ink for the first time, and the loss generated from the operations of the tourist industry sector was substantially reduced.

Net other expenses increased ¥5.0 billion to ¥36.4 billion (US$274.3 million), mainly owing to a substantial increase in loss on valuation of securities resulting from the application of fair value accounting, amortization of actuarial shortfall in reserve for retirement benefits, and interest expenses on bank borrowings resulting from the merger with Daiwa Danchi. The amount also included ¥5.9 billion for appraisal loss on land and buildings for sale, carried out with the intention improving the asset portfolio.

Net income for the term under review decreased 16.6% from the previous term, to ¥5.2 billion (US$39.2 million), and earnings per share stood at ¥9.55 (US$0.07).

Liquidity and capital resources

Financial position

Consolidated total assets at the end of fiscal 2001 stood at ¥1,187.1 billion (US$8,925.7 million), an increase of ¥120.6 billion over the previous year-end, due to the merger with Daiwa Danchi at the beginning of the term. Looked at from the asset side, the primary cause of this increase lies in increases in buildings and structures and land for sale resulting from the merger. Land for sale, however, showed only a modest increase due to revaluation of land for sale carried out under the Company's policy of creating a sounder asset portfolio in line with the "Law of Land Revaluation." The difference between the book value and fair value of the assets in question amounted to ¥102.8 billion (US$773.6 million), approximately 42% of which was posted under deferred tax assets. As a result, investments and other assets increased, while investment securities declined due to the application of impairment accounting.

On the liabilities side, there was a large-scale increase in short-term bank loans succeeded from Daiwa Danchi. However, the succession amount was reduced by half through vigorous repayment. The current ratio fell from 195.0% for the previous fiscal year to 157.5% in fiscal 2001, but this was still far above the minimum requirement of 100% for maintaining the soundness of the Company's liquidity.

Shareholders' equity decreased ¥31.4 billion from the previous year to ¥582.4 billion (US$4,379.2 million), due to the posting of ¥59.9 billion (US$450.4 million) in reduction on land revaluation. As a result, the equity ratio declined 8.5 percentage points to 49.1% and the fixed ratio increased from 88.8% for the previous term to 110.6%. In addition, the return on total assets employed (ROA) fell 0.1 of a percentage point from the previous year, to 0.5%, and the return on equity (ROE) also fell 0.1 of a percentage point, to 0.9%.

Cash flows

Net cash provided by operating activities rose from ¥64.0 billion in fiscal 2000 to ¥87.0 billion (US$654.2 million) in fiscal 2001. This was due mainly to a substantial decline in inventories despite a decrease in income before income taxes.

Net cash used in investing activities increased to ¥36.2 billion (US$272.3 million), from ¥25.2 billion in the previous year, mostly due to the acquisition of additional property, plant and equipment. The value of the property, plant and equipment on the balance sheets rose ¥42.7 billion to ¥426.6 billion.

Net cash used in financing activities showed a large-scale increase from ¥6.2 billion in the previous term to ¥89.5 billion (US$673.1 million). This rise was due mainly to the repayment of short-term bank loans in the amount of ¥80.0 billion succeeded from Daiwa Danchi.

The term-end balance of cash and cash equivalents fell ¥24.6 billion to ¥148.5 billion (US$1,116.6 million), due mainly to a large-scale repayment of interest-bearing debt with the aim of raising capital efficiency.

Outlook

For the current term, there is little cause for optimism regarding the Japanese economy. Although some economic indicators suggest a positive trend, employment and disposable income conditions are likely to remain severe for the foreseeable future.

Amid this environment, housing investment will continue to be sluggish, leading to more intense competition among the players in the industry.

To strengthen the Company's structure, we intend to take advantage of our new organization focused on the branch network system, under which we will improve human resources development, make efforts toward overall cost reduction, and reduce expenses. To facilitate speedy decision-making, we will expand our operating bases for all business areas in. We will also pursue management efficiency by further strengthening product development and customer service capabilities, as well as marketing capability tailored to the characteristics of each region.

We forecast net sales of ¥1,150 billion for the current term, operating income of ¥48.5 billion and net income of ¥7.3 billion on a consolidated basis, taking all factors into consideration.





Net income per share
(Yen)
40
30
20
10
0
98 99 00 01 02


Shareholders' equity per share
(Yen)
1,200
900
600
300
0
98 99 00 01 02


Return on equity
(%)
4
3
2
1
0
98 99 00 01 02


Free cash flows*
(Billions of yen)
60
45
30
15
0
98 99 00 01 02

Free cash flows*=Cash flow from operating activities+Cash flow from investing activities

Consolidated balance sheets

Daiwa House Industry Co., Ltd. and Subsidiaries Years ended March 31, 2002 and 2001

Assets

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Current assets:			
Cash and cash equivalents	¥ 148,520	¥ 173,201	$1,116,692
Marketable securities (Note 3)	180	38	1,353
Short-term investments (Note 2-d)	1,599	3,294	12,023
Receivables:			
Trade notes	9,071	10,042	68,203
Trade accounts	56,804	52,832	427,098
Allowance for doubtful receivables	(1,766)	(1,758)	(13,278)
Inventories (Note 4)	298,424	258,002	2,243,789
Deferred tax assets (Note 11)	10,884	11,907	81,835
Prepaid expenses and other current assets	19,099	13,605	143,601
Total current assets	542,815	521,163	4,081,316
Property, plant and equipment:			
Land (Note 5)	208,811	201,885	1,570,007
Buildings and structures	371,018	305,708	2,789,609
Accumulated depreciation	(172,816)	(143,472)	(1,299,369)
Machinery and equipment	52,531	50,788	394,970
Accumulated depreciation	(41,363)	(39,216)	(311,000)
Furniture and fixtures	37,041	34,682	278,504
Accumulated depreciation	(29,875)	(27,832)	(224,624)
Construction in progress	1,283	1,310	9,647
Net property, plant and equipment	426,630	383,853	3,207,744
Investments and other assets:			
Investment securities (Note 3)	35,402	38,620	266,181
Investments in and advances to associated companies	28,817	36,284	216,669
Long-term loans	9,445	5,824	71,015
Deferred tax assets (Note 11)	28,444	17,894	213,865
Deferred tax assets on land revaluation (Note 5)	43,135		324,323
Lease deposits and other assets	77,422	64,718	582,120
Allowance for doubtful accounts	(4,983)	(1,899)	(37,466)
Total investments and other assets	217,682	161,441	1,636,707
Total	¥1,187,127	¥1,066,457	$8,925,767

See notes to consolidated financial statements.

Liabilities and shareholders' equity

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Current liabilities:			
Short-term bank loans (Note 6)	¥ 54,000	¥ 2,000	$ 406,015
Current portion of long-term debt (Note 6)	1,000	2,005	7,519
Payables:			
Trade notes	27,927	23,848	209,978
Trade accounts	146,846	125,955	1,104,105
Deposits received from customers	33,906	29,833	254,932
Income taxes payable	2,379	13,201	17,887
Accrued bonuses	10,099	11,151	75,932
Provision for product warranties	3,465	3,931	26,053
Accrued expenses and other current liabilities	65,104	55,356	489,504
Total current liabilities	344,726	267,280	2,591,925
Long-term liabilities:			
Long-term debt (Note 6)	2,000	1,000	15,038
Liability for employees' retirement benefits (Note 7)	51,224	33,575	385,143
Long-term deposits received from the Company's club members	67,721	72,266	509,180
Lease deposits and other long-term liabilities	115,103	55,014	865,436
Total long-term liabilities	236,048	161,855	1,774,797
Minority interests	23,915	23,455	179,812
Commitments and contingent liabilities (Notes 13, 14 and 15)			
Shareholders' equity (Notes 2-c, 5, 8 and 17):			
Common stock, authorized, 1,900,000,000 shares; issued, 550,664,416 shares in 2002 and 523,893,045 shares in 2001	110,120	108,781	827,970
Additional paid-in capital	147,755	122,041	1,110,940
Land revaluation difference	(59,910)		(450,451)
Retained earnings	387,591	387,594	2,914,218
Net unrealized gain on available-for-sale securities	1,358		10,210
Foreign currency translation adjustments	(809)	(927)	(6,083)
Treasury stock — at cost, 4,610,098 shares in 2002 and 4,552,066 shares in 2001	(3,667)	(3,622)	(27,571)
Total shareholders' equity	582,438	613,867	4,379,233
Total	¥1,187,127	¥1,066,457	$8,925,767

Consolidated statements of income

Daiwa House Industry Co., Ltd. and Subsidiaries   *Years ended March 31, 2002, 2001, and 2000*

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Net sales:				
Construction	¥ 704,236	¥ 706,233	¥714,083	$5,295,007
Real estate	344,967	181,845	122,504	2,593,737
Other	148,722	128,159	114,486	1,118,211
Total net sales	1,197,925	1,016,237	951,073	9,006,955
Cost of sales:				
Construction	546,760	547,757	543,821	4,110,977
Real estate	295,503	154,361	108,200	2,221,827
Other	103,211	92,052	84,289	776,023
Total cost of sales	945,474	794,170	736,310	7,108,827
Gross profit	252,451	222,067	214,763	1,898,128
Selling, general and administrative expenses (Note 12)	206,420	177,777	167,266	1,552,030
Operating income	46,031	44,290	47,497	346,098
Other income (expenses):				
Interest and dividends	569	796	911	4,278
Interest expense	(1,348)	(299)	(434)	(10,135)
Write-down of marketable and investment securities	(16,956)	(1,385)	(44)	(127,489)
Write-down of inventories	(5,994)	(5,291)	(12,567)	(45,068)
Loss on sales and disposal of property, plant and equipment	(1,594)	(543)	(1,199)	(11,985)
Prior service benefit from changes to employees' retirement benefit plan (Note 7)	1,583			11,902
Amortization of transitional obligation for employees' retirement benefits (Notes 2-h and 7)	(9,473)	(9,198)		(71,225)
Contribution to employees' retirement benefit trust (Notes 2-h and 7)		(14,732)		
Recognized actuarial loss (Note 7)	(3,361)			(25,271)
Other — net (Note 10)	81	(842)	(2,041)	609
Other income (expenses) — net	(36,493)	(31,494)	(15,374)	(274,384)
Income before income taxes and minority interests	9,538	12,796	32,123	71,714
Income taxes (Note 11):				
Current	8,633	22,268	18,440	64,910
Deferred	(4,913)	(16,537)	(4,426)	(36,940)
Total	3,720	5,731	14,014	27,970
Minority interests in net income of subsidiaries	(601)	(809)	(659)	(4,519)
Net income	¥ 5,217	¥ 6,256	¥ 17,450	$ 39,225
	Yen			U.S. dollars
Per share of common stock (Note 2-p):				
Basic net income	¥ 9.55	¥ 12.05	¥ 33.52	$ 0.07
Diluted net income			33.50	
Cash dividends applicable to the year	10.00	17.00	17.00	0.08

See notes to consolidated financial statements.

Consolidated statements of shareholders' equity

Daiwa House Industry Co., Ltd. and Subsidiaries   Years ended March 31, 2002, 2001 and 2000

	Thousands	Millions of yen						
	Issued number of shares of common stock	Common stock	Additional paid-in capital	Land revaluation difference	Retained earnings	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 1999	523,893	¥108,781	¥122,041		¥372,240			¥ (2)
Adjustment of retained earnings for the adoption of deferred tax accounting method (Note 2-j)					9,253			
Net income					17,450			
Adjustment of retained earnings for removal of associated companies which were accounted for by the equity method					185			
Cash dividends, ¥17.0 per share					(8,867)			
Bonuses to directors and corporate auditors					(55)			
Net increase in treasury stock								(3,605)
Balance, March 31, 2000	523,893	108,781	122,041		390,206			(3,607)
Net income					6,256			
Cash dividends, ¥17.0 per share					(8,831)			
Bonuses to directors and corporate auditors					(37)			
Translation adjustments (Note 2-m)							¥(927)	
Net increase in treasury stock								(15)
Balance, March 31, 2001	523,893	108,781	122,041		387,594		(927)	(3,622)
Issuance for merger with Daiwa Danchi Co., Ltd. (Note 16)	26,771	1,339	25,714					
Retained earnings of Daiwa Danchi Co., Ltd. at April 1, 2001					3,663			
Net income					5,217			
Cash dividends, ¥17.0 per share					(8,829)			
Bonuses to directors and corporate auditors					(54)			
Land revaluation difference				¥(59,910)				
Net increase in unrealized gain on available-for-sale securities (Note 2-c)						¥1,358		
Foreign currency translation adjustments							118	
Net increase in treasury stock								(45)
Balance, March 31, 2002	550,664	¥110,120	¥147,755	¥(59,910)	¥387,591	¥1,358	¥(809)	¥(3,667)

	Thousands of U.S. dollars (Note 1)						
	Common stock	Additional paid-in capital	Land revaluation difference	Retained earnings	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2001	$817,902	$ 917,602		$2,914,241		$(6,970)	$(27,233)
Issuance for merger with Daiwa Danchi Co., Ltd. (Note 16)	10,068	193,338					
Retained earnings of Daiwa Danchi Co., Ltd. at April 1, 2001				27,541			
Net income				39,225			
Cash dividends, $0.13 per share				(66,383)			
Bonuses to directors and corporate auditors				(406)			
Land revaluation difference			$(450,451)				
Net increase in unrealized gain on available-for-sale securities (Note 2-c)					$10,210		
Foreign currency translation adjustments						887	
Net increase in treasury stock							(338)
Balance, March 31, 2002	$827,970	1,110,940	$(450,451)	$2,914,218	$10,210	$(6,083)	$(27,571)

See notes to consolidated financial statements.

Consolidated statements of cash flows

Daiwa House Industry Co., Ltd. and Subsidiaries Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Operating activities:				
Income before income taxes and minority interests	¥ 9,538	¥ 12,796	¥ 32,123	$ 71,714
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Income taxes — paid	(24,236)	(22,418)	(9,933)	(182,226)
Depreciation and amortization	21,263	20,044	20,724	159,872
Write-down of membership	411	820		3,090
Write-down of marketable and investment securities	16,956	1,385	44	127,489
Loss on liquidation of associated companies			1,126	
Loss on sales and disposal of property, plant and equipment	1,594	543	1,199	11,985
Equity in earnings of associated companies	(1,052)	(933)	(752)	(7,910)
Contribution to employees' retirement benefit trust		14,732		
Provision for employees' retirement benefits, net of payments	17,053	14,319	994	128,218
Changes in certain assets and liabilities:				
Decrease (increase) in receivables	3,942	(6,626)	1,219	29,639
Decrease (increase) in inventories	48,909	(39,652)	2,515	367,737
Increase (decrease) in payables — trade	(3,797)	63,256	(7,081)	(28,549)
Increase (decrease) in deposits received from customers	(508)	3,630	(4,298)	(3,819)
Other — net	(3,052)	2,178	2,694	(22,947)
Total adjustments	77,483	51,278	8,451	582,579
Net cash provided by operating activities	87,021	64,074	40,574	654,293
Investing activities:				
Purchases of property, plant and equipment	(30,405)	(19,235)	(11,960)	(228,609)
Purchases of marketable and investment securities	(3,873)	(502)	(514)	(29,120)
Increase in investments in and advances to associated companies	(1,881)	(1,247)	(626)	(14,143)
Proceeds from sales of marketable and investment securities	422	110	4,385	3,173
Proceeds from sales of property, plant and equipment	379	138	120	2,850
Increase in lease deposits	(2,768)	(3,342)	(807)	(20,812)
Net decrease (increase) in other assets	1,897	(1,195)	62	14,263
Net cash used in investing activities	(36,229)	(25,273)	(9,340)	(272,398)
Financing activities:				
Net increase (decrease) in short-term bank loans	(80,060)	2,000	(30,000)	(601,955)
Proceeds from long-term debt		1,000		
Repayments of long-term debt	(58)	(85)	(360)	(436)
Proceeds from issurance of bonds	2,000			15,038
Repayments of convertible bonds	(2,005)			(15,075)
Net of purchases and proceeds from sales of treasury stock	(43)	(15)	(1,914)	(323)
Dividends paid	(9,101)	(9,117)	(9,169)	(68,429)
Cash paid related to merger with Daiwa Danchi Co., Ltd.	(268)			(2,015)
Net cash used in financing activities	(89,535)	(6,217)	(41,443)	(673,195)
Effect of exchange rate changes on cash and cash equivalents			(56)	
Cash and cash equivalents increased by merger	14,062			105,729
Net increase (decrease) in cash and cash equivalents	(24,681)	32,584	(10,265)	(185,571)
Cash and cash equivalents, beginning of year	173,201	140,617	130,489	1,302,263
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year			20,393	
Cash and cash equivalents, end of year	¥148,520	¥173,201	¥140,617	$1,116,692
Non-cash investing and financing activities:				
Fair value of securities contibuted to emproyee's retiremment benefit trust (Note 2-h)		¥14,732		
Assets acquired and liabilities assumed in merger (Note 16):				
Current assets	¥143,756			$1,080,872
Long-term assets	132,201			993,992
Total	¥275,957			$2,074,864
Current liabilities	¥176,694			$1,328,526
Long-term liabilities	54,595			410,489
Total	¥231,289			$1,739,015

See notes to consolidated financial statements.

Notes to consolidated financial statements

Daiwa House Industry Co., Ltd. and Subsidiaries

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared from the consolidated financial statements issued for *domestic reporting* purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law. Daiwa *House Industry Co., Ltd. (the "Company")* and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in *the Japanese Commercial* Code (the "Code") and in conformity with accounting principles and practices generally accepted in Japan, which are *different* in certain respects as to application and disclosure requirements of International Accounting Standards, and its foreign subsidiary in conformity with those of its country of domicile. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally *accepted in countries and* jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥133 to $1, the approximate rate of exchange at March 31, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of significant accounting policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries (together the "Group") based on the control or influence concept. Under the control or influence concept, those companies over whose operations the Parent, directly or indirectly, is able to exercise control are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

The differences between the cost and underlying net *equity* of investments in subsidiaries and associated companies at acquisition, are amortized over five years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets *resulting from transactions within the* Companies is eliminated.

b. Cash and cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits, all of which mature or become due within three months of the date of acquisition.

c. Marketable and investment securities

Prior to April 1, 2000, *marketable and investment* securities listed on stock exchanges were stated at cost, determined by the moving-average method. *Effective April 1, 2000, the* Group adopted a new accounting standard for financial instruments. Under this standard, all of the Group's securities are classified as follows: i) held-to-maturity debt securities, which management has the positive intent and ability to hold to maturity, are reported at amortized cost, and ii) available-for-sale securities, which are those securities not classified as *held-to-maturity, are stated at cost,* with disclosure in the notes to the financial statements of the fair value and net unrealized gains and losses, net of applicable taxes.

Effective April 1, 2001, in accordance with the new standard, available-for-sale securities were reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity, in accordance with the above standard. The cost of securities sold is determined based on the moving-average method.

The adoption of the new accounting standard had no material effect on the accompanying consolidated statements of income.

Non-marketable available-for-sale securities are stated at cost, determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

d. Short-term investments
Short-term investments are time deposits and certificates of deposit, all of which mature or become due later than three months after the date of acquisition. Time deposits pledged as collateral as substitutes of deposits for certain construction and advertisement contracts were ¥677 million ($5,090 thousand) and ¥299 million as of March 31, 2002 and 2001.

e. Inventories
Inventories are stated at cost. Inventories of land, residential homes and condominiums, and construction projects in progress include all costs of land, land development and construction. The cost of construction materials and supplies is determined by the average method. However, appropriate write-downs are recorded for inventories with values considered to have been permanently or substantially impaired.

f. Property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation is computed substantially by the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is principally from 15 to 39 years for buildings and structures, from 10 to 13 years for machinery and equipment and from 5 to 15 years for furniture and fixtures.

g. Leases
All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

h. Retirement and pension plans
The Company and its domestic subsidiaries have unfunded retirement benefit plans and prior to April 1, 2000, recorded a liability at 40% of the amount which would be required if all employees voluntarily terminated their employment at the balance sheet date.

In addition, the Company and certain subsidiaries have a contributory funded pension plan. Prior to April 1, 2000, amounts contributed to the plan were charged to income when paid.

Effective April 1, 2000, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

In August 2000, the Company contributed certain available-for-sale securities with a fair value of ¥14,732 million to the employees' retirement benefit trust for the parent company's non-contributory pension plans, and recognized a non-cash loss of ¥266 million.

The transitional obligation of ¥43,221 million, determined as of April 1, 2000, was reduced by an immediate charge to income in the amount of the fair value of the above contribution. The remaining transitional obligation of ¥28,489 million (including ¥896 million assumed in a subsequent merger) is principally being amortized over three years. As a result, net periodic benefit costs for the year ended March 31, 2001, as compared with the prior method, increased by ¥28,676 million and income before income taxes and minority interest for the year ended March 31, 2001 decreased by ¥28,379 million.

i. Revenue and profit recognition
Sales and related profits are generally recorded when sales contracts are closed and customers have satisfied the down payment and other requirements stipulated by the contracts. Land and land development costs are allocated to units sold based upon relative area.

j. Income taxes
Effective April 1, 1999, the Group adopted the new accounting standard for interperiod allocation of income taxes based on the asset and liability method. The cumulative effect of the application of interperiod tax allocation in prior years in the amount of ¥9,253 million is included as an adjustment to retained earnings as of April 1, 1999. Such cumulative effect is calculated by applying the income tax rate stipulated by enacted tax laws to temporary differences as of April 1, 1999.

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of retained earnings
Appropriations of retained earnings at each year end are reflected in the financial statements of the following year after shareholders' approval has been obtained.

l. Foreign currency transactions
Prior to April 1, 2000, short-term receivables and payables denominated in foreign currencies were translated into Japanese yen at the current exchange rates at each balance sheet date, while long-term receivables and payables denominated in foreign currencies were translated at historical rates.

Effective April 1, 2000, the Group adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the income statement to the extent that they are not hedged by forward exchange contracts.

The adoption of the revised standard had no material impact on the consolidated financial statements for the year ended March 31, 2001.

m. Foreign currency financial statements
The balance sheet accounts of the consolidated foreign subsidiary and associated companies are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at historical exchange rates. Revenue and expense accounts of the consolidated foreign subsidiary and associated companies are translated into yen at the current exchange rate.

Defferences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

n. Derivative financial instruments
The Group uses a variety of derivative financial instruments, including foreign currency forward contracts and interest rate swaps as a means of hedging exposure to foreign currency and interest rate risks. The Group does not enter into derivatives for trading or speculative purposes.

Interest rate swaps are utilized to hedge interest rate exposures of bank loans. These swaps which qualify for hedge accounting are measured at market value at the balance sheet date and the unrealized gains or losses are deferred until maturity as other liability or asset.

o. Reclassifications
Certain reclassifications have been made in the 2001 and 2000 financial statements to conform to the classifications used in 2002.

p. Per share information
The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year. The average number of common shares used in the computation was 546,077 thousand, 519,391 thousand and 520,525 thousand shares for 2002, 2001 and 2000, respectively, net of the average number of shares of treasury stock.

Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds at the beginning of the year (or at the date of issuance if later) with an applicable adjustment for related interest expense, net of tax. Diluted net income per share of common stock for the years ended March 31, 2002 and 2001 are not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

3. Marketable and investment securities
Marketable and investment securities as of March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Current:			
Government and corporate bonds	¥ 180	¥ 38	$ 1,353
Non-current:			
Marketable equity securities	35,318	36,419	265,549
Government and corporate bonds	84	2,201	632
Total	¥35,402	¥38,620	$266,181

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2002 and 2001 were as follows:

	Millions of yen			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥26,268	¥5,250	¥2,656	¥28,862
Held-to-maturity	264	1		265

	Millions of yen			
	2001			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Held-to-maturity	¥239	¥5		¥244

	Thousands of U.S. dollars			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$197,504	$39,474	$19,970	$217,008
Held-to-maturity	1,985	7		1,992

Details of the fair value of available-for-sales securities, as of March 31, 2001 were as follows:

	Millions of yen
Carrying amount on available-for sale securities	¥35,482
Fair value on available-for sale securities	36,228
	746
Applicable income taxes	314
Minority interests	(73)
Net unrealized gain – net of tax	¥ 505

Available-for-sale securities and held-to maturity securities whose fair value is not readily determinable as of March 31, 2002 and 2001 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Available-for-sale:			
Equity securities	¥4,456	¥ 937	$33,504
Debt securities	2,000	2,000	15,037
Total	¥6,456	¥2,937	$48,541

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars	
	Available for sale	Held to maturity	Available for sale	Held to maturity
Due in one year or less		¥180		$1,353
Due after one year through five years		84		632
Due after five years through ten years	¥2,000		$15,037	
Total	¥2,000	¥264	$15,037	$1,985

4. Inventories

Inventories at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Finished residential homes and condominiums	¥ 34,176	¥ 20,488	$ 256,962
Construction projects in progress	21,428	22,397	161,113
Residential homes and condominiums in process	18,159	18,888	136,534
Land held:			
For resale	163,573	151,517	1,229,872
Under development	36,921	25,697	277,601
Undeveloped	12,561	7,242	94,444
Construction materials and supplies	11,606	11,773	87,263
Total	¥298,424	¥258,002	$2,243,789

The Group engages in two principal business activities. They manufacture and construct prefabricated houses and structures and also engage in various contracted construction projects, primarily for the construction of large-scale commercial and residential buildings. To further such business, the Group purchases land for development and resale.

5. Land revaluation

Under the "Law of Land Revaluation," promulgated on March 31, 1998 and revised on March 31, 1999 and 2001, the Company and certain subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002. The resulting land revaluation difference represents the net unrealized depreciation of land values and is stated, net of income taxes, as a component of shareholders' equity. There is no effect on the statement of income. The details of the one-time revaluation as of March 31, 2002 were as follows:

	Millions of yen	Thousands of U.S. dollars
Land before revaluation	¥311,703	$2,343,632
Land after revaluation	208,811	1,570,007
Land revaluation difference	102,892	773,625
Deferred tax assets on land revaluation	43,135	324,323
Minority interests, net	(153)	(1,149)
Net land revaluation difference	¥ 59,910	$ 450,451

6. Short-term bank loans and long-term debt

Short-term bank loans at March 31, 2002 consisted of bank loans. The annual interest rates for the short-term bank loans ranged from 0.5% to 1.4% and from 0.6% to 1.5% at March 31, 2002 and 2001, respectively.

As is customary in Japan, the Company maintains deposit balances with banks with which it has bank loans. Such deposit balances are not legally or contractually restricted as to withdrawal. In addition, collateral must be provided if requested by the lending banks and certain banks have the right to offset cash deposited with them against any bank loan or obligation that becomes due and, in case of default and certain other spacified events, against all other debt payable to the bank concerned. The Company has never received any such request.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Unsecured 2.0% convertible bonds		¥2,005	
Unsecured bank loans, 1.18%, due serially to 2003	¥1,000	1,000	$ 7,519
Unsecured 0.5% bonds due 2004	2,000		15,038
Total	3,000	3,005	22,557
Less current portion	1,000	2,005	7,519
Long-term debt, net of current portion	¥2,000	¥1,000	$15,038

Annual maturities of long-term debt at March 31, 2002, were as follows:

Year ending March 31:	Millions of yen	Thousands of U.S. dollars
2003	¥1,000	$ 7,519
2004	2,000	15,038
Total	¥3,000	$22,557

7. Retirement and pension plans

Under the unfunded employee's retirement benefit plan, employees terminating their employment are entitled, in most circumstances, to lump-sum severance payments determined by reference to wage rates at the time of termination, years of service and certain other factors. In addition, the Company, together with certain subsidiaries and associated companies, has adopted a trusteed pension plan covering most of their employees.

Effective April 1, 2000, the Company and domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits.

The liability for employees' retirement benefits at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Projected benefit obligation	¥228,306	¥210,384	$1,716,586
Fair value of plan assets	(115,811)	(125,684)	(870,759)
Unrecognized actuarial loss	(51,864)	(32,783)	(389,955)
Unrecognized transitional obligation	(9,474)	(18,395)	(71,233)
Net liability	51,157	33,522	384,639
Prepaid benefit costs	67	53	504
Liability for employees' retirement benefits	¥ 51,224	33,575	$ 385,143

The components of net periodic benefit costs are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Service cost	¥11,967	¥11,012	$ 89,977
Interest cost	7,535	6,736	56,654
Expected return on plan assets	(4,219)	(4,686)	(31,722)
Prior service benefit	(1,583)		(11,902)
Recognized actuarial loss	3,361		25,271
Amortization of transitional obligation	9,473	23,930	71,225
Net periodic benefit costs	¥26,534	¥36,992	$199,503

Prior service benefit represents the net effect of (1) a decrease in the benefit obligation of ¥5,964 million ($44,842 thousand) from raising the eligibility age for payments regarding the basic part of the welfare pension plan for employees of the Company and certain subsidiaries, which is similar to the national pension plan, in accordance with a revision in the Welfare Pension Insurance Law in March, 2000 and (2) an increase in the benefit obligation of ¥4,381 million ($32,940 thousand) from changing the Daiwa Danchi pension plan from a qualified pension plan to a welfare pension plan and unfunded retirement benefit plan. These changes were effective March 2002 and November 2001, respectively, and the full effect on the benefit obligation as of those dates was charged to imcome in the year ended March 31, 2002.

Assumptions used for the years ended March 31, 2002 and 2001 are set forth as follows:

	2002	2001
Discount rate	3.5%	3.5%
Expected rate of return on plan assets	3.5%	3.5%
Recognition period of actuarial gain (loss)	Principally 10 years	Principally 10 years
Amortization period of transitional obligation	Principally 3 years	3 years

Total charges to expense for the retirement and pension plans were ¥6,964 million for the year ended March 31, 2000.

8. Shareholders' equity

Japanese companies are subject to the Japanese Commercial Code (the"Code") to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totaled ¥17,690 million ($133,008 thousand) and ¥15,410 million as of March 31, 2002 and 2001, respectively. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, avalable for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

9. Segment information

Information about operations in different industry segments of the Group for the years ended March 31, 2002, 2001 and 2000 is as follows:

Sales and operating income

Millions of yen 2002	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥805,022	¥257,733	¥48,499	¥44,349	¥42,322		¥1,197,925
Intersegment sales	981	3,052		1,114	46,906	¥(52,053)	
Total sales	806,003	260,785	48,499	45,463	89,228	(52,053)	1,197,925
Operating expenses	763,070	242,434	52,854	45,162	86,708	(38,334)	1,151,894
Operating income (loss)	¥ 42,933	¥ 18,351	¥ (4,355)	¥ 301	¥ 2,520	¥(13,719)	¥ 46,031

Thousands of U.S. dollars 2002	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	$6,052,797	$1,937,842	$364,654	$333,451	$318,211		$9,006,955
Intersegment sales	7,376	22,947		8,376	352,677	$(391,376)	
Total sales	6,060,173	1,960,789	364,654	341,827	670,888	(391,376)	9,006,955
Operating expenses	5,737,368	1,822,812	397,398	339,564	651,941	(288,226)	8,660,857
Operating income (loss)	$ 322,805	$ 137,977	$ (32,744)	$ 2,263	$ 18,947	$(103,150)	$ 346,098

Millions of yen 2001	Residential	Commercial	Resort	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥648,804	¥247,153	¥43,485	¥ 76,795		¥1,016,237
Intersegment sales	2,882	685		44,160	¥(47,727)	
Total sales	651,686	247,838	43,485	120,955	(47,727)	1,016,237
Operating expenses	604,660	231,538	50,711	119,028	(33,990)	971,947
Operating income (loss)	¥ 47,026	¥ 16,300	¥ (7,226)	¥ 1,927	¥(13,737)	¥ 44,290

Millions of yen 2000	Residential	Commercial	Resort	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥627,925	¥215,229	¥37,308	¥ 70,611		¥951,073
Intersegment sales	2,717	1,505		48,849	¥(53,071)	
Total sales	630,642	216,734	37,308	119,460	(53,071)	951,073
Operating expenses	580,343	202,799	45,847	118,189	(43,602)	903,576
Operating income (loss)	¥ 50,299	¥ 13,935	¥ (8,539)	¥ 1,271	¥ (9,469)	¥ 47,497

Total assets, depreciation and capital investments

Millions of yen 2002	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Total assets	¥436,521	¥192,101	¥152,280	¥30,728	¥85,251	¥290,246	¥1,187,127
Depreciation	5,378	2,122	6,610	538	4,444	1,791	20,883
Capital investments	20,753	11,935	2,514	1,841	3,996	23,393	64,432

Thousands of U.S. dollars 2002	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Total assets	$3,282,113	$1,444,368	$1,144,962	$231,038	$640,985	$2,182,301	$8,925,767
Depreciation	40,436	15,955	49,699	4,045	33,414	13,466	157,015
Capital investments	156,038	89,737	18,902	13,842	30,045	175,887	484,451

Millions of yen 2001	Residential	Commercial	Resort	Other	Eliminations/ Corporate	Consolidated
Total assets	¥357,052	¥156,937	¥161,950	¥86,241	¥304,277	¥1,066,457
Depreciation	4,527	2,131	7,332	4,097	1,644	19,731
Capital investments	16,706	3,328	2,223	6,605	1,697	30,559

Millions of yen 2000	Residential	Commercial	Resort	Other	Eliminations/ Corporate	Consolidated
Total assets	¥327,182	¥132,795	¥169,030	¥91,278	¥261,608	¥981,893
Depreciation	4,588	2,104	8,176	3,518	1,941	20,327
Capital investments	4,603	2,664	3,636	4,704	1,316	16,923

Effective April 1, 2002, the Group separated the Distribution "Home Center" segment from the Other segment, because of its increasing importance and plans for expansion of store deployment. In addition, the Group changed the presentation of industry segments to include amounts related to the operation of city type hotels (formerly in the Commercial segment or Resort segment) in the Other segment, since the Group newly recognized the city type hotels enterprise as a separate management unit.

As a result, effective April 1, 2002, the industry segments consisted of the following:

Components of net sales in the consolidated statements of income	Industry segment: Residential	Commercial	Resort	Distribution "Home Center"	Other
Construction	Construction of single/ multi-family houses and condominiums	Construction of commercial buildings			
Real estate	Sales of real estate for residential use	Sales and rental of real estate for commercial use			
	Real estate commissions				
	Rental of residential complexes				
Other	Care of condominiums	Care of commercial buildings	Operation of resort type hotels and golf courses	Operation of "do-it-yourself" hardware centers	Manufacture and sales of building materials Physical distribution Operation of city type hotels

Prior to April 1, 2002, the industry segments consisted of the following:

Components of net sales in the consolidated statements of income	Industry segment: Residential	Commercial	Resort	Other
Construction	Construction of single/ multi-family houses and condominiums	Construction of commercial buildings		
Real estate	Sales of real estate for residential use	Sales and rental of real estate for commercial use		
	Real estate commissions			
	Rental of residential complexes			
Other	Care of condominiums	Care of commercial buildings	Operation of hotels and golf courses	Operation of "do-it-yourself" hardware centers Manufacture and sales of building materials Physical distribution

The information for 2001 which has been restated in order to conform to the 2002 presentation is stated below (data to restate the information for 2000 is not readily available):

	Millions of yen 2001						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥648,804	¥246,113	¥39,823	¥40,777	¥40,720		¥1,016,237
Intersegment sales	2,882	685		1,266	45,114	¥(49,947)	
Total sales	651,686	246,798	39,823	42,043	85,834	(49,947)	1,016,237
Operating expenses	604,660	230,655	45,772	43,703	83,367	(36,210)	971,947
Operating income (loss)	¥ 47,026	¥ 16,143	¥ (5,949)	¥ (1,660	¥ 2,467	¥(13,737)	¥ 44,290

	Millions of yen 2001						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Assets	¥357,052	¥156,911	¥123,792	¥32,167	¥92,258	¥304,277	¥1,066,457
Depreciation	4,527	2,124	6,128	568	4,740	1,644	19,731
Capital investments	16,706	3,315	2,215	1,495	5,131	1,697	30,559

Eliminations/Corporate include unallocated operating expenses, principally consisting of general corporate expenses incurred by the administration headquarters of the Company.

Corporate assets are principally cash and cash equivalents, marketable securities and investment securities.

10. Other income (expenses): Other — net

"Other income (expenses): Other — net" for the years ended March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Exchange gains (losses)	¥ (2)	¥ 92	¥ (292)	$ (15)
Real estate acquisition tax and other taxes	(257)	(420)	(1,206)	(1,933)
Retirement benefits for directors	(643)	(566)	(2,298)	(4,835)
Loss on liquidation of associated companies			(1,126)	
Expenses for large-scale repairs to property, plant and equipment		(1,062)		
Gain (loss) on sales of marketable and investment securities	(544)	(120)	296	(4,090)
Allowance for doubtful accounts	(873)	(342)	550	(6,564)
Loss on securities contributed to employees' retirement benefit trust		(266)		
Equity in earnings of associated companies	1,052	933	752	7,910
Write-down of membership	(411)	(820)		(3,090)
Loss on sales of membership	(170)			(1,278)
Other — net	1,929	1,729	1,283	14,504
Total	¥ 81	¥ (842)	¥(2,041)	$ 609

11. Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42.0% for the years ended March 31, 2002, 2001 and 2000.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Current:			
Deferred tax assets:			
Write-down of land held for resale	¥ 6,472	¥ 6,756	$ 48,662
Accrued bonuses	2,642	2,296	19,865
Accrued enterprise tax	240	1,135	1,804
Other	1,530	1,720	11,504
Deferred tax assets	¥10,884	¥11,907	$ 81,835
Non-current:			
Deferred tax assets:			
Employees' retirement benefits	¥20,878	¥13,752	$156,978
Unrealized gains on sales of property, plant and equipment	7,225	3,382	54,323
Other	3,605	2,608	27,105
Deferred tax assets	31,708	19,742	238,406
Deferred tax liabilities:			
Retained earnings appropriated for tax allowable reserves	¥ (2,059)	¥ (1,761)	$ (15,481)
Net unrealized gain on available-for-sale securities	(1,118)		(8,406)
Other	(87)	(87)	(654)
Deferred tax liabilities	(3,264)	(1,848)	(24,541)
Net deferred tax assets	¥28,444	¥17,894	$213,865

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying *consolidated statements of income for the years ended March 31, 2002, 2001 and 2000 is as follows:*

	2002	2001	2000
Normal effective statutory tax rates	42.0%	42.0%	42.0%
Increase (decrease) in tax rates due to:			
Permanently non-deductible expenses	9.2	6.5	1.9
Non-taxable dividend income	(0.2)	(0.7)	(0.5)
Equity in earnings of associated companies	(4.6)	(3.0)	(1.0)
Write-down of investments in subsidiaries	(0.7)	(1.2)	
Per capita levy	5.4	4.2	1.6
Decrease in valuation allowance for deferred tax assets	(11.8)		
Other — net	(0.3)	(3.0)	(0.4)
Actual effective tax rates	39.0%	44.8%	43.6%

12. Research and development costs

Research and development costs charged to income were ¥5,474 million ($41,158 thousand), ¥5,535 million and ¥4,863 million for the years ended March 31, 2002, 2001 and 2000, respectively.

13. Leases

Total lease payments under finance leases that are not deemed to transfer ownership of the leased property to the lessee were ¥4,510 million ($33,910 thousand), ¥3,949 million, and ¥4,337 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2002 and 2001 were as follows:

	Millions of yen			
	2002			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	¥8,740	¥896	¥10,110	¥19,746
Accumulated depreciation	2,395	445	5,639	8,479
Net leased property	¥6,345	¥451	¥ 4,471	¥11,267

	Millions of yen			
	2001			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	¥5,474	¥568	¥11,637	¥17,679
Accumulated depreciation	1,982	271	6,309	8,562
Net leased property	¥3,492	¥297	¥ 5,328	¥ 9,117

	Thousands of U.S. dollars			
	2002			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	$65,714	$6,737	$76,015	$148,466
Accumulated depreciation	18,008	3,346	42,398	63,752
Net leased property	$47,706	$3,391	$33,617	$ 84,714

Obligations under such finance leases as of March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Due within one year	¥ 4,255	¥3,538	$31,992
Due after one year	7,012	5,579	52,722
Total	¥11,267	¥9,117	$84,714

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expenses, which are not reflected in the accompanying statements of income, computed by the straight-line method were ¥4,510 million ($33,910 thousand), ¥3,949 million and ¥4,337 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Obligations and future rental income under non-cancellable operating leases as of March 31, 2002 and 2001 were as follows:

(Lessee)	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Due within one year	¥ 21,835	¥ 17,266	$ 164,173
Due after one year	252,757	197,552	1,900,429
Total	¥274,592	¥214,818	$2,064,602

(Lessor)	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Due within one year	¥ 15,099	¥ 11,296	$ 113,526
Due after one year	204,420	155,851	1,536,993
Total	¥219,519	¥167,147	$1,650,519

14. Derivatives

The Group enters into foreign exchange forward contracts and interest rate swaps to hedge foreign exchange or interest rate risks.

It is the Group's policy to use derivatives only for the purpose of reducing market risks associated with liabilities.

Interest rate swap contracts are subject to credit risks related to the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract. Because the counterparties to its derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from such credit risk.

The Company implemented a risk control system for derivatives primarily to control the purpose, limitation and selection of the counterparties. The system's primary function is to avoid excess risks associated with derivatives. Each derivative transaction, which is based on these internal policies, is reported to the Director of the Accounting Department, and the execution and control of derivatives are managed by the Finance Section of the Company.

Interest rate swap contracts that qualify for hedge accounting for the year ended March 31, 2002 are excluded from the disclosure or market information.

As of March 31, 2002, the Group had no other derivative contracts outstanding.

15. Commitments and contingencies

Contingencies

At March 31, 2002, contingent liabilities for notes endorsed with recourse and loans guaranteed in the ordinary course of business amounted to ¥1,304 million ($9,805 thousand) and ¥107,925 million ($811,466 thousand), respectively. Included in loans guaranteed were customers' housing loans from banks in the amount of ¥105,611 million ($794,068 thousand).

16. Merger with Daiwa Danchi Co., Ltd.

Effective April 1, 2001, the Company merged with Daiwa Danchi, which was an associated company. Under the terms of the merger, the Company issued 0.3 shares of its common stock for each Daiwa Danchi common share, which resulted in the issuance of 26,771,371 shares and increases in common stock of ¥1,339 million ($10,068 thousand) and additional paid-in capital of ¥25,714 million ($193,338 thousand).

17. Subsequent event

Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2002 were approved at the Company's shareholders' meeting held on June 27, 2002:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥10.0 ($0.08) per share	¥5,506	$41,398

Independent Auditors' Report

Daiwa House Industry Co., Ltd. and Subsidiaries

Tohmatsu & Co.
Osaka Kokusai Building
3-13, Azuchimachi 2-chome,
Chuo-ku, Osaka 541-0052, Japan

Tel :+81-6-6261-1381
Fax:+81-6-6261-1238
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors and Shareholders of
Daiwa House Industry Co., Ltd.:

We have examined the consolidated balance sheets of Daiwa House Industry Co., Ltd. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Daiwa House Industry Co., Ltd. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles and practices generally accepted in Japan consistently applied during the period except for the change, with which we concur, in the presentation of industry segments as discussed in Note 9.

As discussed in Note 2, effective April 1, 1999, the consolidated financial statements have been prepared in accordance with a new accounting standard for interperiod allocation of income taxes based on the asset and liability method; effective April 1, 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for employees' retirement benefits and financial instruments; and, effective April 1, 2001, in accordance with the new accounting standerd for financial instruments, available-for-sale securities are reported at fair value.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2002

Please refer to the Daiwa House English-language site for further detailed information.

http://www.daiwahouse.co.jp/tops/top0_english.html


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Corporate Information
Corporate Data
History
Annual Report
For Shareholders
2002 ANNUAL REPORT
Daiwa House
FOR PRIOR YEARS

In addition to the present report, annual and semi-annual reports *for past business terms are posted* on the website.

In addition to consolidated financial statements, the site contains detailed non-consolidated financial information.



Daiwa House™
group

2002•8•10•DJ
Printed in Japan

Daiwa House Industry Co. Ltd.
File Number 0889-00060
2004 Releases

Daiwa House®
group

FINANCIAL FACTBOOK

Interim of Fiscal Year Ending March 31,2004

Consolidated & Non-Consolidated



ダイワハウス 大和ハウス工業株式會社

FINANCIAL FACT BOOK

INDEX　目　次

連結（CONSOLIDATED）

FINANCIAL FACT BOOK

単独（NON-CONSOLIDATED）

Prefabricated Housing Starts in Whole Housing Starts
住宅着工戸数 - プレハブ着工戸数

Prefabricated Housing Starts in Private-Owned Housing Starts
持家着工戸数 - プレハブ着工戸数



(Thousands of units /千戸)
(%)
1,400
1,200
1,000
800
600
400
200
0
16.0
15.5
15.0
14.5
14.0
13.5
13.0
12.5
12.0
11.5
11.0
'00
'01
'02
'03
'04中間
Housing Starts
住宅着工戸数
Prefabrication Share
プレハブシェア
Prefabricated Housing Starts
プレハブ着工戸数
(Thousands of units /千戸)
(%)
500
400
300
200
100
0
25.0
24.0
23.0
22.0
21.0
20.0
19.0
18.0
17.0
16.0
Private-Owned Housing Starts
持家着工戸数
Prefabricated in Private-Owned Houses
持家着工戸数の内、プレハブ着工戸数
Prefabrication Share in Private-Owned Houses
持家着工戸数のプレハブシェア

Fiscal years ended March 31	2000	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*
Housing Starts(Thousands of unit) 住宅着工戸数（千戸）	1,226	1,213	1,173	1,146	603
Prefabricated Housing Starts(Thousands of unit) プレハブ着工戸数（千戸）	185	171	163	162	80
Prefabrication Share(%) プレハブシェア（%）	15.1	14.1	13.9	14.1	13.2
Private-Owned Housing Starts(Thousands of unit) 持家着工戸数（千戸）	476	438	377	366	207
Prefabricatied in Private-Owned Houses(Thousand of unit) 持家着工戸数の内、プレハブ着工戸数（千戸）	97	85	70	66	35
Prefabrication Share in Private-Owned Houses(%) 持家着工戸数のプレハブシェア（%）	20.4	19.5	18.6	18.0	17.0

(注)住宅着工戸数及びプレハブ着工戸数は、「住宅着工統計」(国土交通省)より

Source: "Statistical Survey of Construction Starts"- Ministry of Land, Infrastructure and Transport.

Sales of Houses (In Number of Unit)
住宅販売戸数


(Units /戸)
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
'00
'01
'02
'03
'04予想
Multi-family houses 集合
Condominiums マンション
Single-family houses 戸建

Fiscal years ended March 31	2000	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*	2004 通期予想 *Estimate*
Sales of Houses(In Number of Unit) 住宅販売戸数 戸)	36,694	35,204	40,284	40,970	20,399	41,580
Single-Family Houses(In Number of Unit) 戸建 戸)	14,234	13,705	13,725	12,909	6,273	12,580
Condominiums(In Number of Unit) マンション 戸)	429	1,009	4,143	3,669	1,775	3,600
Multi-Family Houses(In Number of Unit) 集合 戸)	22,031	20,490	22,416	24,392	12,351	25,400

注)戸建住宅の販売戸数には、分譲住宅の販売戸数を含んでいます。

'Real Estate-Single Family Houses for Sale' is included in 'Single Family Houses' Sales

ANALYSIS OF OPERATIONS 業績

Net Sales (left scale)
売上高 左メモリ)
Operating Income ・Ordinary Income ・Net Income(Loss) (right scale)
営業利益 経常利益 税引利益(損失) 右メモリ)



(¥Million /百万円)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
(¥Million /百万円)
100,000
80,000
60,000
40,000
20,000
0
-20,000
-40,000
-60,000
-80,000
-100,000
'00
'01
'02
'03
"04予想
Net Sales
売上高
Operating Income
営業利益
Ordinary Income
経常利益
Net Income(Loss)
税引利益(損失)

Fiscal years ended March 31	2000	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*	2004 通期予想 *Estimate*
Net Sales (¥Million) 売上高 百万円)	951,072	1,016,236	1,197,924	1,184,543	597,199	1,220,000
Operating Income (¥Million) 営業利益 百万円)	47,497	44,289	46,031	45,271	26,704	58,800
Ordinary Income(Loss) (¥Million) 経常利益 百万円)	49,032	46,780	44,635	41,851	28,728	62,000
Net Income(Loss) (¥Million) 税引利益(損失) 百万円)	17,450	6,256	5,216	-91,388	15,194	33,000

Sales by Segment
セグメント別売上高

¥Million /百万円)
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
'03
'04予想
Housing
住宅事業
Commercial construction
商業建築事業
Resort Hotels
観光事業
Home Center
ホームセンター事業
Others
その他事業

セグメント別売上高

Fiscal years ended March 31		2003	2004 中間期 *Interim of FYE 3/2004*	2004 通期予想 *Estimate*
Housing	住宅事業	791,980	391,505	795,600
Commercial Construction	商業建築事業	248,013	133,366	279,000
Resort Hotels	観光事業	51,903	26,755	53,900
Home Center	ホームセンタ事業	52,159	28,326	57,000
Others	その他事業	97,116	46,790	93,500
Total	合計	**1,184,543**	**597,199**	**1,220,000**

Operating Income (Loss) by Segment
セグメント別営業利益(損失)

¥Million /百万円)
50,000
40,000
30,000
20,000
10,000
0
-10,000
'03
'04予想
Housing
住宅事業
Commercial Construction
商業建築事業
Resort Hotels
観光事業
Home Center
ホームセンター事業
Others
その他事業

セグメント別営業利益(損失)

	2003	2004 中間期 *Interim of FYE 3/2004*	2004 通期予想 *Estimate*
住宅事業	39,134	20,998	44,000
商業建築事業	17,631	9,737	21,900
観光事業	-3,968	56	290
ホームセンター事業	305	122	280
その他事業	2,573	1,178	3,100
合計	**45,271**	**26,704**	**58,800**

ANALYSIS OF FINANCIAL POSITION 財政状態

Shareholders' Equity / Total Assets
株主資本比率

(%)
70
60
50
40
30
20
10
0
'00 '01 '02 '03 '04中間

Shareholders' Equity/Total Assets
株主資本比率

Liquid Ratio
流動比率
Fixed Assets / Shareholders' Equity
固定比率

(%)
300
250
200
150
100
50
0
'00 '01 '02 '03 '04中間

Liquid Ratio
流動比率
Fixed Assets/Shareholders' Equity
固定比率

Fiscal years ended March 31	2000	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*
Shareholders' Equity/Total Assets(%) 株主資本比率 (%)	62.9	57.6	49.1	44.2	44.9
Liquid Ratio(%) 流動比率 (%)	230.8	195.0	157.5	174.2	177.0
Fixed Assets/Shareholders' Equity(%) 固定比率 (%)	86.1	88.8	110.6	129.5	125.3


Return on Equity
株主資本税引利益率
(%)
10.0
5.0
0.0
-5.0
-10.0
-15.0
-20.0
'00
'01
'02
'03
'04中間
Return on Equity
株主資本税引利益率
Shareholders' Equity per Share (left scale)
一株当たり株主資本 左メモリ)
Net Income (Loss) per Share (right scale)
一株当たり利益 損失) 右メモリ)
(¥/円)
1,200
1,150
1,100
1,050
1,000
950
900
850
800
(¥/円)
100
50
0
-50
-100
-150
-200
'00
'01
'02
'03
'04中間
Shareholders' Equity per Share
一株当たり株主資本
Net Income(Loss) per Share
一株当たり利益（損失）

Fiscal years ended March 31	2000	2001	2002	2003	2004 中間期 Interim of FYE 3/2004
Return on Equity(%) 株主資本税引利益率 %)	2.9	1.0	0.9	-17.1	* 6.2
Shareholders' Equity per Share(¥) 一株当たり株主資本 円)	1,188.6	1,182.0	1,066.6	884.6	914.9
Net Income(Loss) per Share(¥) 一株当たり利益 損失) 円)	33.52	12.05	9.55	-167.06	27.79

*年換算で表示しています。
Convertion at an Annual Rate

Capital Expenditures *設備投資額*


(¥Million / 百万円)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
'02
'03
'04予想

Depreciation *減価償却費*

(¥Million / 百万円)

Fiscal years ended March 31		2002	2003	2004 中間期 Interim of FYE 3/2004	2004 通期予想 Estimate
Capital Expenditures(¥Million) 設備投資額 百万円)		64,432	24,711	8,782	21,000
	住宅事業	20,753	6,983	3,268	6,060
	商業建築事業	11,934	8,114	1,185	6,480
	観光事業	2,514	2,164	604	3,100
	ホームセンター事業	1,841	2,317	1,219	1,478
	その他事業	3,996	3,777	2,642	4,390
	消去及び全社	23,392	1,354	(137)	(508)
Depreciation(¥Million) 減価償却費 百万円)		20,882	21,386	7,348	15,169
	住宅事業	5,378	5,287	2,376	4,900
	商業建築事業	2,122	2,604	1,341	2,860
	観光事業	6,609	6,333	741	1,500
	ホームセンター事業	538	591	296	640
	その他事業	4,442	4,774	1,778	3,600
	消去及び全社	1,791	1,793	814	1,669

Consolidated Balance Sheets (¥Million)
貸借対照表 百万円)

March 31		2000	2001	2002	2003	2004(中間) Interim of FYE 3/2004
＜Assets 資産の部＞						
Current Assets	流動資産					
Cash & Time Deposits	現預金	142,790	176,494	150,118	104,083	126,755
Trade Notes & Accounts Receivable	受取手形・売掛金	56,247	62,873	65,875	62,922	60,912
Marketable Securities	有価証券		37	179	201	219
Inventories	棚卸資産	229,792	258,001	298,423	267,198	261,531
Other	その他の流動資産	22,584	25,513	29,983	35,860	39,564
Allowance for Doubtful Accounts	貸倒引当金	-2,150	-1,757	-1,765	-1,971	-2,055
Total Current Assets	流動資産合計	**449,266**	**521,163**	**542,814**	**468,295**	**486,928**
Fixed Assets	固定資産					
Tangible Fixed Assets	有形固定資産	376,488	383,853	426,630	349,646	346,470
Intangible Fixed Assets	無形固定資産	3,619	4,814	7,488	7,509	7,532
Investments & Other Assets	投資等	151,543	156,626	210,194	268,990	272,861
Total Fixed Assets	固定資産合計	**531,651**	**545,293**	**644,312**	**626,145**	**626,864**
Translation Adjustment	為替換算調整勘定	975				
Total Assets	資産合計	**981,893**	**1,066,457**	**1,187,127**	**1,094,441**	**1,113,792**
＜Liabilities 負債の部＞						
Current Liabilities	流動負債					
Trade Notes & Accounts Payable	支払手形・買掛金	91,157	149,802	174,773	116,902	121,488
Short-Term Bank Loans	短期借入金		2,000	54,000	2,800	650
Long-Term Bank Loans within One Year	一年以内に返済予定の長期借入金			1,000		50
Bonds Due within One Year	一年以内に償還予定の社債		2,005			
Accrued Income Taxes	未払法人税・事業税	13,350	13,200	2,378	8,419	13,379
Other	その他の流動負債	90,164	100,272	112,573	140,689	139,552
Total Current Liabilities	流動負債合計	**194,672**	**267,280**	**344,725**	**268,811**	**275,121**
Long-Term Liabilities	固定負債					
Bonds	社債	2,090		2,000	2,000	
Long-Term Bank Loans	長期借入金		1,000		1,237	936
Other	その他の固定負債	144,198	160,855	234,048	315,951	318,261
Total Long-Term Liabilities	固定負債合計	**146,288**	**161,855**	**236,048**	**319,188**	**319,197**
Total Liabilities	負債合計	**340,961**	**429,135**	**580,773**	**588,000**	**594,319**
Minority Interests	少数株主持分	**23,510**	**23,454**	**23,915**	**22,756**	**19,337**
＜Shareholders' Equity 資本の部＞						
Common Stock	資本金	108,781	108,781	110,120	110,120	110,120
Additional Paid-in Capital	資本準備金	122,041	122,041	147,755		
Capital Reserve	資本剰余金				147,755	147,755
Retained Earnings	連結剰余金	390,206	387,594	387,590		
Retained Earnings	利益剰余金				289,840	297,426
Land Revaluation Surplus	土地再評価差額金			-59,909	-60,408	-58,096
Net unrealized Gain on Available-for-Sale Securities	その他有価証券評価差額金			1,357	776	7,411
Cumulative Translation Adjustment	為替換算調整勘定		-927	-808	-881	-826
Treasury Stock-at Cost	自己株式	-3,607	-3,621	-3,667	-3,517	-3,654
Total Shareholders' Equity	資本合計	**617,421**	**613,867**	**582,438**	**483,684**	**500,136**
Total Liabilities & Shareholders' Equity	負債・資本合計	**981,893**	**1,066,457**	**1,187,127**	**1,094,441**	**1,113,792**

Consolidated Statements of Income (¥Million)
損益計算書 百万円)

Years Ended March 31		2000	2001	2002	2003	2004(中間) Interim of FYE 3/2004
＜Operating Income & Expenses 営業損益の部＞						
Net Sales	売上高	951,072	1,016,236	1,197,924	1,184,543	597,199
Cost of Sales	売上原価	736,309	794,170	945,473	936,860	469,789
Selling,General & Administrative Expenses	販管費	167,266	177,776	206,419	202,411	100,704
Operating Income	営業利益	**47,497**	**44,289**	**46,031**	**45,271**	**26,704**
＜Non-Operationg Income & Expenses 営業外損益の部＞						
Interest & Dividend Income	受取利息 配当金	910	796	568	546	327
Equity in Earning of Associated Companies	持分法による投資利益	752	933	1,051	277	1,181
Interest Expenses	支払利息 社債利息	434	298	1,348	722	207
Ordinary Income	経常利益	**49,032**	**46,780**	**44,635**	**41,851**	**28,728**
Income(Loss) before Taxes	税金等調整前当期純利益(純損失)	**32,123**	**12,796**	**9,538**	**-155,157**	**28,191**
Income Taxes	法人税等	14,014	5,731	3,720	-63,577	12,592
Minority Income (Loss)	少数株主利益(損失)	659	808	600	-191	405
Equity in Earning of Associated Companies	持分法投資損益					
Net Income (Loss)	当期純利益(純損失)	**17,450**	**6,256**	**5,216**	**-91,388**	**15,194**

		2000	2001	2002	2003	2004(中間)
Net Income (Loss) per Share (¥)	一株当たり利益(損失) 円)	33.52	12.05	9.55	-167.06	27.79
Cash Dividends per Share (¥)	一株当たり配当金 円)	17.00	17.00	10.00	10.00	-
Pay-out Ratio (%)	配当性向 %)	50.7	141.1	104.7	-	-

		2000	2001	2002	2003	2004(中間)
Non-Operating Inc.& Exp.-Net	金融収支	476	497	-779	-176	119
Number of Outstanding Shares (Thousands of Share)	発行済株式数 千株)	519,441	519,340	546,054	546,816	546,661

Consolidated Statements of Sharehoiders' Equity (¥Million)
剰余金計算書 百万円)

	Outstanding Number of Shares of Common Stock (Thousands) 発行済株式総数 (千株)	Common Stock 資本金	Additional Paid-in Capital 資本準備金	Capital Reserve 資本剰余金	Retained Earnings 連結剰余金	Retained Earnings 利益剰余金
Balance,March31,1999	**523,893**	**108,781**	**122,041**		**372,240**	
Net Income 当期純利益					**17,450**	
Cash Dividends, ¥17.0per Share 株主配当金					(8,867)	
Bonuses to Directors and Corporate Auditors 役員賞与金					(54)	
Other その他	(4,452)				9,437	
Balance,March31,2000	**519,441**	**108,781**	**122,041**		**390,206**	
Net Income 当期純利益					6,256	
Cash Dividends, ¥17.0per Share 株主配当金					(8,830)	
Bonuses to Directors and Corporate Auditors 役員賞与金					(37)	
Other その他	(101)					
Balance,March31,2001	**519,340**	**108,781**	**122,041**		**387,594**	
Net Income 当期純利益					5,216	
Cash Dividends, ¥17.0per Share 株主配当金					(8,828)	
Bonuses to Directors and Corporate Auditors 役員賞与金					(54)	
Other その他	26,714	(1,339)	(25,714)		3,663	
Balance,March31,2002	**546,054**	**110,120**	**147,755**		**387,590**	
Net Loss 当期純損失					—	(91,388)
Cash Dividends, ¥1 0 .0per Share 株主配当金					—	(5,460)
Bonuses to Directors and Corporate Auditors 役員賞与金					—	(18)
Other その他	762				—	(883)
Balance,March31,2003	**546,816**	**110,120**	—	**147,755**	—	**289,840**
Net Income 当期純利益					—	15,194
Cash Dividends, ¥1 0 .0per Share 株主配当金					—	(5,457)
Bonuses to Directors and Corporate Auditors 役員賞与金					—	( )
Other その他	155			0	—	(2,150)
Balance,S ep tem be 30,2003	**546,661**	**110,120**	—	**147,755**	—	**297,426**

Consolidated Statements of Cash Flows (¥Million)
キャッシュ・フロー計算書 百万円)

		2003中間 Interim FYE 03/2003	2004中間 Interim FYE 03/2004
<Operating Activities 営業活動によるキャッシュ・フロー>			
Income before Taxes and Minority Interests	税金等調整前当期純利益	9,836	28,191
Depreciation	減価償却費	10,362	7,348
Increase in Liability for Termination and Retirement Benefit Plans	退職給付引当金の増加額	10,048	2,401
Interest Income and Dividend Income	受取利息及び受取配当金	-328	-327
Interest Expense	支払利息	404	207
Equity in Earnings of Associated Companies	持分法による投資利益	-589	-1,181
Loss on Sales and Disposal of Property, Plant and Equipment	有形固定資産の除売却損	437	590
Write-down of Marketable and Investment Securities	投資有価証券評価損	57	60
Write-down of Golf Club Memberships	ゴルフ会員権評価損	27	10
Increase in Notes and Accounts Recievable-trade	売上債権の増減額	-2,351	1,548
Decrase in Inventories	棚卸資産の増減額	13,192	-8,377
Increase in Construction Materials and Supplies	未成工事受入金の増減額	372	4,744
Decrease (Increase) in Notes and Accounts Payable-trade	仕入債務の増減額	-46,229	1,182
Other - Net	その他	-6,944	7,501
Subtotal	小計	-11,703	43,900
Interest and Dividends Received	利息及び配当金の受取額	321	644
Interest Paid	利息の支払額	-395	-236
Income Tax Paid	法人税等の支払額	-5,771	-2,148
Net Cash Provided by Operating Activities	**営業活動によるキャッシュ・フロー**	**-17,549**	**42,160**
<Investing Activities 投資活動によるキャッシュ・フロー>			
Disbursements for Purchase of Property	有形 無形固定資産の取得による支出	-10,727	-9,218
Proceeds from Sales of Property, Plant and Equipment	有形固定資産の売却による収入	1,033	1,068
Purchase of Investment Securities	投資有価証券の取得による支出	-2,083	-853
Proceeds from Sales of Investment Securities	投資有価証券の売却による収入	70	7
Other - Net	その他	-1,342	-4,511
Net Cash Used in Investing Activities	**投資活動によるキャッシュ・フロー**	**-13,049**	**-13,508**
<Financing Activities 財務活動によるキャッシュ・フロー>			
Net Decrease in Short-term Loans	短期借入金の増減額	-14,100	-150
Net Increase in Long-term Loans	長期借入金の増減額	222	-12
Gain on Sales of Treasury Stock	自己株式の買取と売却による収支差額	-59	-44
Cash Dividends Paid by Parent Company	親会社による配当金の支払額	-5,460	-5,457
Cash Dividends Paid to Minority Interests	少数株主への配当金の支払額	-284	-271
Net Cash Used in Financing Activities	**財務活動によるキャッシュ・フロー**	**-19,682**	**-5,936**
Foreign Currency Translation Adjustment on Cash and Cash Equivalents	現金及び現金同等物に係る換算差額	—	—
Net Decrease in Cash and Cash Equivalents	現金及び現金同等物の増減額	-50,280	22,715
Cash and Cash Equivalents at Beginning of Year	現金及び現金同等物期首残高	148,519	103,949
Cash and Cash Equivalents at end of Year	現金及び現金同等物期末残高	98,238	126,664

【住宅事業 Housing】

Units under Management

住宅管理戸数の推移


(Units /戸)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
'01
'02
'03
'04中間
Management of Rental Apartment Units
賃貸住宅管理戸数 (大和リビング(株))
Management of Condominium Units
分譲型マンション管理戸数 (株)ダイワサービス)

Fiscal years ended March 31	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*
Managemennt of Rental Apartment Units 賃貸住宅管理戸数 (大和リビング(株))	46,057	57,311	66,934	74,901
Management of Condominium Units 分譲型マンション管理戸数 (株)ダイワサービス)	27,981	34,162	36,207	37,365

賃貸住宅管理戸数 (大和リビング(株))

	戸数	入居率
一括借上 (入居保証)※	52,024	95.7%
一般管理	22,877	—
合計	**74,901**	—

※自社所有物件を含む *including own assets*

■ 分譲型マンション管理戸数 (株)ダイワサービス)

	棟数	戸数
管理組合からの受託	687	37,365

【商業建築事業 Commercial Construction】

Sublease Areas of Commercial Construction
商業建築建物（転貸）面積の推移


(㎡)
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
'01
'02
'03
'04中間
DAIWA INFORMATION SERVICES CO.,LTD
大和情報サービス㈱
DAIWAROYAL CO.,LTD
ダイワロイヤル㈱
TOTAL
2社計

Fiscal years ended March 31	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*
DAIWA INFORMATION SERVICES CO.,LTD ･･① 大和情報サービス㈱	367,693	434,290	467,217	508,782
DAIWAROYAL CO.,LTD ･･② ダイワロイヤル㈱	217,411	282,114	392,931	457,053
TOTAL 2社計	**585,104**	**716,404**	**860,148**	**965,835**

Other Circumstances of Commercial Construction (sublease)
商業建築建物賃貸（転貸）の状況

	Areas 建物賃貸面積（㎡）	*Tenants* テナント数	*Occupancy* 入居率
①大和情報サービス㈱	508,782	786	99.6%
②ダイワロイヤル㈱	457,053	892	99.3%
2 社 計	**965,835**	**1,678**	**99.5%**

Premiums and Obligations under Operating Lease (¥ million)
オペレーティングリースの状況（未経過リース料残高）（単位：百万円）

	as a lessor 貸手（対テナント）	*as a lessee* 借手（対建物オーナー）
①大和情報サービス㈱	137,598	117,178
②ダイワロイヤル㈱	178,681	149,999
2 社 計	**316,279**	**267,177**

【観光事業 Resort Hotels】

Number of Hotels Guests (left scale)
宿泊お客様数
Room Occupancy Rates (right scale)
客室稼働率の推移


(Thousands / 千人)
(%)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
50
45
40
35
30
25
20
'02
'03
'04
Number of Guests (the first half) 上期宿泊お客様数
Number of Guests (the second half) 下期宿泊お客様数
Room Occupancy Rates (the first half) 上期客室稼働率
Room Occupancy Rates (the second half) 下期客室稼働率

Fiscal years ended March 31	2002	2003	2004
Number of Guests (the first half) 上期宿泊お客様数（人）	1,245,892	1,393,300	1,447,568
Number of Guests (the second half) 下期宿泊お客様数（人）	1,125,519	1,308,867	
Room Occupancy Rates (the first half) 上期客室稼働率（%）	40.9	45.7	47.4
Room Occupancy Rates (the second half) 下期客室稼動率(%)	38.6	44.9	

Guests Attending Weddings (left scale)
婚礼利用お客様数の推移
Number of Chapels (right scale)
チャペル（洋式結婚式場）数の推移

(Thousands / 千人) (Facilities / 施設)

120 / 100 / 80 / 60 / 40 / 20 — 30 / 25 / 20 / 15 / 10 / 5 / 0 — '02 '03 '04

Guests Attending Weddings (the first half) 上期婚礼利用お客様数
Guests Attending Weddings (the second half) 下期婚礼利用お客様数
Number of Chapels チャペル数

Fiscal years ended March 31	2002	2003	2004
Guests Attending Weddings (the first half) 上期婚礼利用お客様数	72,962	94,742	102,707
Guests Attending Weddings (the second half) 下期婚礼利用お客様数	105,567	112,480	
Number of Chapels チャペル数（館内型8施設を含む）	21	24	* 24
Number of Daiwa Royal Members Club メンバーズ期末会員数	11,350	10,909	* 10,717

* 中間期末数 *As of Sept.30, 2003*　ホテル数は29ヶ所 *29 hotels*

【観光事業 Resort Hotels-Golf Courses】

Number of Guests (left scale)
ゴルフ場ご利用お客様数
Number of Members (right scale)
期末会員数


(人)
250,000
200,000
150,000
100,000
50,000
0
(人)
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
'03 the first
'03 the second
'04 the first
Number of Guests ゴルフ場ご利用お客様数
Number of Members 期末会員数

Fiscal years ended March 31	2003 the first half 上期	2003 the second half 下期	2004 the first half 上期
Number of Guests ゴルフ場ご利用お客様数	208,006	159,231	195,234
Number of Members 期末会員数	6,494	6,209	6,010

Net Scale (left scale)
ゴルフ場売上高
Sales Account per Customer (right scale)
ゴルフ場お客様1人当たりご利用単価

(¥Millon/百万円) 4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0
(¥/円) 16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0
'03 the first / '03 the second / '04 the first
Net Sales ゴルフ場売上高 — Sales Account per Customer ゴルフ場1人当たりご利用単価

Fiscal years ended March 31	2003 the first half 上期	2003 the second half 下期	2004 the first half 上期
Net Sales ゴルフ場売上高	2,663	2,064	2,342
Sales Account per Customer ゴルフ場お客様1人当たりご利用単価	12,730	12,043	11,524

※ゴルフ場数は10ケ所 *total values of 10 golf cources*

【ホームセンター事業 Home Center】

Store Visits
購入お客様数
Sales Account per Customer
お客様1人当たり購入単価

Sales Floor Space (left scale)
期末店舗面積
Number of Stores (right scale)
期末店舗数


(Thousands /千人)
(¥/円)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
3,000
2,500
2,000
1,500
1,000
500
'02
'03
'04
Number of Guests (the first half) 上期購入お客様数
Number of Guests (the second half) 下期購入お客様数
Sales Account per Customer (the first half) 上期お客様1人当たり単価
Sales Account per Customer (the second half) 下期お客様1人当たり単価
(㎡)
(Stores/店)
200,000
190,000
180,000
170,000
160,000
150,000
140,000
130,000
120,000
110,000
100,000
40
35
30
25
20
'04中間
Sales Floor Space 期末店舗面積
Number of Stores 期末店舗数

Fiscal years ended March 31	2002	2003	2004
Number of Guests (the first half)(thousands) 上期購入お客様数（千人）	8,522	10,057	11,473
Numbers of Guests (the second half)(thousand) 下期購入お客様数（千人）	8,348	10,375	
Sales Account per Customer (the first half)(¥) 上期お客様1人当たり購入単価（円）※	2,509	2,373	2,287
Sales Account per Customer (the second half)(¥) 下期お客様1人当たり購入単価（円）※	2,476	2,314	

※リフォームを除く *Except from Home Renovation*

Fiscal years ended March 31	2002	2003	2004 中間期 *Interim of FYE 3/2004*
Sales Floor Space 期末店舗面積（外売場を除く）	146,233	166,239	180,474
Numbers of Stores 期末店舗数	36	38	40

伊川谷店（兵庫県） 03年 4月ｵｰﾌﾟﾝ
習志野店（千葉県） 03年 9月ｵｰﾌﾟﾝ
野田店（千葉県） 04年 4月ｵｰﾌﾟﾝ予定

【その他事業-都市型ホテル部門 Others- City-Center Hotels】

Room Occupancy Rates
客室稼働率の推移

(%)
90
85
80
75
70
65
60
55
50
'02 '03 '04

Room Occupancy Rates (the first half) 上期客室稼働率
Room Occupancy Rates (the second half) 下期客室稼働率

Fiscal years ended March 31	2002	2003	2004
Room Occupancy Rates (the first half)(%) 上期客室稼働率(%)	77.9	74.3	78.9
Room Occupancy Rates (the second half)(%) 下期客室稼動率(%)	69.6	75.0	

Number of Rooms
客室数の推移

(Rooms/室)
2,100
1,800
1,500
1,200
900
600
300
0
'02 '03 '04中間

■ "Royton Sapporo" ロイトン札幌
□ "Roynet Hotels" ロイネットホテル

Fiscal years ended March 31	2002	2003	2004 中間期 Interim of FYE 3/2004
"Roynet Hotels"	(6)	(8)	(9)
ロイネットホテル (ダイワロイヤル(株))	1,159	1,594	1,795
"Royton Sapporo"	(1)	(1)	(1)
ロイトン札幌 (大和ハウス工業(株))	292	292	292
Total	**(7)**	**(9)**	**(10)**
合計	**1,451**	**1,886**	**2,087**

※( ) 内はホテル数 *The inside of ( ) shows the numbers of each hotels.*

ANALYSIS OF OPERATIONS 業績

Net Sales (left scale)
売上高（左メモリ）
Operating Income・Ordinary Income・Net Income(Loss) (right scale)
営業利益・経常利益・税引利益(損失)（右メモリ）



(¥Million /百万円)
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
(¥Million /百万円)
60,000
40,000
20,000
0
-20,000
-40,000
-60,000
-80,000
-100,000
-120,000
'00
'01
'02
'03
'04予想
Net Sales
売上高
Operating Income
営業利益
Ordinary Income
経常利益
Net Income(Loss)
税引利益(損失)

Fiscal years ended March 31	2000	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*	2004 通期予想 *Estimate*
Net Sales (¥Million) 売上高（百万円）	871,892	917,355	1,081,079	1,042,920	530,582	1,080,000
Operating Income (¥Million) 営業利益（百万円）	41,365	38,096	38,711	33,143	22,652	49,300
Ordinary Income (¥Million) 経常利益（百万円）	42,921	40,103	36,604	30,636	23,870	51,000
Net Income(Loss) (¥Million) 税引利益(損失)（百万円）	14,696	4,038	1,027	-99,642	13,295	28,000

Sales by Segment-Changes in Sales Mix
部門別売上高


'04予想
'03
'02
'01
'00
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Single-Family Houses
戸建
Multi-Family Houses
集合
Stores
流通店舗
Office Buildings, Factories
鋼管構造・建築
Real Estate
不動産
Resort Hotels
観光
Home Center
ホームセンター

(単位:百万円 ¥Million)

Fiscal years ended March 31		2000	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*	2004 通期予想 *Estimate*
Single-Family Houses	戸建	327,049	300,757	281,491	277,826	148,306	298,000
Multi-Family Houses	集合	185,848	175,666	193,471	208,001	106,814	219,000
Stores	流通店舗	110,491	129,688	128,499	126,540	66,725	140,000
Office Buildings,Factories	鋼管構造 建築	85,806	91,494	98,748	83,501	47,802	98,000
Real Estate	不動産	86,224	134,335	283,819	239,583	104,305	211,000
Resort Hotels	観光	37,308	43,485	49,589	55,311	28,303	57,000
Home Center	ホームセンター	39,166	41,930	45,463	52,159	28,327	57,000
Total	合計	**871,892**	**917,355**	**1,081,079**	**1,042,920**	**530,582**	**1,080,000**

Gross Profit Ratio by Segment
部門別売上総利益率



(%)
35
30
25
20
15
10
'00
'01
'02
'03
'04予想
Single-Family Houses
戸建
Multi-Family Houses
集合
Stores
流通店舗
Office Buildings, Factories
鋼管構造・建築
Real Estate
不動産
Resort Hotels
観光
Home Center
ホームセンター

Years ended March 31		2000	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*	2004 通期予想 *Estimate*
Single-Family Houses	戸建	25.9	25.1	24.3	23.9	24.3	24.4
Multi-Family Houses	集合	24.6	24.5	24.0	24.6	24.0	24.1
Stores	流通店舗	20.7	20.5	21.9	21.7	21.3	21.3
Office Buildings,Factories	鋼管構造 建築	14.0	13.8	12.8	14.5	16.0	16.0
Real Estate	不動産	11.2	16.2	14.6	12.4	14.4	14.3
Resort Hotels	観光	26.6	27.0	28.4	27.7	28.4	28.4
Home Center	ホームセンター	29.7	31.1	30.7	29.1	29.0	29.1
Total	**合計**	**22.5**	**22.2**	**20.8**	**20.8**	**21.6**	**21.6**

ANALYSIS OF FINANCIAL POSITION 財政状態



Shareholders' Equity/Total Assets
株主資本比率
(%)
80
70
60
50
40
30
20
10
0
'00
'01
'02
'03
'04中間
Shareholders' Equity/Total Assets
株主資本比率
Liquid Ratio
流動比率
Fixed Assets/Shareholders' Equity
固定比率
(%)
300
250
200
150
100
50
0
'00
'01
'02
'03
'04中間
Liquid Ratio
流動比率
Fixed Assets/Shareholders' Equity
固定比率

Fiscal years ended March 31	2000	2001	2002	2003	2004 中間期 Interim of FYE 3/2004
Shareholders' Equity/Total Assets(%) 株主資本比率 (%)	67.3	62.2	54.2	50.1	49.9
Liquid Ratio(%) 流動比率 (%)	231.2	192.5	152.5	165.6	167.9
Fixed Assets/Shareholders' Equity(%) 固定比率 (%)	80.8	82.2	99.8	114.2	110.0

Return on Equity
株主資本税引利益率

Shareholders' Equity per Share (left scale)
一株当たり株主資本 左メモリ)
Net Income(Loss) per Share (right scale)
一株当たり利益(損失) 右メモリ)


(%)
10.0
5.0
0.0
-5.0
-10.0
-15.0
-20.0
'00
'01
'02
'03
'04中間
Return on Equity
株主資本税引利益率
(¥/円)
(¥/円)
1,150
1,100
1,050
1,000
950
900
850
800
50
0
-50
-100
-150
-200
'00
'01
'02
'03
'04中間
Shareholders' Equity per Share
一株当たり株主資本
Net Income(Loss) per Share
一株当たり利益(損失)

Fiscal years ended March 31	2000	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*
Return on Equity(%) 株主資本税引利益率 (%)	2.5	0.7	0.2	-19.3	* 5.7
Shareholders' Equity per Share(¥) 一株当たり株主資本 (円)	1,137.4	1,128.1	1,036.7	842.4	867.7
Net Income(Loss) per Share(¥) 一株当たり利益(損失) (円)	28.05	7.71	1.87	-181.01	24.16

*年換算で表示しています。
Convertion at an Annual Rate

Non-Consolidated Balance Sheets (¥Million)
貸借対照表 百万円)

March 31		2000	2001	2002	2003	2004(中間) Interim of FYE 3/2004
<Assets 資産の部>						
Current Assets	流動資産					
Cash & Time Deposits	現預金	114,132	148,383	121,275	66,365	89,600
Trade Notes & Accounts Receivable	受取手形 売掛金	46,361	49,947	57,707	54,955	55,918
Marketable Securities	有価証券					
Inventories	棚卸資産	224,005	247,325	281,968	247,460	254,271
Other	その他の流動資産	20,710	21,123	24,599	29,571	33,309
Allowance for Doubtful Accounts	貸倒引当金	-2,059	-1,647	-1,699	-1,910	-1,977
Total Current Assets	流動資産合計	**403,151**	**465,130**	**483,851**	**396,442**	**431,122**
Fixed Assets	固定資産					
Tangible Fixed Assets	有形固定資産	355,809	361,109	391,127	310,930	308,275
Intangible Fixed Assets	無形固定資産	3,154	4,125	6,337	6,105	6,072
Investments & Other Assets	投資等	122,641	120,291	171,998	212,614	210,802
Total Fixed Assets	固定資産合計	**481,605**	**485,526**	**569,462**	**529,649**	**525,151**
Deferred Assets	繰延資産					
Total Assets	資産合計	**884,757**	**950,657**	**1,053,314**	**926,092**	**956,273**
<Liabilities 負債の部>						
Current Liabilities	流動負債					
Trade Notes & Accounts Payable	支払手形 ·買掛金	80,001	139,288	164,203	102,552	113,265
Short-Term Debt	短期借入金			52,000		
Bonds Due within One Year	一年内償還社債		2,005			
Accrued Expenses	未払費用	6,018	7,566	5,763	12,965	13,185
Accrued Income Taxes	未払法人税 ·事業税	12,092	10,113		4,520	10,556
Other	その他の流動負債	76,283	82,613	95,328	119,368	119,703
Total Current Liabilities	流動負債合計	**174,395**	**241,587**	**317,294**	**239,408**	**256,711**
Long-Term Liabilities	固定負債					
Bonds	社債	2,090				
Other	その他の固定負債	112,410	118,076	165,164	223,087	222,098
Total Long-Term Liabilities	固定負債合計	**114,500**	**118,076**	**165,164**	**223,087**	**222,098**
Total Liabilities	負債合計	**288,895**	**359,664**	**482,459**	**462,495**	**478,810**
<Shareholders' Equity 資本の部>						
Common Stock	資本金	108,781	108,781	110,120	110,120	110,120
Capital Reserve	資本剰余金	122,041	122,041	147,755	147,755	147,755
Retained Earnings	利益剰余金	365,038	360,170	372,429	266,397	272,040
Land Revaluation Difference	土地再評価差額金			-60,929	-61,495	-59,345
Net Unrealized Gain on Available-for-Sale Securities	株式等評価差額金			1,521	1,055	7,174
Treasury Stock	自己株式			-42	-237	-282
Total Shareholders' Equity	資本合計	**595,861**	**590,993**	**570,855**	**463,596**	**477,463**
Total Liabilities & Shareholders' Equity	負債·資本合計	**884,757**	**950,657**	**1,053,314**	**926,092**	**956,273**

Non-Consolidated Statements of Income (¥Million)
損益計算書 百万円)

Years Ended March 31		2000	2001	2002	2003	2004(中間) Interim of FYE 3/2004
<Operating Income & Expenses 営業損益の部>						
Net Sales	売上高	871,892	917,355	1,081,079	1,042,920	530,582
Cost of Sales	売上原価	675,526	713,878	855,807	825,573	415,751
Selling, General & Administrative Expenses	販管費	155,000	165,380	186,560	184,203	92,178
Operating Income	営業利益	**41,365**	**38,096**	**38,711**	**33,143**	**22,652**
<Non-Operating Income & Expense 営業外損益の部>						
Interest & Dividend Income	受取利息·配当金	1,583	1,498	1,288	1,328	894
Interest Expenses	支払利息·社債利息	376	253	1,269	621	119
Ordinary Income	経常利益	**42,921**	**40,103**	**36,604**	**30,636**	**23,870**
Income(Loss) before Taxes	税引前当期利益(損失)	**26,231**	**8,022**	**3,286**	**-164,081**	**24,147**
Income Taxes	法人税等	11,534	3,984	2,258	-64,438	10,851
Net Income(Loss)	税引利益(損失)	**14,696**	**4,038**	**1,027**	**-99,642**	**13,295**

		2000	2001	2002	2003	2004(中間)
Net Income(Loss) per Share (¥)	一株当たり利益(損失) 円)	28.05	7.71	1.87	-181.01	24.16
Cash Dividends per Share (¥)	一株当たり配当金 円)	17.00	17.00	10.00	10.00	-
Pay-out Ratio (%)	配当性向 %)	60.6	220.5	535.8	-	-

		2000	2001	2002	2003	2004(中間)
Non-Operating Inc.& Exp.-Net	金融収支	1,206	1,245	18	707	775
Number of Outstanding Shares (Thousands of share)	発行済株式数(千株)	523,893	523,893	550,610	550,321	550,270
Number of Employees	従業員数(人)	12,003	11,137	12,299	11,471	11,489

Housing 住宅事業

受注経路 住宅+集合)-Channels of Orders

(%)

Fiscal years ended March 31	2002	2003	2004 中間期 Interim of FYE 3/2004
Model Houses 展示場	26	28	28
Referral Orders 紹介	43	45	47
Campaign キャンペーン	17	13	11
Others その他	14	14	14

建替比率 建替+住替)-Percentage of Re-builders

(%)

Fiscal years ended March 31	2002	2003	2004 中間期 Interim of FYE 3/2004
Percentage of Re-builders 建替比率	34	33	32

住宅展示場-Model Houses

Fiscal years ended March 31	2002	2003	2004 中間期 Interim of FYE 3/2004
Number of Model Houses 住宅展示場数	349	335	327
Model House Visits 住宅展示場来場者数 (人)	160,825	144,833	76,755
Visits per Model House 1展示場当たり住宅展示場来場者数 (人)	461	432	235

住宅金融公庫比率- Percentage of Buyers Who Applied for Loan from H.L.C

(%)

Fiscal years ended March 31	2002	2003	2004 中間期 Interim of FYE 3/2004
Single-Family Houses 戸建住宅	49	24	12
Multi-Family Houses 集合住宅	14	10	14

平均売上金額- Sales per Unit

(単位:百万円 ¥Million)

	Fiscal years ended March 31	2002	2003	2004 中間期 Interim of FYE 3/2004
戸建	Steel-Frame 戸建住宅	26.8	26.8	27.8
	Wood-Frame 木造住宅	24.0	23.1	24.8
	Single-Family Houses	26.7	26.6	27.6
集合	Steel-Frame 集合住宅	8.7	8.6	8.7
	Wood-Frame 木造集合	7.2	6.8	7.2
	Multi-Family Houses	8.6	8.5	8.7
分譲	Steel-Frame 分譲住宅	21.6	21.3	21.6
	Wood-Frame 木造建売	19.9	20.6	20.7
	Single-Family Houses for Sale	21.2	21.1	21.4

平均売上面積-Area per Unit

(㎡)

	Fiscal years ended March 31	2002	2003	2004 中間期 Interim of FYE 3/2004
戸建	Steel-Frame 戸建住宅	144.5	143.4	144.2
	Wood-Frame 木造住宅	134.5	132.6	136.0
	Single-Family Houses	144.0	142.7	143.7
集合	Steel-Frame 集合住宅	54.9	53.1	52.0
	Wood-Frame 木造集合	48.6	49.2	51.7
	Multi-Family Houses	54.7	53.0	52.0
分譲	Steel-Frame 分譲住宅	129.8	129.4	128.3
	Wood-Frame 木造建売	123.4	124.7	126.3
	Single-Family Houses for Sale	128.2	128.1	127.8

Condominiums マンション事業

受注高の状況 百万円） - Order Received(¥Million)

Division 地区	2003中間期 Interim of FYE 3/2003					2004中間期 Interim of FYE 3/2004				
	戸数 Units	専有面積 Floor Area	金額 Total Amount	平均専有面積 Area per Unit	平均受注金額 Order per Unit	戸数 Units	専有面積 Floor Area	金額 Total Amount	平均専有面積 Area per Unit	平均受注金額 Order per Unit
Hokkaido 北海道	123	12,744	3,730	103.6	30.3	166	15,080	4,027	90.9	24.3
Tohoku 東北	253	20,278	6,315	80.2	25.0	231	17,117	5,709	74.1	24.7
Kanto 関東	511	35,537	20,354	69.5	39.8	625	45,636	23,453	73.0	37.5
Chubu 中部	170	14,682	5,256	86.4	30.9	166	13,926	5,127	83.9	30.9
Kinki 近畿	384	33,664	11,360	87.7	29.6	486	39,074	15,129	80.4	31.1
Chugoku 中国	26	2,030	717	78.1	27.6	51	3,927	1,300	77.0	25.5
Kyusyu 九州	103	9,526	3,770	92.5	36.6	95	8,165	3,048	86.0	32.1
Total 合計	1,570	128,461	51,501	81.8	32.8	1,820	142,926	57,793	78.5	31.8

売上高の状況 百万円） – Sales(¥Million)

Division 地区	2003中間期 Interim of FYE 3/2003					2004中間期 Interim of FYE 3/2004				
	戸数 Units	専有面積 Floor Area	金額 Total Amount	平均専有面積 Area per Unit	平均売上金額 Sales per Unit	戸数 Units	専有面積 Floor Area	金額 Total Amount	平均専有面積 Area per Unit	平均売上金額 Sales per Unit
Hokkaido 北海道	189	19,665	5,062	104.1	26.8	131	12,347	3,259	94.3	24.9
Tohoku 東北	350	27,592	8,794	78.8	25.1	257	19,031	6,275	74.1	24.4
Kanto 関東	342	26,390	14,407	77.2	42.1	644	47,502	24,024	73.8	37.3
Chubu 中部	146	12,992	4,821	89.0	33.0	207	17,378	6,345	84.0	30.7
Kinki 近畿	490	40,095	15,208	81.8	31.0	414	32,461	12,295	78.4	29.7
Chugoku 中国	28	2,199	757	78.5	27.0	24	1,889	763	78.7	31.8
Kyusyu 九州	96	9,221	3,865	96.1	40.3	98	8,476	3,193	86.5	32.6
Total 合計	1,641	138,155	52,914	84.2	32.2	1,775	139,085	56,153	78.4	31.6

Condominiums マンション事業

新規販売の状況 百万円） - Selling Newly-Started(¥Million)

Division 地区	2003中間期 Interim of FYE 3/2003				
	戸数 Units	専有面積 Floor Area	総販売価額 Total Sales	平均専有面積 Area per Unit	平均販売価額 Price per Unit
Hokkaido 北海道	51	4,651	1,572	91.2	30.8
Tohoku 東北	293	22,889	7,660	78.1	26.1
Kanto 関東	617	42,876	29,349	69.5	47.6
Chubu 中部	115	10,536	3,653	91.6	31.8
Kinki 近畿	69	5,817	2,261	84.3	32.8
Chugoku 中国	66	5,244	2,158	79.5	32.7
Kyusyu 九州	172	14,580	5,320	84.8	30.9
Total 合計	1,383	106,594	51,973	77.1	37.6

Division 地区	2004中間期 Interim of FYE 3/2004				
	戸数 Units	専有面積 Floor Area	総販売価額 Total Sales	平均専有面積 Area per Unit	平均販売価額 Price per Unit
Hokkaido 北海道	129	12,305	3,523	95.4	27.3
Tohoku 東北	259	18,895	6,744	73.0	26.0
Kanto 関東	550	39,815	20,516	72.4	37.3
Chubu 中部	134	11,290	4,375	84.3	32.7
Kinki 近畿	642	52,385	23,898	81.6	37.2
Chugoku 中国	61	4,633	1,471	76.0	24.1
Kyusyu 九州	78	6,461	2,590	82.8	33.2
Total 合計	1,853	145,783	63,117	78.7	34.1

完成在庫の状況 百万円） － Stock Completed Construction(¥Million)

Division 地区	2003 As of March 31, 2003			
	戸数 Units	専有面積 Floor Area	金額 Cost Price	平均専有面積 Area per Unit
Hokkaido 北海道	44	4,312	1,110	98.0
Tohoku 東北	87	6,694	1,702	76.9
Kanto 関東	129	9,620	4,792	74.6
Chubu 中部	65	5,330	1,439	82.0
Kinki 近畿	213	17,469	4,920	82.0
Chugoku 中国	8	780	214	97.5
Kyusyu 九州	90	7,520	2,280	83.6
Total 合計	636	51,725	16,459	81.3

Division 地区	2004中間期 Interim of FYE 3/2004				
	戸数 Units	専有面積 Floor Area	金額 Cost Price	平均専有面積 Area per Unit	販売予定額 Selling Price
Hokkaido 北海道	36	3,798	843	105.5	990
Tohoku 東北	156	11,380	3,202	73.0	4,037
Kanto 関東	207	15,441	6,868	74.6	8,166
Chubu 中部	33	2,874	838	87.1	1,047
Kinki 近畿	135	10,857	3,145	80.4	3,583
Chugoku 中国	15	1,277	463	85.2	497
Kyusyu 九州	53	4,743	1,502	89.5	1,849
Total 合計	635	50,371	16,861	79.3	20,168

株式関係諸比率－Shareholding Ratio


(%)
60
50
40
30
20
10
0
'00
'01
'02
'03
'04中間
Fixed Shareholders
安定株主比率
Financiers in Fixed Shareholders
安定株主の内、金融機関株主比率
(%)
(Number / 人)
35
30
25
20
15
10
5
0
25,000
20,000
15,000
10,000
5,000
0
Number of Individual Shareholder
個人株主数(単元未満株主を除く)
Foreigners' Share
外国人株主比率
Individuals' Share
個人株主比率

Fiscal years ended March 31	2000	2001	2002	2003	2004 中間期 *Interim of FYE 3/2004*
Fixed Shareholders(%) 安定株主比率 株式数)(%)	48.8	50.5	50.0	45.3	34.6
Financiers in Fixed Shareholders(%) 安定株主の内、金融機関株主比率 株式数)(%)	41.0	40.1	38.4	34.4	23.6
Foreigners' Share(%) 外国人株主比率 株式数)(%)	24.6	27.4	24.7	23.5	31.0
Individuals' Share (%) 個人株主比率 株式数)(%)	12.3	12.6	12.4	12.2	11.7
Number of Individual Shareholders 個人株主数(人)*単元未満株主を除く	20,136	19,607	18,783	17,381	16,484

部門別受注高 売上高の状況 — Order Received by Segment ,Sales by Segment

受注高 — Order Recieved

単位 :戸-Unit , 億円-¥100Millions, %）

部門		前中間期('02.4.1～9.30) Interim of fiscal 2002		当中間期('03.4.1～9.30) Interim of fiscal 2003		前年同期比 Growth rate(%)		通期予想('03.4.1～'04.3.31) Fiscal 2003 Estimation		前年同期比 Growth rate(%)	
		戸数-Unit	金額	戸数-Unit	金額	戸数	金額	戸数-Unit	金額	戸数	金額
建築請負 — Construction	戸建住宅 — Single-Family Houses	5,191	1,380	5,415	1,508	4.3	9.3	11,000	3,040	5.2	8.7
	集合住宅 — Multi-Family Houses	11,711	1,010	13,282	1,132	13.4	12.1	26,800	2,310	6.6	8.3
	流通店舗 — Stores		617		785		27.3		1,490		15.5
	鋼管建築 — Office Buildings,factories		446		497		11.6		1,040		8.1
	小計 — Sub-total	16,902	3,453	18,697	3,923	10.6	13.6	37,800	7,880	6.2	9.7
不動産 — Real estate	分譲住宅 — Single-Family Houses for Sale	1,361	288	896	191	-34.2	-33.6	1,820	390	-25.3	-24.3
	マンション — Condominiums for Sale	1,570	323	1,820	385	15.9	19.2	3,700	780	11.0	13.4
	都市開発 — Land		508		453		-10.8		930		-4.6
	その他 — Others		41		43		6.1		80		-1.5
	小計 — Sub-total	2,931	1,160	2,716	1,073	-7.3	-7.5	5,520	2,180	-4.3	-3.5
観光 — Resort Hotels			281		283		0.5		570		3.1
ホームセンター — Home Center			255		283		11.1		570		9.3
合計 — Total		19,833	5,151	21,413	5,563	8.0	8.0	43,320	11,200	4.7	6.5

売上高 — Sales

単位 :戸-Unit , 億円-¥100Millions, %）

部門		前中間期('02.4.1～9.30) Interim of fiscal 2002		当中間期('03.4.1～9.30) Interim of fiscal 2003		前年同期比 Growth rate(%)		通期予想('03.4.1～'04.3.31) Fiscal 2003 Estimation		前年同期比 Growth rate(%)	
		戸数-Unit	金額	戸数-Unit	金額	戸数	金額	戸数-Unit	金額	戸数	金額
建築請負 — Construction	戸建住宅 — Single-Family Houses	5,399	1,423	5,384	1,483	-0.3	4.2	10,800	2,980	3.3	7.3
	集合住宅 — Multi-Family Houses	11,381	991	12,351	1,068	8.5	7.8	25,400	2,190	4.1	5.3
	流通店舗 — Stores		587		667		13.6		1,400		10.6
	鋼管建築 — Office Buildings,Factories		398		478		19.9		980		17.4
	小計 — Sub-total	16,780	3,401	17,735	3,696	5.7	8.7	36,200	7,550	3.9	8.5
不動産 — Real estate	分譲住宅 — Single-Family Houses for Sale	1,338	282	889	189	-33.6	-32.8	1,780	380	-27.5	-26.7
	マンション — Condominiums for Sale	1,641	337	1,775	364	8.2	8.0	3,600	750	-1.9	-2.0
	都市開発 — Land		510		449		-12.0		900		-12.7
	その他 — Others		41		39		-5.6		80		-1.1
	小計 — Sub-total	2,979	1,172	2,664	1,043	-10.6	-11.0	5,380	2,110	-12.1	-11.9
観光 — Resort Hotels			281		283		0.5		570		3.1
ホームセンター — Home Center			255		283		11.1		570		9.3
合計 — Total		19,759	5,109	20,399	5,305	3.2	3.8	41,580	10,800	1.5	3.6

(NOTE) AMOUNTS LESS THAN TEN MILLION HAVE BEEN ELIMINATED FROM PRESENTATION

1. 2003年中間期実績／2004年中間期実績 単体ＰＬ比較表 *Comparisons of P/L (Between 2003 interim and 2004 interim)*

（単位：百万円 ¥Million）

		2003 中間期実績	2004 中間期実績	増減 Increase/decrease	
建築請負 -Construction	戸建住宅 -Single Family House	142, 392	148, 306	5, 914	→ 販売棟数5,384棟（前年比△15棟）となるも、販売単価の上昇及び増改築の拡大により増収
	集合住宅 -Multi Family House	99, 128	106, 814	7, 686	→ 販売戸数1万2,351戸（前年比+970戸）となり増収
	流通店舗 -Stores	58, 715	66, 725	8, 010	→ LOC物件の販売増により増収
	鋼管構造・建築 -Office Building, Factories	39, 866	47, 802	7, 936	→ グループホームを中心とした医療・介護関連施設の販売増により増収
小計	Sub-total	**340,101**	**369,647**	**29,546**	
不動産 -Real Estate	分譲住宅 -Single Family Houses for Sale	28, 263	18, 995	-9, 268	→ 建築請負への販売重点のシフトによる販売棟数の減少
	マンション -Condominiums for Sale	33, 720	36, 423	2, 703	→ 販売戸数1,775戸（前年比+134戸）となり増収
	都市開発 -Land	51, 070	44, 954	-6, 116	→ 建築請負への販売重点のシフト及び販売用土地の圧縮政策による販売区画の減少
	その他 -Others	4, 167	3, 933	-234	
小計	Sub-total	**117,220**	**104,305**	**-12,915**	
観光	Resort Hotels	**28,171**	**28,303**	**132**	→ サーズ等の影響により前年比ほぼ横ばい
ホームセンター	Home Center	**25,507**	**28,327**	**2,820**	→ 新店効果により増収（前年比3店舗増）
売上	Sales	**510,999**	**530,582**	**19,583**	
建築請負 -Construction	戸建住宅 -Single Family House	33, 865	36, 099	2, 234	
	集合住宅 -Multi Family House	24, 134	25, 688	1, 554	
	流通店舗 -Stores	13, 403	14, 182	779	
	鋼管構造・建築 -Office Building, Factories	5, 508	7, 641	2, 133	
小計	Sub-total	**76,910**	**83,610**	**6,700**	→ 増収にともなう増益
不動産 -Real Estate	分譲住宅 -Single Family Houses for Sale	6, 204	4, 270	-1, 934	
	マンション -Condominiums for Sale	5, 685	6, 114	429	
	都市開発 -Land	145	3, 660	3, 515	
	その他 -Others	1, 218	933	-285	
小計	Sub-total	**13,252**	**14,977**	**1,725**	→ 減収となるも、前期までに実施した販売用土地の評価減の効果により、土地の粗利益率が前年比7.8ポイント改善し増益
観光	Resort Hotels	**8,101**	**8,036**	**-65**	
ホームセンター	Home Center	**7,596**	**8,208**	**612**	
売上総利益	Gross Profit	**105,859**	**114,831**	**8,972**	
販売費及び一般管理費	Selling, General & Administrative Expense	92, 898	92, 179	-719	→ 減価償却費△31億（うち臨時償却影響額△26億）、営業委託料14億（観光7億・HC7億）、広告宣伝費10億
営業利益	Operating Income	**12,961**	**22,652**	**9,691**	
営業外収益	Non-Operating Income	2, 808	2, 659	-149	
営業外費用	Non-operating Expense	4, 202	1, 441	-2, 761	→ 退職給付数理差異償却負担がなくなり24億の改善
経常利益	Ordinary Income	**11,567**	**23,870**	**12,303**	
特別利益	Non-Operating Income (extraordinary profit)	182	1, 024	842	
特別損失	Non-Operating Expense (extraordinary loss)	7, 571	747	-6, 824	→ 退職給付会計基準変更時差異償却及び関係会社整理損の負担がなくなり70億の改善
税引前中間純利益	Income before Tax	**4,178**	**24,147**	**19,969**	
法人税等	Income Tax	2, 413	10, 851	8, 438	
中間純利益	Net Income	**1,765**	**13,296**	**11,531**	

2. 2004年中間期 期初計画／実績 単体PL比較表

Comparisons of P/L (Between the Plan and the Result of 2004 interim)

（単位：百万円 ¥Million）

			2004 中間期計画	2004 中間期実績	増減 Increase/decrease	
売上 Sales	建築請負 -Construction	戸建住宅 -Single Family House	144,000	148,306	4,306	→ 計画棟数5,400棟に対し、実績棟数5,384棟（達成率99.7%）
		集合住宅 -Multi Family House	105,000	106,814	1,814	→ 計画戸数12,300戸に対し、実績戸数12,351戸（達成率100.4%）
		流通店舗 -Stores	64,800	66,725	1,925	→ LOC物件の販売増により計画達成
		鋼管構造・建築 -Office Building, Factories	45,200	47,802	2,602	→ グループホームを中心とした医療・介護関連施設の販売増により計画達成
	小計 Sub-total		**359,000**	**369,647**	**10,647**	
	不動産 -Real Estate	分譲住宅 -Single Family Houses for Sale	23,500	18,995	-4,505	→ 建築請負への販売重点のシフトによる販売棟数の減少
		マンション -Condominiums for Sale	38,500	36,423	-2,077	→ 計画戸数1,880戸に対し、実績戸数1,775戸（達成率94.4%）
		都市開発 -Land	49,000	44,954	-4,046	→ 建築請負への販売重点のシフト及び販売用土地の圧縮政策による販売区画の減少
		その他 -Others	4,000	3,933	-67	
	小計 Sub-total		**115,000**	**104,305**	**-10,695**	
	観光 Resort Hotels		**29,000**	**28,303**	**-697**	→ サーズ等の影響により前年比ほぼ横ばい
	ホームセンター Home Center		**27,000**	**28,327**	**1,327**	→ 新店効果により計画達成（前年比3店舗増）
売上 Sales			**530,000**	**530,582**	**582**	
売上総利益 Gross Profit	建築請負 -Construction	戸建住宅 -Single Family House	34,402	36,099	1,697	
		集合住宅 -Multi Family House	25,877	25,688	-189	
		流通店舗 -Stores	14,076	14,182	106	
		鋼管構造・建築 -Office Building, Factories	6,543	7,641	1,098	
	小計 Sub-total		**80,898**	**83,610**	**2,712**	→ 計画達成にともなう増益
	不動産 -Real Estate	分譲住宅 -Single Family Houses for Sale	5,255	4,270	-985	
		マンション -Condominiums for Sale	6,930	6,114	-816	
		都市開発 -Land	3,000	3,660	660	
		その他 -Others	1,035	933	-102	
	小計 Sub-total		**16,220**	**14,977**	**-1,243**	
	観光 Resort Hotels		**8,033**	**8,036**	**3**	
	ホームセンター Home Center		**7,849**	**8,208**	**359**	
売上総利益 Gross Profit			**113,000**	**114,831**	**1,831**	
販売費及び一般管理費 Selling, General & Administrative Expense			93,000	92,179	-821	→ 広告宣伝費△6億、租税公課△6億
営業利益 Operating Income			**20,000**	**22,652**	**2,652**	
営業外収益 Non-Operating Income			2,600	2,659	59	
営業外費用 Non-operating Expense			2,600	1,441	-1,159	
経常利益 Ordinary Income			**20,000**	**23,870**	**3,870**	
特別利益 Non-Operating Income (extraordinary profit)			0	1,024	1,024	
特別損失 Non-Operating Expense (extraordinary loss)			0	747	747	
税引前中間純利益 Income before Tax			**20,000**	**24,147**	**4,147**	
法人税等 Income Tax			9,000	10,851	1,851	
中間純利益 Net Income			**11,000**	**13,296**	**2,296**	